As filed with the Securities and Exchange Commission on December 12, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PHOENIX MOTOR INC.

(Exact name of registrant as specified in its charter)

Delaware	3713	85-4319789
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

1500 Lakeview Loop
Anaheim, CA 92807
(909) 987-0815

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

W. Chris Wang
Chief Financial Officer
Phoenix Motor Inc.
1500 Lakeview Loop
Anaheim, CA 92807
Tel: (909) 987-0815

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum, Esq.
David J. Levine, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Tel: (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company,” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED DECEMBER 12, 2022

Up to $10,000,000

Phoenix Motor Inc.

Common Stock

Phoenix Motor Inc. (the “Company” or “Phoenix”) entered into a Standby Equity Purchase Agreement with YA II PN, Ltd. (“Yorkville” or “Selling Stockholder”) on November 22, 2022 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company shall have the right, but not the obligation, to sell to Yorkville up to $10,000,000 of its shares of common stock, par value $0.0004 per share, offered by this prospectus at the Company’s request any time during the commitment period commencing on November 22, 2022 and terminating on the earliest of (i) the first day of the month following the 36-month anniversary of the Purchase Agreement and (ii) the date on which Yorkville shall have made payment of any advances requested pursuant to the Purchase Agreement for shares of the Company’s common stock equal to the commitment amount of $10,000,000 (the “Commitment Period”). Each sale the Company requests under the Purchase Agreement (an “Advance Notice”) may be for a number of shares of common stock with an aggregate value of up to $10,000,000. The shares would be purchased at 93.0% of the Market Price (as defined below) and would be subject to certain limitations, including that Yorkville could not purchase any shares that would result in it owning more than 9.99% of our outstanding common stock. “Market Price” is defined in the Purchase Agreement as the lowest of the VWAPs (as defined below) during each of the three consecutive trading days commencing on the trading day following the Company’s submission of an Advance Notice to Yorkville. “VWAP” is defined in the Purchase Agreement to mean, for any trading day, the daily volume weighted average price of the Company’s common stock for such date on the Nasdaq Capital Market as reported by Bloomberg L.P. during regular trading hours. With each Advance Notice the Company will indicate the minimum acceptable price that it is willing to sell its shares of common stock to the Purchaser.

This prospectus also covers the resale of up to 4,035,086 of these shares by Yorkville to the public, consisting of an aggregate amount of 61,421 shares delivered for Yorkville’s commitment under the Purchase Agreement (“Commitment Shares”) and up to 3,973,665 shares of common stock that we may elect, in our sole discretion, to issue and sell to Yorkville, from time to time under the Purchase Agreement.

Though we have been advised by Yorkville, and Yorkville represents in the Purchase Agreement, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act of 1933, as amended (the “Securities Act”) or any other applicable securities laws, the Securities and Exchange Commission (the “SEC”) may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and any profits on the sales of shares of our common stock by Yorkville and any discounts, commissions or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. For additional information on the methods of sale that may be used by Yorkville, see the section entitled “Plan of Distribution” on page 99.

Our direct parent EdisonFuture, Inc., which is 100% owned by SPI Energy Co., Ltd., owns approximately 86.7% of the outstanding voting power of our common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC. We currently do not avail ourselves of the controlled company exemption under the Nasdaq corporate governance standards. See “Corporate Governance Controlled Company” and “Security Ownership of Certain Beneficial Owners and Management.”

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “PEV”. On December 9, 2022, the closing price of our Common Stock was $1.63 per share. As of the date of this prospectus, none of the other securities that we may offer by this prospectus is listed on any national securities exchange or automated quotation system.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements after this offering. See “Prospectus Summary — Emerging Growth Company Status.”

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors beginning on page 14 of this prospectus before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2022

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) pursuant to which the Selling Stockholder named herein may, from time to time, offer and sell or otherwise dispose of the securities covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the Information Incorporated by Reference herein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions “Where You Can Find More Information” and “Incorporation of Information by Reference” in this prospectus.

Neither we nor the Selling Stockholder have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

We further note that the representations, warranties and covenants made in any agreement that is filed as an exhibit to any document that is incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless the context otherwise requires, references in this prospectus to “Phoenix,” the “Company,” “we,” “us,” and “our” refer to Phoenix Motor Inc.

MARKET AND INDUSTRY DATA

This prospectus contains or incorporates by reference industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by third parties. Although the industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, they do not guarantee the accuracy or completeness of such information, and we have not independently verified any of the data from third-party sources or ascertained the underlying economic assumptions relied upon therein. While we believe that the market position, market opportunity and market size information included or incorporated by reference in this prospectus supplement and the accompanying prospectus is generally reliable, such information is inherently imprecise. The industry forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus may be materially different than actual results.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.phoenixmotors.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this prospectus supplement or any other report or documents we file with or furnish to the SEC.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov and at the SEC’s public reference facilities referred to below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Forward-looking statements in this prospectus may include, for example, statements about:

●	our ability to convert concept trucks and vans into production and sales;
●	our product development timeline and expected start of production;
●	development of competitive trucks and vans manufactured and sold by our competitors and major industry vehicle companies;
●	our ability to scale in a cost-effective manner;
●	our future capital requirements and sources and uses of cash;
●	our ability to obtain funding for our future operations;
●	our financial and business performance, including business metrics and any underlying assumptions thereunder;
●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
●	the implementation, market acceptance and success of our business model;
●	the impact of health epidemics, including the COVID-19 pandemic, on our business and the actions we may take in response thereto;
●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
●	our business, expansion plans and opportunities;
●	changes in applicable laws or regulations;
●	our ability to execute our business model, including market acceptance of our planned products and services;
●	the possibility that we may be adversely affected by other economic, business or competitive factors; and

●	any potential disruptions to global economic markets caused by international conflicts, wars and terrorist threats.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the information under “Risk Factors,” “Business” and our financial statements and the related notes included elsewhere in this prospectus before investing in our common stock.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Phoenix, “Company,” “we,” “us,” “our,” or similar references mean Phoenix Motor Inc. and its subsidiaries on a consolidated basis.

Company Overview

Phoenix Motor Inc., doing business as “Phoenix Motorcars” through its wholly owned subsidiaries, Phoenix Cars LLC, Phoenix Motorcars Leasing LLC, and EdisonFuture Motor, Inc., currently designs, assembles, and integrates electric drive systems and light and medium duty electric vehicles (“EVs”) and markets and sells electric vehicle chargers for the commercial and residential markets. The Company operates two primary brands, “Phoenix Motorcars” focused on commercial products including medium duty electric vehicles, chargers and electric forklifts, and “EdisonFuture” which intends to offer light-duty electric vehicles.

As an EV pioneer, we delivered our first commercial EV in 2014. We develop and integrate our proprietary electric drivetrain into the Ford Econoline Chassis (E-Series), specifically on the Ford E-450. The Ford E-Series is the dominant chassis in the medium duty Class 41 market in the U.S. in terms of market share and the range of configurations varying from shuttle buses, Type A school buses, utility trucks, service trucks, to flatbed trucks, walk-in vans, and cargo trucks. Since our inception, we have been developing light and medium duty commercial electric vehicles for various service and government fleet markets, including city fleets, campuses, municipalities and transit agencies and serve a broad spectrum of commercial fleet customers, such as airport shuttle operators, hotel chains, transit fleet operators, seaports, last-mile delivery fleets, and large corporations.

1More information about Types of Vehicles by Weight Class can be found at afdc.energy.gov/data/10381 process. We are currently in production of our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any Class 4 product on the market, offering up to 160 miles in range. Our current generation drivetrain allows for a variety of battery pack options which offer customers flexibility on pricing and configuration. Our latest technology also offers the largest variety of cutaway bodies including service trucks, utility trucks, flatbed trucks, cargo trucks, walk-in vans, shuttle buses, and school buses. In addition to engineering and final stage assembly of our electric drivetrain, Phoenix serves as a one-stop shop for companies or agencies looking to electrify their fleets. In advance of sales, we assist customers in analyzing their fleets’ routes for suitability for EV adoption, vehicle type, and battery pack size (range vs. payload and costs). Route analysis also encompasses charger requirements, including location, and we provide site reviews and infrastructure installation support to customers. In addition, we offer leasing services to our customers, as well as assistance in identifying federal and state incentives for fleet electrification. While providing limited warranties for the parts and components of the vehicles we sell, we offer a full range of after-sale customer support over the vehicles’ lifespans, with our all-inclusive monthly service packages covering substantially all the maintenance needs.

Legacy EV Business Line: Fully Built Medium-Duty EVs

We sell our products both fully integrated into complete vehicles and in kit form to other business partners for integration in the same vehicle platforms. For example, we sell to our shuttle partner/dealer electric drive system kits that are integrated into the E-450 based shuttle buses sold by them. The integration can be completed either at Phoenix manufacturing facilities or as part of the customer’s manufacturing

We deployed the very first zero emission airport shuttle bus at the Los Angeles International Airport (“LAX”), and the LAX fleet has grown to 39 electric shuttle buses, one of the largest of its kind. Over the years, we have served over 45 fleet customers with a variety of needs, providing customized products to complete essential business functions. As of December 31, 2021, we have delivered a total of 104 EVs, consisting of 91 shuttle buses and 13 work and delivery trucks, representing what we believe is the largest number of Class 4 cutaway medium duty electric shuttle bus deployments in the U.S. and also the most electric vehicle deployed on the Ford E-Series chassis. To date, we estimate that our products have accumulated more than three million driven electric miles, reducing CO2 emission by over 9.7 million pounds, the equivalent of carbon sequestered by over 5,207 acres of US forests in one year2. Phoenix has partnered to support sustainability and clean transportation objectives, meeting the needs of medium-duty fleet customers of all sizes, including utilities, cities, municipalities, transit agencies, airports, seaports, school districts, parking companies, universities, and corporate campuses. We are diligently executing on our expansion plan to further boost our production capabilities for year 2022, while addressing the supply chain related challenges posed by the ongoing COVID-19 Pandemic.

We also sell a variety of L2 and DC fast-charging (“DCFC”) solutions to our fleet customers at the point of sale for any of our fleet vehicles. We have expanded our product offerings into the residential and multi-family markets, as well as the commercial markets, offering both L2 and DCFC charging stations.

In the third quarter of 2021, the Company expanded its strategy to include light-duty vehicles under the EdisonFuture brand. The Company entered into collaboration with Icona Design (“Icona”), a world leading automotive design company, to design concept models of next generation all-electric vehicles for both passenger and commercial applications including pickup trucks and last mile delivery vans. The vehicle concept offers various distinct features including solar roof, interior solar mosaic, and retractable solar panels for the pickup bed cover. The light-duty concept is intended to be a platform based solution that will facilitate different versions and applications of the product built off of this platform including the pickup truck model, delivery van and other possible options based on market demand. The concept products were debuted at the Los Angeles Auto Show in November 2021 where show-cars for both of our EF-1 pickup truck and EF-1 V delivery van were unveiled to the public.

EdisonFuture EF-1 T Truck and EF-1 V Delivery Van Concept Show Cars at 2021 LA Auto Show

[2]	Greenhouse Gas Equivalencies Calculator can be found at www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

In December 2021, Phoenix Motorcars also introduced a range of material handling products including all-electric lithium-ion forklifts and pallet jacks. The Company has signed contracts with partners to bring to market varying sustainable material handling solutions, starting with Class 1 lithium-ion forklifts with 4,000 lbs., 5,000 lbs. and 7,700 lbs. capacity, as well as three different models of pallet jacks aimed at different operation intensity applications.

FL20C - 4000 lb. Rated Counterbalance Electric Forklift and FL2016L- WA/N 3000 lb. Heavy Duty Pallet Jack

Financial Performance Summary

●	Our auditor’s opinion on our December 31, 2021 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern. We had recurring losses from operations. We have incurred a net loss of $8.2 million during the nine months ended September 30, 2022, and the net cash used in operating activities was $14.2 million. We had accumulated deficit of $24.0 million and net current assets of $8.2 million, respectively, as of September 30, 2022. We had incurred a net loss of $14.6 million and the cash flow used in operating activities was $12.9 million during the year ended December 31, 2021. As of December 31, 2021, we had accumulated deficit of $15.9 million and net current assets of $2.2 million, respectively. Considering the planned level of capital expenditures expected during the next twelve months, there will be an expected capital deficit to occur, and we need to raise additional funds to sustain its operations. These factors raise substantial doubt to our ability to continue as a going concern.

For the nine months ended September 30, 2022 and 2021:

●	Our revenues were $2.6 million and $1.7 million, respectively.
●	Our net loss was $8.2 million and $6.4 million, respectively.

For the year ended December 31, 2021, the period from November 13, 2020 through December 31, 2020 (Successor), and the period from January 1, 2020 through November 12, 2020 (Predecessor):

●	Our revenues were $3.0 million, $0.4 million, and $4.1 million, respectively.
●	Our net loss was $14.6 million, $1.2 million and $3.4 million, respectively.

Market Opportunities

According to Electric Vehicle Outlook 2021 by Bloomberg New Energy Finance (“BloombergNEF”), the adoption of EVs in the commercial market is still low with over one million commercial EVs on the road, including buses, delivery vans and trucks compared to 12 million passenger EVs in use. The commercial EV market, which we believe is currently underserved, is projected to grow from a low base today to global sales of three million units by 2025 and nine million by 2030, led by buses and light trucks, representing significant growth opportunities. Major factors driving the growth of the commercial EV market size are rising policy support, increasing electrification of public transport fleets, stringent government regulations, advancements in battery pack technologies and electric powertrains and accelerated investment in charging infrastructure. By taking advantage of increasing EV demand boosted by government incentives, grants and regulations, as well as our leading technology, experience and expertise, and our strong relationships with dealers such as Creative Bus Sales, the largest bus dealer in the United States and Forest River, one of the largest manufacturers of commercial vehicles in the United States, we believe we are well positioned to capitalize on the commercial market opportunities. As of November 4, 2022, our backlog of approximately 85 orders consists of 46 vehicles and 39 electric drive system kits. The order backlog represents $14.2 million of revenue, consisting of $9.6 million for vehicles and $4.6 million for electric drive systems. Additionally, Phoenix has purchase orders for 16 vehicles with a total revenue of $2.8 million, which are pending California state incentive confirmation. Phoenix also has binding orders for 36 chargers representing over $0.9 million in revenue. We believe our business is on a path of robust growth in the next few years.

Competitive Strengths

In response to the market opportunities, we offer the following competitive strengths:

●	Demonstrated Capability to Develop and Deploy Commercial EVs and Generate Revenue While Developing Next Generation Vehicles to Fuel Future Growth
●	Strong EV Development Experience and a One-Stop Shop Solution for Customers
●	Experienced and Proven Management Team
●	Key Relationships with OEMs, Customers and Dealerships
●	Optimized Production Supply Chain Catered to Class 4 Market
●	Modular Software and Hardware Design

Growth Strategy

In addition to our existing product lineup, we continue to evaluate the commercial electric vehicle markets, including projected trends and developments, to identify new areas of demand and product opportunities. Specifically,

●	In the third quarter of 2021, we started planning for the development of our fourth-generation electric drivetrain (“Gen 4”). In Gen 4, we plan to incorporate the latest technology developments in electric drive systems and engineering repackaging intended to enable Phoenix to diversify sourcing, particularly for key components such as high voltage batteries, as well as significantly reduce our Bill of Material (“BOM”) costs. We anticipate launching the Gen 4 drivetrain during 2023.
●	We began designing and developing our purpose-built New Commercial Electric Vehicle Chassis Platform (“Ground-up Platform”) in the second half of 2021. We work closely with our sales and supply chain partners such as Forest River and Creative Bus Sales to determine key features, customer requirements and emerging technologies. We are targeting our electric chassis for the Class 3 through 6 commercial vehicle markets by using light-weight materials and innovative electric drivetrain components that offer improved battery density, efficiency and space-claim. If developed successfully our Ground-up Platform will allow us to be independent of other chassis makers, such as Ford, on whose E-450 chassis we build our current products, and to customize our product offerings (chassis and drive system) to meet customer and fleet requirements.
●	We are developing our EF1-T e-pickup truck, our first in a line of all-electric pickup trucks and last-mile delivery vans incorporating our vision for sustainable transportation, with focus on energy efficiency and innovative designs. Icona Design has delivered concept/auto-show versions of the pick-up truck and a van; and we have begun marketing the vehicles, developing sales and service and manufacturing and assembly strategies, and sourcing partners or suppliers to complete product development and provide major components.
●	We currently sell both L2 and DCFC solutions to our existing fleet customers, at the point of sale. As we expand our product offerings, we plan to offer charging products for the residential and multi-family EV markets, in both networked and non-networked configurations. In most cases, Level 2 charging will be the focal point for the residential and multi-family markets, but we are able to offer DC fast charging, as well. The other market we will focus on is the commercial/public market, where we will offer both Level 2 and DCFC solutions, with both networked and non-networked offerings. We have entered into agreements with suppliers and launched the products in the third quarter of 2021.

AC Chargers, ranging from 7.2 Kw – 19.2 KwDC Chargers, ranging from 30 Kw – 350 Kw

Our Corporate Structure

We are a “controlled company” within the meaning of the corporate governance standards because approximately 86.7% of the outstanding voting power of our outstanding common stock is owned by our direct parent EdisonFuture, Inc., which is 100% owned by SPI Energy Co., Ltd. For further information on the implications of this distinction, see “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock” and “Corporate Governance — Controlled Company.”

Following the closing of this offering, SPI will continue to have the right, at any time until SPI and its affiliates, including EdisonFuture Inc., no longer beneficially and collectively own at least 50% of the voting power of our outstanding common stock, to nominate all of the directors of the board in accordance with their beneficial ownership of the voting power of our outstanding common stock. See “Corporate Governance — Board Committees” for more information.

Committed Equity Financing

On November 22, 2022, we entered into the Standby Equity Purchase Agreement (“Purchase Agreement”) with the Selling Stockholder. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder up to $10,000,000 of shares of our common stock, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of common stock to the Selling Stockholder under the Purchase Agreement, and the timing of any such sales, are at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Purchase Agreement, we have filed the registration statement of which this prospectus forms a part with the SEC to register under the Securities Act the resale by the Selling Stockholder of up to 4,035,086 shares of common stock, consisting of an aggregate amount of 61,421 Commitment Shares and up to 3,973,665 shares of common stock that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time under the Purchase Agreement.

Upon the satisfaction of the conditions to the Selling Stockholder’s purchase obligation set forth in the Purchase Agreement, including that the registration statement of which this prospectus forms a part be declared effective by the SEC and the final form of this prospectus is filed with the SEC, we will have the right, but not the obligation, from time to time at our discretion until the first day of the month following the 36-month period after the date of the Purchase Agreement, to direct the Selling Stockholder to purchase a specified amount of shares of common stock (each such sale, an “Advance”) by delivering written notice to the Selling Stockholder (each, an “Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not to exceed shares with an aggregate value of $10,000,000 pursuant to an Advance. The per share purchase price for the shares of common stock, if any, that we elect to sell to the Selling Stockholder in an Advance pursuant to the Purchase Agreement will be determined by reference to the lowest volume weighted average price of our common stock (the “VWAP”) and calculated in accordance with the Purchase Agreement, less a discount of 7%; provided, however, that the Company may establish a minimum acceptable price in each Advance Notice below which it shall not be obligated to make any sales to the Selling Stockholder. There is no upper limit on the price per share that the Selling Stockholder could be obligated to pay for the common stock we may elect to sell to it in any Advance. We will control the timing and amount of any sales of common stock to the Selling Stockholder. Actual sales of shares of our common stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, which may include, among other things, market conditions, the trading price of our common stock, and determinations by us as to the appropriate sources of funding for our business and its operations.

Under the applicable Nasdaq rules, in no event may we issue to the Selling Stockholder under the Purchase Agreement more than 4,035,086 shares of common stock, which number of shares is equal to 19.99% of the shares of the common stock, par value $0.0004 per share, of Phoenix outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, (ii) all applicable sales of shares of common stock under the Purchase Agreement equal or exceed the “Minimum Price” (as such term is defined under the Nasdaq Rules), or (iii) as to any Advance, the issuance of the common stock pursuant to an Advance Notice would be excluded from the Exchange Cap under Nasdaq rules (or interpretive guidance provided by the Nasdaq with respect thereto). Moreover, we may not issue or sell any shares of common stock to the Selling Stockholder under the Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by the Selling Stockholder and its affiliates (as calculated pursuant to Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the Selling Stockholder beneficially owning more than 9.99% of the outstanding shares of common stock (the “Beneficial Ownership Limitation”).

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell shares of our stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used for working capital and general corporate purposes. The Selling Stockholder has agreed that it and its affiliates will not engage in any short sales of the common stock nor enter into any transaction that establishes a net short position in the common stock during the term of the Purchase Agreement. The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the date of the Purchase Agreement or (ii) the date on which the Selling Stockholder shall have purchased from us under the Purchase Agreement shares of our common stock for an aggregate gross purchase price of $10,000,000. We have the right to terminate the Purchase Agreement at no cost or penalty upon five trading days’ prior written notice to the Selling Stockholder; provided that there are no outstanding Advance Notices and all outstanding amounts owed to the Selling Stockholder are repaid. We and the Selling Stockholder may also agree to terminate the Purchase Agreement by mutual written consent. Neither we nor the Selling Stockholder may assign or transfer our respective rights and obligations under the Purchase Agreement, and no provision of the Purchase Agreement may be modified or waived by us or the Selling Stockholder other than by an instrument in writing signed by both parties.

As consideration for the Selling Stockholder’s commitment to purchase shares of common stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, we issued 61,421 Commitment Shares. The Purchase Agreement contains customary representations, warranties, conditions, and indemnification obligations of the parties. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties. We do not know what the purchase price for our common stock will be and therefore cannot be certain as to the number of shares we might issue to the Selling Stockholder under the Purchase Agreement. Although the Purchase Agreement provides that we may sell up to $10,000,000 of our common stock to the Selling Stockholder, only 4,035,086 shares of our common stock are being registered for resale by the Selling Stockholder under the registration statement of which this prospectus forms a part, which represents (i) the 61,421 amount of Commitment Shares that we issued to the Selling Stockholder under the Purchase Agreement in consideration of its commitment to purchase shares of common stock at our election under the Purchase Agreement and (ii) up to 3,973,665 shares of common stock that may be issued to the Selling Stockholder from time to time, if and when we elect to sell shares to the Selling Stockholder under the Purchase Agreement.

If and when we elect to issue and sell shares to the Selling Stockholder under the Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the $10,000,000 available to us under the Purchase Agreement, depending on market prices for our common stock. If all of the 4,035,086 shares offered by the Selling Stockholder for resale under the registration statement of which this prospectus forms a part were issued and outstanding as of the date hereof (without taking into account the 9.99% Beneficial Ownership Limitation or the 19.9% Exchange Cap limitation), such shares would represent approximately 16.7% of the total number of shares of our common stock outstanding and approximately 61.7% of the total number of outstanding shares held by non-affiliates, in each case as of November 22, 2022. If we elect to issue and sell more than the 4,035,086 shares offered under this prospectus to the Selling Stockholder, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause substantial additional dilution to our stockholders. The number of shares ultimately offered for resale by the Selling Stockholder is dependent upon the number of shares we may elect to sell to the Selling Stockholder under the Purchase Agreement.

There are substantial risks to our stockholders as a result of the sale and issuance of common stock to the Selling Stockholder under the Purchase Agreement. These risks include the potential for substantial dilution and significant declines in our stock price. See the section entitled “Risk Factors.” Issuances of our common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease as a result of sales, if any, under the Purchase Agreement, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the Selling Stockholder. For more detailed information regarding the Purchase Agreement, see the section entitled “Committed Equity Financing.”

Risks Affecting Us

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors,” following this prospectus summary. These include:

●	We have a history of losses and expect significant increases in our costs, expenses and losses. As we continue to invest in our technology, research and development efforts, improve our operational, financial and management information systems, hire additional personnel, obtain, maintain, expand our intellectual property portfolio, we expect to incur losses for at least the foreseeable future, which could harm our business and future prospects.
●	We may never generate positive net cash flow or become profitable or, if we achieve profitability, we may not be able to sustain it.

●	Our operating results and capital requirements for future periods depend on many factors, including the growth and scaling of our manufacturing operations, the timing and extent of spending to support development efforts for products and services, the timing of new product introductions the continuing market acceptance of our products and services, and the expansion of our sales and marketing teams. Until we can generate sufficient cash flow from operations, we expect to fund our operations through a combination of equity offerings, debt financings or other capital markets transactions, while diligently executing on collaborations and strategic initiatives to optimize use of available funding.
●	We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.
●	Until our operations become self-sustaining and government-subsidies independent, of which there is no assurance, we will be required to raise additional funds, which may not be available or available on favorable terms, to remain in business. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our new product development programs, commercialization efforts or other operations.
●	Our history of losses makes evaluating our business and future prospects difficult and may increase the risk of your investment.
●	The price of our stock may be volatile, and you could lose all or part of your investment.
●	The COVID-19 pandemic and the efforts to mitigate its impact have had and may continue to have an adverse effect on our business, liquidity, results of operations, financial condition and price of our securities.
●	Our reliance on a limited base of suppliers for certain of our parts and products may result in disruptions to our supply chain and business and adversely affect our financial results.
●	Our reliance on a limited group of distributors of our EV shuttle buses and trucks may result in disruptions to our marketing and sales and adversely affect our financial results.
●	Our future growth is dependent upon commercial fleet customers’ willingness to adopt electric vehicles.
●	To be successful, we must comply with numerous government and industry requirements and standards.
●	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.
●	Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.
●	We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
●	Because we are a “controlled company” within the meaning of the Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.
●	A significant portion of the total outstanding shares of our common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our securities to drop significantly, even if our business is doing well.
●	It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the Purchase Agreement with the Selling Stockholder.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis, or CD&A, of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

●	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes — Oxley Act of 2002, or the Sarbanes — Oxley Act;
●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or
●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

●	our reporting $1.235 billion or more in annual gross revenues;
●	our issuance, in a three-year period, of more than $1 billion in non-convertible debt;
●	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and
●	the last day of our fiscal year following the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Our Corporate Information

We were incorporated in Delaware on October 12, 2020. Two of our operating subsidiaries, Phoenix Cars, LLC and Phoenix Motorcars Leasing, LLC, were formed in 2009 and 2014, respectively, our third operating subsidiary, EdisonFuture Motor, Inc., was established in July 2021. Our principal executive offices are located at 1500 Lakeview Loop, Anaheim, CA 92807. Our telephone number is (909) 987-0815. We maintain websites at www.phoenixmotorcars.com and www.edisonfuture.com. The information contained on our websites is not, and should not be interpreted to be, a part of this prospectus.

THE OFFERING

Securities offered by the Selling Stockholder

4,035,086 shares of common stock, consisting of (i) 61,421 Commitment Shares and (ii) up to 3,973,665 shares of common stock we may elect, in our discretion, to issue and sell to the Selling Stockholder under the Purchase Agreement from time to time having an aggregate offering price of up to $10,000,000.

Common stock outstanding as of December 12, 2022	20,479,984 shares

Common stock outstanding after this offering	24,220,711 shares assuming that we elect to sell the maximum amount of shares under the Purchase Agreement

Plan of distribution	See “Plan of Distribution” beginning on page 93.

Use of proceeds

We intend to use the proceeds from this offering, if any, to fund research and development efforts, manufacturing, marketing, maintaining and expanding our intellectual property portfolio and for working capital and other general corporate purposes. Because this is a best efforts offering with no minimum amount as a condition to closing, we may not sell all or any of the securities offered hereby. As a result, we may receive significantly less in net proceeds than we currently estimate. See “Use of Proceeds” on page 40.

Nasdaq trading symbol	“PEV”

Risk factors

Investing in our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as fully described below. The principal factors and uncertainties that make investing in our common stock risky include:

● Our history of losses

● Our continuing need to raise capital

● The substantial doubt about our ability to continue as a going concern

● Uncertainty regarding market acceptance of electric vehicles, generally, or our products, in particular

● Risks relating to our changing to a new vehicle platform

● Risks relating to our plans to expand our product offerings

● Competition from manufacturers with greater resources

● Our ability to maintain the pace of EV industry developments and changes

● Changes in laws, regulatory requirements, governmental incentives, and fuel and energy prices

● Our need for additional capital to fund our R&D, product manufacturing, marketing and sales

See “Risk Factors,” beginning on page 14.

Controlled company

Our direct parent EdisonFuture, Inc., which is 100% owned by SPI Energy Co., Ltd., currently owns approximately 86.7% of the voting power of our common stock. After completion of this offering, EdisonFuture will own approximately 72.3% of the voting power of our outstanding shares. As a result, we continue to be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC. Currently, we have elected to not take advantage of these exemptions and are subject to the same governance standards as companies that are not “controlled companies.” See “Corporate Governance — Controlled Company.”

The number of shares of our common stock to be outstanding immediately after this offering excludes:

●	1,284,813 shares of common stock issuable upon the exercise of vested options at a weighted average exercise price of $1.72 per share. Instead of share grants, independent directors received stock options exercisable at $0.01 per share;and
●	1,418,125 shares reserved for issuance under our equity incentive plan.

SUMMARY FINANCIAL AND OTHER DATA

The consolidated statements of operations data for the year ended December 31, 2021, for the period from November 13, 2020 to December 31, 2020 (Successor), and for the period from January 1, 2020 to November 12, 2020 (Predecessor), and the consolidated balance sheets as of December 31, 2021 and 2020 are derived from our audited financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The unaudited historical interim financial data as of September 30, 2022 and for each of the nine months ended September 30, 2022 and 2021 have been derived from our unaudited condensed consolidated financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2021 and 2020.

	Nine Months Ended
	September 30, 2022	September 30, 2021

In thousands	(Unaudited)
Condensed Consolidated Statements of Operations
Net sales	$2,579	$1,680
Cost of revenues	2,013	1,836
Gross profit (loss)	566	(156)
Operating expenses:
Selling, general and administrative	9,160	6,216
Operating loss	(8,594)	(6,372)
Other income (expense):
Interest expense, net	(6)	(2)
Others	437	1
Total other income (expenses), net	431	(1)
Loss before income taxes	(8,163)	(6,373)
Income tax provision	(14)	(3)
Net loss	$(8,177)	$(6,376)
Net loss per share of common stock:
Basic and Diluted	$(0.44)	(0.36)
Weighted average shares outstanding*	18,390,891	17,500,000
*	The shares are presented on a retrospective basis to reflect the Company’s 1 for 4 stock split

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

	Successor		Predecessor
		Period from
		November 13,
	Year Ended	2020 to	Period from
	December 31,	December 31,	January 1, 2020
In thousands	2021	2020	to November 12, 2020
Consolidated Statements of Operations:
Net sales	$2,977	$377	$4,132
Cost of revenue	3,540	479	4,451
Gross loss:	(563)	(102)	(319)
Operating expenses:
Selling, general and administrative	13,750	1,147	3,686
Operating loss	(14,313)	(1,249)	(4,005)
Other income (expenses):
Interest expenses, net	(3)	(4)	(4)
Others	(287)	12	587
Total other income, net	(290)	8	583
Loss before income taxes	(14,603)	(1,241)	(3,422)
Income tax expenses	(11)	(2)	—
Net loss	$(14,614)	$(1,243)	$(3,422)
Net loss per share of common stock:
Basic and Diluted	$(0.83)	$(0.07)	—
Weighted average shares outstanding*	17,500,000	17,500,000	—
*	The shares are presented on a retrospective basis to reflect the Company’s recapitalization and stock split.

	September 30,	December 31,	December 31,
	2022	2021	2020
In thousands:	(Unaudited)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,317	$2,683	$15,699
Total current assets	11,988	6,637	19,249
Total assets	$20,519	$15,436	$29,227
Total current liabilities	3,790	4,452	4,254
Total liabilities	3,938	5,208	4,437
Total equity	16,581	10,228	24,790
Total liabilities and equity	$20,519	$15,436	$29,227

RISK FACTORS

The following section discusses material risks and uncertainties that could adversely affect our business and financial condition. Investing in our securities involves substantial risks. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” and the combined consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding to invest in our common stock. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. The occurrence of any of the following risks, or additional risks that we are unaware of, could adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to this Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the Purchase Agreement with the Selling Stockholder.

On November 22, 2022, we entered into the Purchase Agreement with the Selling Stockholder, pursuant to which the Selling Stockholder has committed to purchase up to $10,000,000 of our common stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The shares of our common stock that may be issued under the Purchase Agreement may be sold by us to the Selling Stockholder at our discretion from time to time.

We have the right to control the timing and amount of any sales of our shares of common stock to the Selling Stockholder under the Purchase Agreement. Sales of our common stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of our common stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of common stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our common stock prior to each Advance made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of common stock that we will sell to the Selling Stockholder under the Purchase Agreement, the purchase price per share that the Selling Stockholder will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Stockholder under the Purchase Agreement, if any.

Moreover, although the Purchase Agreement provides that we may sell up to an aggregate of $10,000,000 of our common stock to the Selling Stockholder, only 4,035,086 shares of our common stock, including the aggregate amount of 61,421 Commitment Shares issued to the Selling Stockholder pursuant to the Purchase Agreement are being registered for resale under the registration statement that includes this prospectus. If we elect to sell to the Selling Stockholder all of the 4,035,086 shares of common stock being registered for resale under this prospectus, depending on the market price of our common stock prior to each Advance made pursuant to the Purchase Agreement, the actual gross proceeds from the sale of all such shares may be substantially less than the $10,000,000 available to us under the Purchase Agreement, which could materially adversely affect our liquidity.

If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more than the 4,035,086 shares being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $10,000,000 under the Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective. Additionally, we would need to obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules, unless all applicable sales of shares of common stock under the Purchase Agreement equal or exceed the “Minimum Price” (as such term is defined in the Nasdaq Rules) or, as to any Advance, the issuance of the common stock pursuant to an Advance Notice would be excluded from the Exchange Cap under Nasdaq rules (or interpretive guidance provided by the Nasdaq with respect thereto), in which case, under applicable Nasdaq rules, the Exchange Cap limitation would not apply to issuances and sales of common stock under the Purchase Agreement. Any issuance and sale by us under the Purchase Agreement of shares of common stock in addition to the 4,035,086 shares of common stock being registered for resale by the Selling Stockholder under the registration statement that includes this prospectus could cause additional dilution to our stockholders.

We are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq Stock market LLC. In addition, the Selling Stockholder will not be required to purchase any shares of our common stock if such sale would result in the Selling Stockholder’s beneficial ownership exceeding 9.99% of the then issued and outstanding common stock. Our inability to access a part or all of the amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The issuance and sale of our common stock under the Purchase Agreement will result in dilution to our stockholders and any future sales of our common stock may depress our stock price.

If we elect to draw down amounts under the Purchase Agreement, which will result in the sale of shares of our common stock to Yorkville, any such draw-downs may have a dilutive impact on our existing shareholders. Though we have been advised by Yorkville, and Yorkville represents in the Purchase Agreement, that Yorkville is purchasing the shares for its own account, for investment purposes, and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, Yorkville may resell some or all of the shares we issue to it pursuant to draw-downs under the Purchase Agreement and such sales could cause the market price of our common stock to decline.

Our management team will have broad discretion over the use of the net proceeds from our sale of shares of common stock to the Selling Stockholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from our sale of shares of common stock to the Selling Stockholder, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flows.

Risks Related to Our Business Operations and Industry

Our results of operations have not resulted in profitability, and we may not be able to achieve profitability going forward.

We had accumulated deficit of $24.0 million and net current assets of $8.2 million, respectively, as of September 30, 2022. We have incurred a net loss of $8.2 million during the nine months ended September 30, 2022, and the net cash used in operating activities was $14.2 million. We have had net losses of $14.6 million, $1.2 million and $3.4 million for the year ended December 31, 2021, for the period from November 13, 2020 to December 31, 2020 (Successor), and for the period from January 1, 2020 to November 12, 2020 (Predecessor), respectively. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our management is developing plans to alleviate the negative trends and conditions described above and there is no guarantee that such plans will be successfully implemented. Our business plan is focused on providing sustainable and cost-effective solutions to the commercial transportation sector but is still unproven. There is no assurance that even if we successfully implement our business plan, that we will be able to curtail our losses or ever achieve profitable operations. If we incur additional significant operating losses, our stock price may significantly decline. Failure to become and remain profitable would impair our ability to sustain operations and adversely affect the price of our common stock and our ability to raise capital. Until we achieve profitability, if ever, we will be required to raise additional funds to sustain our operations, which may not be available on favorable terms, if at all.

We have yet to achieve positive cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have had negative cash flow from operating activities of $14.2 million for the nine months ended September 30, 2022. We have had negative cash flow from operating activities of $12.9 million and $1.4 million for the year ended December 31, 2021 and the period from November 13, 2020 to December 31, 2020 (Successor), respectively. For the period from January 1, 2020 to

November 12, 2020, we have positive cash flow of $0.01 million. We anticipate that we will continue to have negative cash flow from operating and investing activities through 2022 and 2023 as we expect to incur research and development, sales and marketing, and general and administrative expenses and make capital expenditures in our efforts to increase sales and ramp up operations at our California facility. Our business also will at times require significant amounts of working capital to support our growth of additional platforms. An inability to generate positive cash flow for the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

We have incurred net losses, experienced net cash outflows from operating activities. Until the Group can generate sufficient cash flow from operations, the Group expect to fund its operations through a combination of equity offerings, debt financings or other capital markets transactions, while diligently executing on collaborations and strategic initiatives to optimize use of available funding.

We had recurring losses from operations. We have incurred a net loss of $8.2 million during the nine months ended September 30, 2022, and the net cash used in operating activities was $14.2 million. As of September 30, 2022, we had a working capital balance of $8.2 million. Our operating results and capital requirements for future periods depend on many factors, including the growth and scaling of our manufacturing operations, the timing and extent of spending to support development efforts for products and services, the timing of new product introductions the continuing market acceptance of our products and services, and the expansion of our sales and marketing teams. Until we can generate sufficient cash flow from operations, we expect to fund its operations through a combination of equity offerings, debt financings or other capital markets transactions, while diligently executing on collaborations and strategic initiatives to optimize use of available funding.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Common Stock.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2021 and 2020, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the Public Company Accounting Oversight Board (“PCAOB”) of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The Company has identified the following material weaknesses, in the design or operation of internal controls, which could adversely affect the Company’s ability to record, process, summarize and report financial data: (1) failure to maintain an effective control environment of internal control over financial reporting; (2) failure to develop an effective risk assessment process to identify and evaluate at a sufficient level of detail all relevant risks of material misstatement, including business, operational, and fraud risks; (3) ineffective monitoring activities to assess the operation of internal control over financial reporting; and (4) lack of sufficient controls designed and implemented for financial information processing and reporting and lacked resources with requisite skills for the financial reporting under U.S. GAAP.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (1) hiring more qualified staff and increasing resources with sufficient knowledge and experience to strengthen financial reporting; (2) setting up a financial and system control framework to ensure proper segregation of duty and review procedures, with formal documentation of polices and controls in place; (3) forming a task force to design and improve processes and controls to monitor operations and record financial data; and (4) devoting proper time by senior management to perform comprehensive review of procedures to assess risks and enforce effective accountability.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our shares of Common Stock, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our shares of Common Stock. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Electric vehicles are a new industry, so Phoenix’s success cannot be assured.

The electric vehicle industry in the United States is small by comparison with the traditional automotive vehicle industry. In particular, the medium-duty electric vehicle business, in which Phoenix engages, is comprised of a relatively small number of companies. Unless the use of battery power for medium-duty vehicles gains wide acceptance, Phoenix’s business will become unsustainable. Accordingly, there are a number of obstacles to wide acceptance of Phoenix’s EVs.

Our plan to shift focus and primarily design, develop, manufacture and sell the EF-1 pickup truck and EF-1 V van, makes it difficult to evaluate our future business prospects.

Although we have designed concept vehicles, we will need to design, develop, manufacture, market and sell the EF-1 pickup truck and EF-1 V van as finished products. Accordingly, we are a company with no operating history on the EF-1 product line, and have not generated any revenue from sales of our EF-1 vehicles to date. As we attempt to transition from EF-1 vehicle from concept, research and development activities to production and sales, it is difficult, if not impossible, to forecast our future results, and we have limited insight into trends that may emerge and affect our business. The estimated costs and timelines that we have developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that our estimates related to the costs and timing necessary to complete the design and engineering of the EF-1 vehicle line will prove accurate. These are complex processes that may be subject to long delays, cost overruns and other unforeseen issues. In addition, we have engaged in limited concept vehicle marketing activities to date, so even if we are able to bring the EF-1 product line to market, on time and on budget, there can be no assurance that customers will embrace our products in significant numbers. Market conditions, many of which are outside of our control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, fuel and energy prices, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, will impact demand for our EF-1 vehicles, if developed,, and ultimately our success.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for customers and sales with both EV manufacturers and traditional automotive companies. Most of our current and potential competitors may have significantly greater financial, technical, manufacturing, marketing, or other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products than we may devote to our products. We expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry. In addition, as fleet operators begin transitioning to EVs on a mass scale, we expect that more well-financed competitors will enter the commercial fleet EV market.

Further, as a result of new entrants in the commercial fleet EV market, we may experience increased competition for components and other parts of our vehicles, which may have limited or single-source supply.

If we are unable to successfully design, develop, manufacture and sell our EF-1 truck and EF-1 V van, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected. If we are able to manufacture and market the EF-1 truck and EF-1 V van, factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and TCO, and manufacturing scale and efficiency. Increased competition will lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We have never manufactured vehicles on a higher volume commercial scale and our ability to design, develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven.

Our business depends in large part on our ability to develop, manufacture, market and sell our vehicles. We will need to convert our concept vehicles — the EF-1 pickup truck and the EF-1 V van — into production and sales. We have no experience as an organization in high volume manufacturing of EVs. The continued development of and the ability to manufacture our vehicles, are and will be subject to risks, including with respect to:

●	our ability to secure necessary funding;
●	our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware, software, or services necessary to engineer or manufacture parts or components of our vehicles;
●	securing necessary components, services, or licenses on acceptable terms and in a timely manner;
●	delays by us in delivering final component designs to our suppliers;
●	our ability to accurately manufacture vehicles within specified design tolerances;
●	quality controls, including within our manufacturing operations, that prove to be ineffective or inefficient;
●	defects in design and/or manufacture that cause our vehicles not to perform as expected or that require repair, field actions, including product recalls, and design changes;
●	delays, disruptions or increased costs in our supply chain, including raw material supplies;
●	other delays, backlog in manufacturing and research and development of new models, and cost overruns;
●	obtaining required regulatory approvals and certifications;
●	compliance with environmental, safety, and similar regulations; and
●	our ability to attract, recruit, hire, retain and train skilled employees.

We do not expect to make initial deliveries of EF-1 pickup and EF-1 V van for several years. Our ability to develop, manufacture and obtain required regulatory approvals for vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven. Our vehicles may not meet customer expectations and may not be commercially viable.

Any of the foregoing could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of our electric vehicles.

We believe that the net proceeds from this offering and our existing cash, together with interest thereon, will be sufficient to fund our operations through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available capital resources much faster than we currently expect or require more capital to fund our operations than we currently expect.

The design, manufacture and sale of electric vehicles is a capital-intensive business. Our business plan to design, produce, sell and service commercial electric buses, vans and trucks, including the EF-1 truck and EF-1 V van, is expected to require continued capital investment to fund operations, to continue research and development and to improve infrastructure. Unlike established EV automotive manufacturers that have greater financial resources than we do, there can be no assurance that we will have access to the capital we need on favorable terms when required or at all. If we cannot raise additional funds when we need them, you may lose your entire investment.

We expect to make additional capital expenditures and incur substantial costs as we prepare to develop and commercially launch sales of our EF-1 line vehicles and grow our business, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market our vehicles, costs in connection with expanding our charging networks, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our vehicles but also to control our capital expenditures and costs. As we expand our product portfolio, including the introduction of lower-priced vehicles, we will need to manage costs effectively to sell those products at our expected margins. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our vehicles and provide our services, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

If we need additional capital, we cannot be certain that additional funding will be available on acceptable terms, or at all. In addition, future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to significantly delay, scale back or discontinue the development or commercialization of one or more of our EV products, restrict our operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on our business, stock price and our relationships with third parties with whom we have business relationships, at least until additional funding is obtained. If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives that would likely result in our stockholders losing some or all of their investment in us. In addition, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.

Costs of electric vehicles are high in comparison with those of traditional vehicles powered by internal combustion engines or hybrids.

Phoenix’s EVs will not gain wide acceptance unless Phoenix can reduce manufacturing and selling costs. Prices of Phoenix EVs range from $165,000 to $220,000, whereas prices of comparable traditional combustion engine vehicles range from approximately $50,000 to $80,000. The cost difference is due to the incremental cost of electric drivetrain, including lithium-ion batteries, motors, inverter and control software, coupled with the relatively low volume of production, leading to higher overheads.

In addition, government subsidies and incentives, including those available in California, are important for the cost-competitiveness of Phoenix’s EVs, and Phoenix’s growth and prospects depend in part on the availability and amounts of these subsidies and incentives. Any reduction, elimination or discriminatory application of government subsidies and incentives because of budgetary challenges, policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, or other reasons may impair the cost-competitiveness of Phoenix’s EVs.

The range of Phoenix’s existing EVs is limited, compared with that of traditional vehicles.

Whereas traditional combustion engine medium-duty vehicles may travel from 240 to 350 miles before refueling, Phoenix’s existing EVs have a maximum range of 160 miles and minimum recharging time of five to six hours. Currently, Phoenix’s EVs can be charged only at the owner’s location or select public charging locations using compatible charging equipment, further limiting the EVs to local use. Accordingly, potential customers needing vehicles with longer ranges or quicker turnaround of depleted electric energy supply may find Phoenix’s products relatively less attractive.

Phoenix’s current backlog consists entirely of orders for vehicles with a new drive system and a new chassis, entailing risks of fulfillment delays.

Phoenix is the process of releasing its Generation 3 drivetrain system, using a new battery supplier (a U.S. domestic company) and a thermal management cooling system. Also, all of Phoenix’s current products are built on the Ford E450 chassis. The Ford E450 2021 model year chassis has changed significantly from the most recent, 2019 chassis, on which Phoenix built its previous two years’ of vehicles. These changes require Phoenix’s engineering team to update the Generation 3 drive system to be compatible with both the 2019, as well as the 2021 chassis. We expect (but can give no assurance) that required engineering changes will be implemented by the end of the 2022 third quarter.

Some of Phoenix’s fleet customers require its vehicles to pass Federal Transit Administration “Altoona” testing, and the failure of Phoenix’s vehicles to do so would materially adversely affect sales and revenue.

Phoenix plans to begin Altoona testing process in the second quarter of 2022 (pending availability for test slots and progress on the Generation 3 drive system); the tests are expected to last between three and six months. Failure to successfully complete testing in this timeframe would materially adversely affect order fulfillment, as well as future sales, to customers and potential customers that require successful completion of the test program in order to obtain federal financing that has lower interest cost and higher loan-to value allowances.

We may experience significant delays in the design, manufacture, financing, regulatory approval, launch and delivery of our vehicles, which could harm our business, prospects, financial condition, results of operations, and cash flows.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our vehicles. Any delay in the financing, design, manufacture, regulatory approval, launch or delivery of our vehicles could materially damage our brand, business, prospects, financial condition, results of operations, and cash flows, and could cause liquidity constraints. Vehicle manufacturers often experience delays in the design, manufacture, and commercial release of new products. To the extent we delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to establish or grow our market share. Furthermore, we rely on third-party suppliers for the provision and development of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components we could experience delays in delivering on our timelines.

We have no experience to date in high volume manufacturing necessary for our EF-1 vehicles. Even if we are successful in developing our high-volume manufacturing capability and processes and in reliably sourcing our component supply, we cannot assure that we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our vehicle commercialization schedules or in satisfaction of the requirements of customers.

Furthermore, prior to commercial production of the EF-1, we will need the vehicles to be fully designed and engineered and be approved for sale according to differing requirements, including but not limited to regulatory requirements, in the different geographies we intend to launch our vehicles. If we encounter delays in any of these matters, we may consequently delay our deliveries of our vehicles and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

All of Phoenix’s current range of products are built on Ford’s E-450 chassis. A decision by Ford to offer an electric version of this chassis, directly, would impact the viability of Phoenix’s current products.

Phoenix currently builds all its products on Ford’s E-450 chassis. Ford does not offer an electric version of this chassis, due to the relatively small market size for medium-duty electric vehicles. As volumes increase, there is a potential risk of Ford’s launching an electric version of Ford’s E-450 chassis directly from the factory, negating the need for Phoenix’s current range of products. Additionally, a shortage in the availability of this chassis would impact Phoenix’s capability to produce and fulfill customer’s orders in a timely manner.

The demand for commercial electric vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for Phoenix’s vehicles, which would adversely affect its business, prospects, financial condition and operating results.

We believe that much of the current and projected demand for commercial electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for commercial electric vehicles could be reduced, and our business and revenue may be harmed.

Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.

Our future growth is dependent upon the willingness of operators of commercial vehicle fleets to adopt electric vehicles and upon our ability to produce, sell and service vehicles that meet their needs. If the market for commercial electric vehicles does not develop as we expect, or if it develops slower than we expect, our business, prospects, financial condition and operating results will be adversely affected.

Our growth requires adoption of commercial vehicle operators to adopt EVs for their fleets and on our ability to produce, sell and service vehicles that meet their needs. EVs’ use in the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards, and customer views of the merits of using electric vehicles in their businesses. This process has been slow, as, without including the impact of government or other subsidies and incentives, the purchase prices for Phoenix’s EVs currently is higher than those for diesel-fueled vehicles. The relatively low price of oil has also hurt Phoenix’s over the last few years.

Phoenix must educate fleet managers regarding the economic benefits that Phoenix believes result over the life of its EVs. Phoenix believes that these benefits depend on the following:

●	the difference in the initial purchase prices of commercial electric vehicles and vehicles with comparable gross vehicle weight powered by internal combustion engines or hybrids, both including the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;
●	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;
●	the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;
●	the availability of tax and other governmental incentives to purchase and operate electric vehicles and future regulations requiring increased use of nonpolluting vehicles;
●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
●	fuel prices, including volatility in the cost of diesel fuel;
●	cost and availability of other alternatives to diesel fueled vehicles, such as vehicles powered by natural gas or hybrids;
●	corporate sustainability initiatives;
●	commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);
●	the quality and availability of service for the vehicle, including the availability of replacement parts;
●	the range over which commercial electric vehicles may be driven on a single battery charge;
●	access to charging stations and related infrastructure costs, and standardization of electric vehicle charging systems;
●	electric grid capacity and reliability; and
●	macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is no compelling business justification for purchasing commercial EVs, the market for commercial EVs may not develop as, or may develop more slowly than, Phoenix expects which would adversely affect Phoenix’s business, prospects, financial condition and operating results.

Phoenix has a limited number of customers, with which Phoenix does not have long-term agreements, and expects that a significant portion of our future sales will be from a limited number of customers. The loss of any of these customers could materially harm Phoenix’s business.

A significant portion of Phoenix’s projected future revenue is expected to be generated from a limited number of customers. Phoenix has no contracts with customers that include long-term commitments that ensure future sales of vehicles. The loss of or a reduction in sales or anticipated sales to Phoenix’s most significant customers would have a material adverse effect on our business, prospects, financial condition and operating results.

Phoenix may face competition from global automotive manufacturers.

We compete with a number of commercial EV manufacturers, including those such as Lightning eMotors, GreenPower Bus, SEA Electric and Arrival. In addition to Tesla & Rivian, a number of traditional global automobile manufacturers, including Ford, General Motors, Mercedes Benz, and Nissan-Renault- Mitsubishi-Toyota, have entered the consumer EV business, and a few, including BYD, Ford, General Motors, Tesla and Daimler have begun entry into the commercial EV market. These companies have far greater resources, brand recognition, and distribution channels than Phoenix or the Company does, which could make it difficult for Phoenix to gain widespread market acceptance. Ford has announced its intention to begin selling, in spring 2022, an all-electric version of its F-150 pickup truck, a market segment in which the Company intends to compete. There can be no assurance that Phoenix will be able to compete successfully with other market participants, and, if Phoenix cannot, then its business could fail.

Phoenix currently has no long-term parts supply contracts that guarantee pricing, which exposes Phoenix to fluctuations in component, materials, and equipment costs. Substantial increases in these prices would increase operating costs, adversely affecting Phoenix’s business, prospects, financial condition and operating results.

Because Phoenix currently has no long-term parts supply contracts that guarantee pricing on key components including base chassis and drivetrain components (excluding batteries), Phoenix is exposed to risks of increases in prices of the raw materials, parts, and components, and equipment used in EV production. Substantial increases in such prices would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs and could reduce our margins. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results. Phoenix has a long-term contract with its current battery supplier, offering pricing guarantees for a three-year period. The contract also stipulates minimum order quantities for the term of the contract.

Disruption of supply or shortage of raw materials could harm our business.

Historically, we have experienced significant delivery delays and supply shortage with our BOM components, battery packs in particular. When encountered with supply disruption or shortage, our production plans and delivery schedules to our customers are to a large extent dictated by the timing of receiving these BOM components, or when a different supplier is fully qualified and customized into our product design. For example, COVID-19, including associated variants, has caused disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors, materials and equipment necessary for the production of our vehicles, and the various internal designs and processes we have adopted in an effort to remedy or mitigate impacts of such disruptions and delays have resulted in higher costs. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us, and would impact our projected manufacturing and delivery timelines, and adversely affect our business, prospects, financial condition, results of operations, and cash flows. Although we have worked diligently with our suppliers to mitigate the risks, we expect supply chain delays to continue to have a significant impact on our 2021 production and revenue and possibly thereafter. Any such supply interruption or shortage could materially adversely affect our business and operating results.

Phoenix EVs use lithium-ion batteries, which, if not appropriately managed and controlled, have caught fire or released smoke and flames. Such events could result in liability under Phoenix’s warranties, for damage or injury, adverse publicity and a potential safety recall, any of which would hurt Phoenix’s prospects.

The battery packs in Phoenix’s EVs use lithium-ion cells, which, if not appropriately managed and controlled can rapidly release energy by venting smoke and flames that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused attention on the safety of these cells. These events also have raised questions about the suitability of lithium-ion cells for automotive applications. There can be no assurance that a field failure of Phoenix’s battery packs will not occur, which would damage the vehicle or lead to personal injury or death that subject Phoenix to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect Phoenix’s business, prospects, financial condition and operating results.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of high-performance electric buses and light-duty trucks. We will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend the Class 5 and Class 6 ZEUS vehicles to appeal to the larger day-delivery medium-duty vehicle customers, which is a much larger and different demographic from that our Class 4 vehicle. Successfully offering a vehicle in this vehicle class requires delivering a vehicle with a higher standard of fit and size than currently exists in the Class 4, at a price that is competitive with other larger vehicles. We have not completed the design, component sourcing or manufacturing process for the Class 5 and Class 6 vehicles, so it is difficult to forecast its eventual cost, manufacturability or quality. Therefore, there can be no assurance that we will be able to deliver a vehicle that is ultimately competitive in the premium sedan Purchase Agreement class. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

If we are unable to address the service requirements of our current and future customers or if there is inadequate access to charging stations, our business will be materially and adversely affected.

Demand for our EV buses and trucks will depend in part on the availability of service providers and charging infrastructure. Servicing electric vehicles is different than servicing internal combustion engine or hybrid vehicles and requires specialized skills, including high voltage training and servicing techniques. Our vehicles also require the use of charging stations to recharge its batteries. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. We currently partner with third-party service providers to maintain and repair the Zeus buses and trucks and with third-party electric vehicle charging station providers to offer installation of charging stations to our customers. If we are unable to satisfactorily service our current and future customers or provide seamless access to charging infrastructure, our ability to generate customer loyalty, grow our business and sell Zeus vehicles could be impaired.

Our future growth depends upon our ability to maintain relationships with our existing suppliers and source suppliers for our critical components, and to complete building out our supply chain, while effectively managing the risks due to such relationships.

Our success will be dependent upon our ability to maintain and expand our relationships with suppliers who are critical and necessary to the output and production of our vehicles. We also rely on a small group of suppliers to provide us with the components for our vehicles. The supply agreements we have or may enter into with key suppliers in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers become unable to provide, or experience delays in providing, components, or if the supply agreements we have in place are terminated, it may be difficult to find replacement components. Changes in business conditions, pandemics, governmental changes and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers.

Further, we have not secured supply agreements for all of our components. In addition, there is the possibility that finalizing the supply agreements for the parts and components of our vehicles will cause significant disruption to our operations, or such supply agreements could be at costs that make it difficult for us to operate profitably.

If we do not enter into long-term supply agreements with guaranteed pricing for our parts or components, we may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells typically contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition or operating results.

Phoenix’s business requires highly technically skilled personnel, for whom Phoenix must compete for employment.

Phoenix’s manufacturing and research and development require highly skilled electrical, mechanical, and software engineers. Competition for employment of such individuals is intense, and Phoenix’s ability to attract and retained and retaining them is essential to continuing its business. Growth of Phoenix’s business will depend upon its ability to compete for increasing numbers of such employees, and there can be no assurance that Phoenix will be able to do so. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement and manage the changes required to sustain our growth would have a material adverse effect on our business, financial condition and results of operations.

We will also need to hire and train a significant number of hourly employees to expand our commercial manufacturing operations. Furthermore, in the event employees hired by us seek to join or form a labor union, we could be subject to risks as we engage in an attempt to finalize negotiations with any such union, including potential work slowdowns or stoppages, delays and increased costs. If we are unsuccessful in hiring and training an expanded workforce in a timely and cost-effective manner, our business, financial condition and results of operations could be adversely affected.

We face various challenges in scaling manufacturing, assembling, and converting processes effectively and quickly from low volume production to high volume production for our third-generation drivetrain products.

We have no experience to date in high volume manufacturing, assembling, and converting to commercial electric vehicles. Our existing production model utilizing third party vendors for our third-generation products currently offered to customers may not be well suited for high-volume production to scale our business. We do not know whether we will be able to develop efficient, low-cost manufacturing, assembly and converting capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes we target. Any failure to develop such manufacturing, assembly and converting processes and capabilities and reliable sources of component supply within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition. Even if we are successful in developing our high-volume manufacturing, assembly and converting capability and processes, and reliable sources of component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our commercialization schedules or to satisfy the requirements of customers. In addition, certain components we integrate may not be available on a consistent basis or in large quantities. Our business, prospects, financial condition and operating results could be adversely affected if we experience disruptions in our supply chain or if we cannot obtain materials of sufficient quality at reasonable prices.

The complexity in our business is expected to grow as we develop new products and services. We have limited experience in simultaneously designing, testing, manufacturing, upgrading, adapting and selling our electric drivetrains as well as limited experience allocating our available resources among the design and production of multiple electric drivetrains. As we add complexity to our product line and introduce new products and services, we may experience unexpected delays.

If we are unable to scale our existing assembly processes and systems quickly while maintaining our current quality level, including as a result of supply chain constraints and inability to manage complexity in our business, we may be unable to meet our customers’ vehicle quality and quantity requirements or our forecasted production schedule or lower our cost of sales. As a result, we may not be able to meet our customers’ delivery schedules and could face the loss of customers, or be exposed to liability to customers to which we promised delivery, which could adversely affect our business, prospects, financial condition and operating results.

If we fail to scale our business operations or otherwise manage future growth effectively as we attempt to rapidly grow our company, we may not be able to produce, market, service and sell our vehicles profitably or successfully.

We are targeting significant future growth in our Zeus product line to include Class 5 and 6 vehicles. Any failure to plan and manage our growth effectively could materially and adversely affect our business, prospects, operating results or financial condition. Our future operating results depend to a large extent on our ability to plan and realize our expansion and growth successfully. We cannot assure that we will be able to design and develop efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply, that will enable us to meet our planned quality, price, engineering, design and production goals and standards, as well as the production volumes, required to profitably market our vehicles.

We may not be able to accurately estimate the supply and demand for our vehicles, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We will be required to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our prospective customers. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of vehicles to our customers could be delayed, which would harm our business, financial condition and operating results.

We may be unable to adequately control the costs or maintain adequate supply of components associated with our operations.

We may be unable to adequately control the costs associated with our operations. We expect to incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles. The prices for these raw materials fluctuate depending on factors beyond our control. Our business also depends on the continued supply of battery cells for our vehicles. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells.

Furthermore, currency fluctuations, tariffs or shortages in petroleum or other raw materials and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages, which would result in increased costs in raw materials to us or impact our prospects.

We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen our brand. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a larger base of customers. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan, the European Union and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our electric vehicles will compete for market share with vehicles powered by other vehicle technologies that may prove to be more attractive than our vehicle technologies.

Our bus and light and medium-duty truck market currently is serviced by many manufacturers with existing customers and suppliers using proven and widely accepted fuel technologies. Additionally, our competitors are working on developing technologies that may be introduced in our target market. If any of these alternative technology vehicles can provide lower fuel costs, greater efficiencies, greater reliability or otherwise benefit from other factors resulting in an overall lower total cost of ownership, this may negatively affect the commercial success of our vehicles or make our vehicles uncompetitive.

We may be unable to keep up with changes in electric vehicle technology as new entrants and existing, larger manufacturers enter the electric vehicle space.

Our Zeus line of buses and trucks are designed for use with, and is dependent upon, existing electric vehicle technology. As new companies and larger, existing vehicle manufacturers enter the electric vehicle space, we may lose any technological advantage we may have had in the marketplace and suffer a decline in our position in the market. As technologies change, we plan to upgrade or adapt our products to continue to provide products with the latest technology. However, our products may become obsolete or our research and development efforts may not be sufficient to adapt to changes in or to create the necessary technology to effectively compete. As a result, our potential inability to adapt to and develop the necessary technology may harm our competitive position.

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our electric vehicles could be harmed.

If our vehicles were to contain defects in design and/or manufacture that cause them not to perform as expected or that require repair, our ability to develop, market and sell or lease our vehicles could be harmed. For example, the operation of our vehicles is highly dependent on software that will require modification and updates over time. Software products are inherently complex and often contain defects and errors when first introduced. We currently have a limited frame of reference by which to evaluate the long-term quality, reliability and performance characteristics of our buses, trucks, battery packs and other products. There can be no assurance that we will be able to detect and repair any defects in our products before commencing the sale of our vehicles. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We are relying on third-party suppliers to develop a number of advanced technologies for use in our products, including lithium-ion battery technology.

There can be no assurances that our suppliers, including our lithium-ion battery supplier, will be able to meet the technological requirements, production timing and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects and results of operations.

We are relying on a limited number of third-party suppliers to provide us with products for our charger and material handling division

Currently we are dependent entirely on third-party suppliers and partners for its chargers and material handling product lines. If these suppliers are not able to provide us with products due to supply chain constrains or other reasons, we do not have the capability or knowledge to produce these products locally. This would result in delays in getting end products to customers and negatively impact our business and results of operations.

Our success may be dependent on our development and protection of intellectual property rights.

We rely on confidentiality and trade secret protections to protect our proprietary technology. All new EV drivetrain and technical developments by us will be owned by us. Our success will, in part, depend on our ability to obtain patents and trademarks and protect our trade secrets and proprietary technology. We are currently maintaining our engineering under confidentiality agreements and other agreements to preserve our trade secrets and other proprietary technology. Although we have entered into confidentiality agreements with our employees, consultants and contractors, our agreements may not adequately protect our intellectual property, particularly with respect to conflicts of ownership relating to work product generated by our employees, consultants and contractors, and we cannot be certain that others will not gain access to our trade secrets and other proprietary technology. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Risks Relating to Regulation and Claims

Product liability or other claims could have a material adverse effect on our business.

The risk of product liability claims, product recalls and associated adverse publicity is inherent in the manufacturing, marketing and sale of all vehicles, including electric vehicles. Although we have liability insurance policies in place, that insurance may be inadequate to cover all potential product claims. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition. We may not be able to secure additional liability insurance coverage on acceptable terms or at reasonable costs when needed or at all. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product recall could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future product candidates. We cannot provide assurance that such claims and/or recalls will not be made in the future.

Regulatory requirements may have a negative effect upon our business.

All vehicles sold must comply with international, federal and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Our Zeus buses and trucks are subject to substantial regulation under federal, state and local laws and standards. These regulations include those promulgated by the U.S. EPA, the National Highway Traffic Safety Administration (“NHTSA”), the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) and various state boards, and compliance certification is required for each new model year. These laws and standards are subject to change from time to time and we could become subject to additional regulations in the future. In addition, federal, state and local laws and industrial standards for electric vehicles are still developing. Compliance with these regulations could be challenging, burdensome, time consuming and expensive. If compliance results in delays or substantial expenses, our business could be adversely affected.

We may be exposed to liability for infringing upon other companies’ intellectual property rights.

Our success, in part, is dependent on our ability to operate without infringing on others’ proprietary rights. While we are not aware of any patents and trademarks which would cause our products or their use to infringe the rights of any third parties, we cannot be certain that infringement has not or will not occur. We could incur substantial costs, in addition to a great amount of time lost, in defending any patent or trademark infringement suits or in asserting any patent or trademark rights in a suit with another party.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

Our operations are and will continue to be subject to international, federal, state, and/or local environmental laws and regulations, including laws relating to water use; air emissions; use of recycled materials; energy sources; the protection of human health and the environment, natural resources and endangered species; and the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition, and operating results. We have been required to obtain and comply with the terms and conditions of multiple environmental permits, certificates, or registrations, many of which are difficult and costly to obtain and could be subject to legal challenges. Violations of these laws, regulations, and permits, certificates and registrations can give rise to liability for administrative oversight and correction costs, cleanup costs, property damage, bodily injury and fines and penalties. In some cases, violations may result in suspension or revocation of permits, certificates or registrations. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations, and reputational harm.

Contamination at properties we currently own or operate, will own or operate, we formerly owned or operated or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for vapor intrusion and other exposure pathways or impacts to human health or the environment and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the required permits and approvals in connection with our planned production facilities that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business, prospects, financial condition and operating results.

Changes in laws or regulations, or a failure to comply with any laws and regulations, or any litigation that we may be subject to or involved in may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and the Nasdaq Stock Market on which we are applying for our securities to be listed. In particular, we will be required to comply with certain SEC, Nasdaq and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our business, prospects, operating results, reputation and financial condition.

Any product recall in the future may result in adverse publicity, damage our reputation and adversely affect our business, prospects, operating results and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our electric vehicles or components (including our battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, whether caused by systems or components engineered or manufactured by us or our suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect our brand image in our target market and our business, prospects, financial condition and operating results.

Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.

Our ZEUS EVs are sold with warranties, and as a result we need to maintain warranty reserves to cover any warranty-related claims. If our warranty reserves are inadequate to cover such future warranty claims, our business, prospects, financial condition and operating results could be materially and adversely affected. We may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.

Risks Related to this Offering and Ownership of our Common Stock

We may seek to raise additional capital to fund our business plan, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of common stock.

After this offering, we may need additional capital to fund our research, development, production and sales of our Generation 4 chassis and the EdisonFuture product line. Any additional financing that we secure, may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of common stock. We cannot be certain how the repayment of those promissory notes will be funded and we may issue further equity or debt in order to raise funds to repay the promissory notes, including funding that may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our common stock, it may negatively impact the trading price of our shares of common stock and you may lose all or part of your investment. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate EV product development or future commercialization efforts.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and Nasdaq. In addition, our management team will also have to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Concentration of ownership among our existing principal stockholder, executive officers, directors and their affiliates will allow them to control our corporate actions and may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately [•]% of our outstanding shares of common stock. Additionally, EdisonFuture, Inc., a wholly-owned subsidiary of SPI Energy Co., Ltd., which currently owns 86.7% our common stock, will beneficially own approximately % of our outstanding shares of common stock upon completion of this offering. As a result, SPI will be able to exercise effective control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

We are a “Controlled Company,” or a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company, under the Nasdaq corporate governance standards. EdisonFuture, Inc. currently owns 86.7% of our outstanding shares and SPI Energy Co., Ltd. owns 100% of EdisonFuture, Inc. Denton Peng, the chairman and principal shareholder of SPI Energy Co., Ltd. is also our chairman. “Controlled Companies” may elect not to comply with certain Nasdaq corporate governance requirements, including regarding independence of their directors and board committees. Currently, we have elected to not take advantage of these exemptions and are subject to the same governance standards as companies that are not “controlled companies.”

The price of our stock may be volatile, and you could lose all or part of your investment.

The stock market in general and the market for EVs in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price originally paid for the security. The market price for our common stock may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

●	changes in laws or regulations applicable to our products;
●	changes to electric vehicle policies;
●	announcement or expectation of additional equity or debt financing efforts;
●	sales of our common stock by us, our insiders and principal shareholders or our other stockholders; and
●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common stock and may otherwise negatively affect the liquidity of our common stock.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Nasdaq may delist our common stock from trading on its exchange, which could adversely affect the market liquidity of our common stock, limit investors’ ability to make transactions in our common stock and adversely affect our ability to raise additional funds.

We cannot assure you that our common stock will continue to be listed on Nasdaq after this offering. In order to continue listing our common stock on Nasdaq, we must maintain certain financial, distribution and share price levels. Generally, following our initial public offering, we must maintain a minimum amount in stockholders’ equity (generally $2.5 million) and a minimum number of holders of our common stock (generally 300 public holders).

If Nasdaq delists our common stock from trading on its exchange and we are not able to list our securities on another national securities exchange, we and our stockholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our common stock is “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

A total of 17,500,000, or 72.3%, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on 20,185,625 shares of common stock outstanding as of October 31, 2022, we will have a total of 24,220,711 shares of common stock outstanding after this offering assuming we elect to sell the full $4,035,086 available under the Purchase Agreement. Of these shares, the 2,100,000 shares of common stock sold in our initial public offering, 80,625 shares of common stock sold with employee’s exercise of their options, 490,000 shares of restricted stock units rewarded to employees, 15,000 unrestricted stock units rewarded to an employee, and up to 4,035,086 shares of common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
24,220,711, or	Immediately after this offering assuming we elect to sell the full $4,035,086 available under the Purchase Agreement.
17,500,000, or 72.3%

In connection with the Company’s IPO on June 7, 2022, the holder of these shares agreed to a lock-up agreement which expires on December 7, 2022. Thereafter, these shares can be sold under Rule 144 once their one year holding period has expired their respective one-year holding periods under Rule 144 have expired.

In addition, we filed a registration statement on Form S-8 to register the approximately 1,418,125 shares reserved for future issuance under our equity compensation plans. The shares of common stock issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Provisions in our certificate of incorporation, as amended, our by-laws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation, as amended, our by-laws and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

●	the inability of stockholders to call special meetings; and
●	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our certificate of incorporation, as amended, provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation, as amended, provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

●	any derivative action or proceeding brought on our behalf;
●	any action asserting a claim of breach of fiduciary duty;
●	any action asserting a claim against us arising under the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation, as amended or our bylaws, as amended;
●	any action or proceeding to interpret, apply, enforce, or determine the validity of our certificate of incorporation, as amended, or our bylaws, as amended (including any right, obligation, or remedy thereunder);
●	any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

●	any action asserting a claim against us that is governed by the internal-affairs doctrine or otherwise related to our internal affairs.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation, as amended, further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, agent for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation, as amended. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business, financial condition, results of operations, and prospects.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our shares of common stock.

Investors may purchase our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may in turn, dramatically increase the price of our common stock until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to the performance or prospects of our company and once investors purchase the shares of common stock necessary to cover their short position the price of our common stock may decline.

As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our shares of common stock.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
●	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;
●	not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;
●	reduced disclosure obligations regarding executive compensation; and
●	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

In addition, we may delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares of common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three- year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceed $100 million during such completed fiscal year and the market value of our shares of common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

General Risk Factors

Economic conditions could adversely affect our business.

Uncertain global economic conditions, in particular in light of the COVID-19 pandemic, could adversely affect our business. Negative global economic trends, such as decreased consumer and business spending, high unemployment levels and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect demand for our products.

Litigation may adversely affect our business, financial condition and results of operations.

From time to time in the normal course of our business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. Since inception, the Company has not been a party to any material litigation.

We have and may continue to be adversely impacted by macroeconomic conditions resulting from the global COVID-19 pandemic.

Our business, results of operations, and financial condition have been, and may continue to be, adversely impacted in material respects by COVID-19 and by related government actions (including declared states of emergency and quarantine, “shelter in place” orders, or similar orders), non-governmental organization recommendations, and public perceptions, all of which have led and may continue to lead to disruption in global economic and labor markets. These effects have had a significant impact on our business, including reduced demand for our products and workforce solutions, early terminations or reductions in projects, hiring freezes, and a shift of a portion of our workforce to remote operations, all of which have contributed to a decline in revenues and other significant adverse impacts on our financial results. Other potential impacts of COVID-19 may include continued or expanded closures or reductions of operations with respect to our supplier partners’ and customer operations or facilities, the possibility our customers will not order and will not be able to pay for our products, or that they will attempt to defer payments owed to us, either of which could materially impact our liquidity, the possibility that the uncertain nature of the pandemic may not yield the increase in certain of our workforce solutions that we have historically observed during periods of economic downturn, and the possibility that various government-sponsored programs to provide economic relief may be inadequate. Further, we may continue to experience adverse financial impacts, some of which may be material, if we cannot offset revenue declines with cost savings through expense-related initiatives, human capital management initiatives, or otherwise.

Some of our suppliers and partners also experienced temporary suspensions before resuming. Reduced operations or closures at government offices, motor vehicle departments and municipal and utility company inspectors have resulted in challenges in or postponements for our vehicle manufacturing and sales. Global trade conditions and consumer trends may further adversely impact us and our industries. For example, pandemic-related issues have exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Sustaining our production will require the readiness and solvency of our suppliers and vendors, a stable and motivated production workforce and ongoing government cooperation.

We cannot predict the duration or direction of current global trends, the sustained impact of which is largely unknown, is rapidly evolving and has varied across geographic regions. Ultimately, we continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate, and we will have to accurately project demand and infrastructure requirements globally and deploy our production, workforce and other resources accordingly. If current global market conditions continue or worsen, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations again, our business, prospects, financial condition and operating results may be harmed.

We are subject to cyber security risks. If a cyber security incident occurs, we could suffer information theft, data corruption, operational disruption and our business and results of operations could be harmed.

Our customers, and our industry generally, have become more dependent on digital and connected technologies to conduct business. We depend on digital and connected technologies to monitor our EVs, perform many of our services and to process and record financial and operating data, among other things. We also expect to increase our dependence on these technologies as we expand our offerings. Ensuring the secure and reliable processing, maintenance and transmission of this data is important to our operations and our customers. As cyber security incidents (including deliberate attacks) have increased in number, scope, and sophistication, energy assets (and related networks) may become the targets of more incidents. Our technologies, systems and networks, and those of our customers, vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the loss or destruction of proprietary and other information, or other disruption of business operations. In addition, while we depend on certain business partners to store certain information regarding our customers and employees, these third parties may be a target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, or misuse of sensitive information. Our recourse against these business partners, if any, may be limited. In addition, we, our customers, vendors, and/or business partners may be unable to detect certain breaches (such as unauthorized surveillance) for an extended period of time. Our systems and controls for protecting against cyber security risks, and those used by our business partners, may be insufficient. The loss, misuse, destruction, unauthorized release, gathering, or monitoring of sensitive information result in significant financial losses, loss of customers and business opportunities, reputation damage, litigation (including any damages awarded), regulatory fines, penalties or intervention, reimbursement or other compensatory costs, or otherwise adversely affect our business, financial condition or results of operations. We will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber security incidents. The reliability and capacity of our systems is critical to our operations. Any difficulties in implementing or integrating new systems or enhancing current systems, or any material disruption in our information technology systems or systems could have an adverse effect on our business and results of operations.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our own business, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future. We will assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Committed Equity Financing

On November 22, 2022, we entered into the Standby Equity Purchase Agreement (“Purchase Agreement”) with the Selling Stockholder. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder up to $10,000,000 of shares of our common stock, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of common stock to the Selling Stockholder under the Purchase Agreement, and the timing of any such sales, are at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Purchase Agreement, we have filed the registration statement of which this prospectus forms a part with the SEC to register under the Securities Act the resale by the Selling Stockholder of up to 4,035,086 shares of common stock, consisting of an aggregate amount of 61,421 Commitment Shares and up to 3,973,665 shares of common stock that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time under the Purchase Agreement.

Upon the satisfaction of the conditions to the Selling Stockholder’s purchase obligation set forth in the Purchase Agreement, including that the registration statement of which this prospectus forms a part be declared effective by the SEC and the final form of this prospectus is filed with the SEC, we will have the right, but not the obligation, from time to time at our discretion until the first day of the month following the 36-month period after the date of the Purchase Agreement, to direct the Selling Stockholder to purchase a specified amount of shares of common stock (each such sale, an “Advance”) by delivering written notice to the Selling Stockholder (each, an “Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not to exceed shares with an aggregate value of $10,000,000 pursuant to an Advance. The per share purchase price for the shares of common stock, if any, that we elect to sell to the Selling Stockholder in an Advance pursuant to the Purchase Agreement will be determined by reference to the lowest volume weighted average price of our common stock (the “VWAP”) and calculated in accordance with the Purchase Agreement, less a discount of 7%; provided, however, that the Company may establish a minimum acceptable price in each Advance Notice below which it shall not be obligated to make any sales to the Selling Stockholder. There is no upper limit on the price per share that the Selling Stockholder could be obligated to pay for the common stock we may elect to sell to it in any Advance. We will control the timing and amount of any sales of common stock to the Selling Stockholder. Actual sales of shares of our common stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, which may include, among other things, market conditions, the trading price of our common stock, and determinations by us as to the appropriate sources of funding for our business and its operations.

Under the applicable Nasdaq rules, in no event may we issue to the Selling Stockholder under the Purchase Agreement more than 4,035,086 shares of common stock, which number of shares is equal to 19.99% of the shares of the common stock, par value $0.0004 per share, of Phoenix outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, (ii) all applicable sales of shares of common stock under the Purchase Agreement equal or exceed the “Minimum Price” (as such term is defined under the Nasdaq Rules), or (iii) as to any Advance, the issuance of the common stock pursuant to an Advance Notice would be excluded from the Exchange Cap under Nasdaq rules (or interpretive guidance provided by the Nasdaq with respect thereto). Moreover, we may not issue or sell any shares of common stock to the Selling Stockholder under the Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by the Selling Stockholder and its affiliates (as calculated pursuant to Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the Selling Stockholder beneficially owning more than 9.99% of the outstanding shares of common stock (the “Beneficial Ownership Limitation”).

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell shares of our stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used for working capital and general corporate purposes. The Selling Stockholder has agreed that it and its affiliates will not engage in any short sales of the common stock nor enter into any transaction that establishes a net short position in the common stock during the term of the Purchase Agreement. The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the date of the Purchase Agreement or (ii) the date on which the Selling Stockholder shall have purchased from us under the Purchase Agreement shares of our common stock for an aggregate gross purchase price of $10,000,000. We have the right to terminate the Purchase Agreement at no cost or penalty upon five trading days’ prior written notice to the Selling Stockholder;provided that there are no outstanding Advance Notices and all outstanding amounts owed to the Selling Stockholder are repaid. We and the Selling Stockholder may also agree to terminate the Purchase Agreement by mutual written consent. Neither we nor the Selling Stockholder may assign or transfer our respective rights and obligations under the Purchase Agreement, and no provision of the Purchase Agreement may be modified or waived by us or the Selling Stockholder other than by an instrument in writing signed by both parties.

As consideration for the Selling Stockholder’s commitment to purchase shares of common stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, we issued 61,421 Commitment Shares. The Purchase Agreement contains customary representations, warranties, conditions, and indemnification obligations of the parties. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties. We do not know what the purchase price for our common stock will be and therefore cannot be certain as to the number of shares we might issue to the Selling Stockholder under the Purchase Agreement. Although the Purchase Agreement provides that we may sell up to $10,000,000 of our common stock to the Selling Stockholder, only 4,035,086 shares of our common stock are being registered for resale by the Selling Stockholder under the registration statement of which this prospectus forms a part, which represents (i) the 61,421 amount of Commitment Shares that we issued to the Selling Stockholder under the Purchase Agreement in consideration of its commitment to purchase shares of common stock at our election under the Purchase Agreement and (ii) up to 3,973,665 shares of common stock that may be issued to the Selling Stockholder from time to time, if and when we elect to sell shares to the Selling Stockholder under the Purchase Agreement.

If and when we elect to issue and sell shares to the Selling Stockholder under the Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the $10,000,000 available to us under the Purchase Agreement, depending on market prices for our common stock. If all of the 4,035,086 shares offered by the Selling Stockholder for resale under the registration statement of which this prospectus forms a part were issued and outstanding as of the date hereof (without taking into account the 9.99% Beneficial Ownership Limitation or the 19.9% Exchange Cap limitation), such shares would represent approximately 16.7% of the total number of shares of our common stock outstanding and approximately 61.7% of the total number of outstanding shares held by non-affiliates, in each case as of November 22, 2022. If we elect to issue and sell more than the 4,035,086 shares offered under this prospectus to the Selling Stockholder, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause substantial additional dilution to our stockholders. The number of shares ultimately offered for resale by the Selling Stockholder is dependent upon the number of shares we may elect to sell to the Selling Stockholder under the Purchase Agreement.

Conditions to Each Advance

The Selling Stockholder’s obligation to accept Advance Notices that are timely delivered by us under the Purchase Agreement and to purchase shares of our common stock in Advances under the Purchase Agreement are subject to the satisfaction, at the applicable Advance Notice Date, of the conditions precedent thereto set forth in the Purchase Agreement, all of which are entirely outside of the Selling Stockholder’s control, which conditions include the following:

●	the accuracy in all material respects of our representations and warranties included in the Purchase Agreement;
●	there being an effective registration statement pursuant to which the Selling Stockholder is permitted to utilize the prospectus thereunder to resell all of the Advance Shares pursuant to such Advance Notice;
●	the sale and issuance of such Advance Shares being legally permitted by all laws and regulations to which we are subject;
●	no Material Outside Event (as such term is defined in the Purchase Agreement) shall have occurred and be continuing;
●	us having performed, satisfied, and complied in all material respects with all covenants, agreements, and conditions required by the Purchase Agreement to be performed, satisfied, or complied with by us;
●	no statute, rule, regulation, executive order, decree, ruling, or injunction having been enacted, entered, promulgated, or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly, materially, and adversely affects any of the transactions contemplated by the Purchaser Agreement; and
●	the common stock being quoted for trading on the Nasdaq and us having not received any written notice that is then still pending threatening the continued quotation of the common stock on the Nasdaq.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the Purchase Agreement, the Purchase Agreement will terminate automatically on the earliest to occur of:

●	the first day of the month next following the 36-month anniversary of the date of the Purchase Agreement; and
●	the date on which the Selling Stockholder shall have purchased shares of common stock under the Purchase Agreement for an aggregate gross purchase price equal to $10,000,000;

We also have the right to terminate the Purchase Agreement at any time, at no cost or penalty, upon five trading days’ prior written notice to the Selling Stockholder; provided that there are no outstanding Advance Notices under which we are yet to issue common stock. We and the Selling Stockholder may also terminate the Purchase Agreement at any time by mutual written consent.

No Short-Selling by the Selling Stockholder

The Selling Stockholder has agreed that it and its affiliates will not engage in any short sales during the term of the Purchase Agreement and will not enter into any transaction that establishes a net short position with respect to the common stock. The Purchase Agreement stipulates that the Selling Stockholder may sell our common stock to be issued pursuant to an Advance Notice, following receipt of the Advance Notice, but prior to receiving such shares, and may sell other common stock acquired pursuant to the Purchase Agreement that the Selling Stockholder has continuously held from a prior date of acquisition.

There are substantial risks to our stockholders as a result of the sale and issuance of common stock to the Selling Stockholder under the Purchase Agreement. These risks include the potential for substantial dilution and significant declines in our stock price. See the section entitled “Risk Factors.” Issuances of our common stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease as a result of sales, if any, under the Purchase Agreement, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the Selling Stockholder.

USE OF PROCEEDS

The amount of proceeds from this offering will depend upon the number of shares of our common stock sold and the price at which they are sold. There can be no assurance that we will be able to sell any shares under or fully utilize the Purchase Agreement as a source of financing. We intend to use the net proceeds, if any, from this offering to invest in our technology, research and development efforts, manufacturing, marketing, maintaining and expanding our intellectual property portfolio and for working capital and other general corporate purposes. Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, our management will have broad discretion in the application of net proceeds, if any.

This prospectus also relates to shares of our common stock that may be offered and sold from time to time by Yorkville. All of the common stock offered by Yorkville pursuant to this prospectus will be sold by Yorkville for its own account. We will not receive any of the proceeds from these sales.

Pending the uses described above, we plan to invest the net proceeds from this offering in cash or cash equivalents.

MARKET INFORMATION

Our common stock is listed on the Nasdaq Capital Market under the symbol “PEV.” As of December 12, 2022, there were three holders of record of our common stock.

DIVIDEND POLICY

We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Phoenix’s financial condition and results of Phoenix’s operations together with its consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting Phoenix’s current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors”, “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this prospectus.

Basis of Presentation

On November 12, 2020, EdisonFuture, Inc. (“EdisonFuture”), a Delaware corporation wholly owned by SPI Solar, Inc., which is a wholly owned subsidiary of SPI Energy Co., Ltd (“SPI”), acquired 100% of the membership interest of Phoenix Cars, LLC (“PCL”) and Phoenix Motorcars Leasing, LLC. (“PML”) (the “Business Combination”). Simultaneously, EdisonFuture effected the transfer of 100% membership interests of PCL and PML to Phoenix. The acquisition has been accounted for under ASC 805 Business Combinations. For the purposes of the consolidated financial data included in this prospectus, periods on or prior to November 12, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries prior to the Business Combination, referred to herein as the Predecessor, and periods beginning after November 12, 2020 reflect the financial position, results of operations and cash flows of the Company after the Business Combination, referred to herein as the Successor. As a result of the Business Combination, the results of operations and financial position of the Predecessor and Successor are not directly comparable because of the application of the acquisition method during purchase accounting, which required a step up in basis of our assets and liabilities from their historical carrying values to fair value on the date of the Business Combination.

Following Business Combination, Phoenix become a holding company whose sole material asset consist of PCL and PML unites, and cash. Phoenix is the managing member of PCL and PML, and will be responsible for all operational, management and administrative decisions relating to PCL and PML’s business.

The unaudited historical interim financial data as of September  30, 2022 and for each of the nine months ended September  30, 2022 and 2021 have been derived from our unaudited condensed consolidated financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2021 and 2020.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

●	COVID-19 Impact. As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on our businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. The COVID-19 pandemic has resulted in government authorities’ implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures have adversely impacted our employees’ ability to collaborate in a discipline that requires a high degree of collaborative work. Our operations have had to change and adapt to meet these new demands. However, various aspects of our business cannot be conducted remotely, including manufacturing and testing of our EVs. Further, our ability to hire, onboard and train new employees has been impacted and has required us to evaluate areas of our business that will not result in the best use of our human capital for long-term growth. The spread of COVID-19 has also caused us and many of our contractors and service providers to modify our business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in testing activities, meetings, events and conferences), and, collectively with our contractors and service providers, we have been and may further be required to take actions as required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. In the current circumstances, given the dynamic nature of the situation and limited visibility on certain supply chain components, any impact on our financial condition, results of operations or cash flows in the future continues to be difficult to estimate and predict, as it depends on future events that are highly uncertain and cannot be predicted with accuracy, including, but not limited to, the duration and continued spread of the outbreak, its severity, potential additional waves of infection, the emergence of more virulent or more dangerous strains of the virus, the actions taken to mitigate the virus or its impact, the development, distribution, efficacy and acceptance of vaccines worldwide, how quickly and to what extent normal economic and operating conditions can resume, the broader impact that the pandemic is having on the economy and our industry and specific implications the pandemic may have on our suppliers and on global logistics.
●	Product Development and Scaling. Our results are impacted by our ability to sell our electrification solutions and services to new and existing customers. We have had initial success with selling to our fleet customers. We believe continued reduction in costs, improvement in battery performance and increase in production volumes will enable commercial vehicle customers to adopt electrification more quickly. In order to sell additional products to new and existing customers, we will require substantial additional capital to develop our products and services, ramp up production and support expansion. We expect that both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we continue to invest in our technology, research and development efforts, obtain, maintain and improve our operational, financial and management information systems, hire additional personnel, obtain, maintain, expand and protect our intellectual property portfolio. Until we can generate sufficient revenue from vehicle sales, we expect to primarily finance our operations through funding from SPI, our parent company, proceeds from public or private stock offering, and/or debt financings, and potentially federal and state incentive funding programs. The amount and timing of our future funding requirements, will depend on many factors, including the pace and results of our research and development efforts and our ability to successfully manage and control costs and scale our operations. If we fail to make the right investment decisions in our technology and electrification solutions, including electrification and charging solutions, if customers do not adopt our technology or our products and services, or if our competitors are able to develop technology or products and services that are superior to ours, our business, prospects, financial condition, and operating results could be adversely affected.
●	BOM and Supply Chain. Purchased materials represent the largest component of cost of goods sold in our products and we continue to explore ways to improve cost structure of our products through better design, strategic alliances for sourcing, supply chain optimization, and, in some cases vertical integration. We believe that an increase in volume and additional experience will allow us to reduce our Bill of Materials (“BOM”), labor and overhead costs, as a percentage of total revenue. By reducing material costs, increasing facility utilization rates and improving overall economies of scale, we can reduce prices while maintaining or growing gross margins of our products to improve customers’ total cost of ownership and help accelerate commercial electric vehicle adoption. Our ability to achieve our cost-saving and production-efficiency objectives could be negatively impacted by a variety of factors including, among other things, lower-than-expected facility utilization rates, manufacturing and production cost overruns, increased purchased material costs, and unexpected supply chain quality issues or interruptions. If we are unable to achieve our goals, we may not be able to reduce price enough to accelerate commercial vehicle electrification, and our cost of goods sold and operating costs could be greater than anticipated, which would negatively impact gross margin and profitability. Specifically, as a result of the COVID-19 pandemic, the operations of our suppliers, vendors and business partners have been impacted. We have been experiencing significant delivery delays and supply shortages with BOM components — battery packs in particular. Because we rely on third party suppliers for the development, manufacture, and development of many of the key components and materials used in our vehicles, we have been affected by industry-wide challenges in logistics and supply chains. While we continue to focus on mitigating risks to our operations and supply chain in the current industry environment, we expect that these industry-wide trends will continue to affect our ability and the ability of our suppliers to obtain parts, components and manufacturing equipment on a timely basis for the foreseeable future. We expect supply chain delays, if any, will continue to have a significant impact on our 2022 production and revenue and possibly thereafter.
●	Government Subsidies and Incentive Policies. With growing emphasis on improving air quality around our communities, large states like California are mandating key end user segments to switch to zero emission transportation options. Some of the key regulations driving growth in our addressable market include — requiring all transit buses in California to be zero emissions by 2040; requiring all airport shuttles in California to be all electric by 2035, requiring at least 50% of all medium-duty trucks sold in California to electric by 2030, requiring specific end user segments like drayage and yard trucks to go electric. Other states like New York, New Jersey and Massachusetts are also expected to bring in regulatory requirements for key end user segments like, transit agencies and school buses to switch to all electric transportation options. Fifteen other states including Connecticut, Colorado, Hawaii, Maine, Maryland, Massachusetts, New Jersey, New York, North Carolina, Oregon, Pennsylvania, Rhode Island, Vermont, and Washington have committed to follow California’s Advanced Clean Trucks Regulation. Primarily driven by the urgent need to meet carbon and greenhouse gas emission reduction targets, various state and federal agencies are also supporting the switch to zero emission transportation, providing a host of funding and incentive support to develop, demonstrate and deploy zero emission transportation solutions. Some of the key funding / incentives driving adoption of electric medium duty vehicles include: the California Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project, which offers a minimum of $60,000 per vehicle as incentive for Class 4 electric vehicles registered and operating in the state; the New York Truck Voucher Incentive Program offering up to $100,000 per Class 4 electric vehicle; funding from federal agencies like the Federal Transit Administration, covering up to 80% of the cost of procuring electric transit buses and various funding options covering up to 100% of the cost of procuring all electric school buses across key states. Federal and various state agencies have established incentives for setting up both public and private charging infrastructure. Notably, the California Energy Commission and the California Public Utilities Commission have approved funding up to 100% of the cost of setting up chargers and related infrastructure. Large utilities like Southern California Edison, Pacific Gas & Electric and San Diego Gas & Electric have ‘Charge Ready’ programs that cover the entire cost of setting up charging infrastructure. Other states like New York, Chicago, North Carolina, Tennessee, Texas and Ohio have also introduced programs to support fleets with their charging infrastructure requirements.

Results of Operations

Our results of operations and statements of assets and liabilities may not be comparable to historical results as a result of the Business Combination, which was completed late in the fourth quarter of 2020.

For the nine months ended September 30, 2022 and 2021:

	Nine Months Ended
In thousands	September 30, 2022	September 30, 2021
Condensed Consolidated Statements of Operations
Net sales	$2,579	$1,680
Cost of revenues	2,013	1,836
Gross profit (loss)	566	(156)
Operating expenses:
Selling, general and administrative	9,160	6,216
Operating loss	(8,594)	(6,372)
Other income (expense):
Interest expenses, net	(6)	(2)
Others	437	1
Total other income (expenses), net	431	(1)
Loss before income taxes	(8,163)	(6,373)
Income tax provision	(14)	(3)
Net loss	$(8,177)	$(6,376)
Net loss per share of common stock:
Basic and Diluted	$(0.44)	(0.36)
Weighted average shares outstanding	18,390,891	17,500,000

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

	Successor		Predecessor
	Year Ended	Period from November 13,	Period from January 1,
In thousands	December 31, 2021	2020 to December 31, 2020	2020 to November 12, 2020
Consolidated Statements of Operations:
Net sales	$2,977	$377	$4,132
Cost of revenue	3,540	479	4,451
Gross loss	(563)	(102)	(319)
Operating expenses:
Selling, general and administrative	13,750	1,147	3,686
Operating loss	(14,313)	(1,249)	(4,005)
Other income (expenses):
Interest expenses, net	(3)	(4)	(4)
Others	(287)	12	587
Total other (expenses) income, net	(290)	8	583
Loss before income taxes	(14,603)	(1,241)	(3,422)
Income tax expenses	(11)	(2)	—
Net loss	$(14,614)	$(1,243)	$(3,422)
Net loss per share of common stock:
Basic and Diluted	$(0.83)	$(0.07)	—
Weighted average shares outstanding*	17,500,000	17,500,000	—
*

The shares are presented on a retrospective basis to reflect the Company’s Recapitalization, stock split and reverse stock split (Note 12) to the accompanying consolidated financial statements. The authorized shares of common stock after the reverse stock splits are 450,000,000 shares, and the par value was changed from $0.0001 to $0.0004 on March 9, 2022 as a result of the reverse stock split.

Net Revenues

Our revenues were primarily derived from sale and lease of EVs, and other revenue. Other revenue consists of engineering and maintenance service, sales of component and charging stations, shipping and delivery fees and others.

For the nine months ended September 30, 2022 and 2021:

For the nine months ended September 30, 2022 and 2021, our revenues were $2.6 million and $1.7 million, respectively. The 53.5% increase in revenues was primarily driven by the increase in sales of all-electric lithium-ion forklifts.

For the nine months ended September 30, 2022 and 2021, our revenue breakdown by major categories for relevant periods is as follows:

	Nine Months Ended
	September 30, 2022	September 30, 2021

	(Unaudited)
Sales of EVs	$788	$796
Lease of EVs	410	458
Sales of Forklifts	875	—
Others	506	426
	$2,579	$1,680

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), our revenues were $3.0 million, $0.4 million and $4.1 million, respectively. The decrease in revenues is mainly due to significant delivery delays and supply shortages with bill of materials — battery packs in particular.

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor), the number of EVs delivered is 9, 1, and 13, respectively. As of December 31, 2021 and 2020, we had 12 leased vehicles. There was no kit sale for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor).

Our revenue breakdown by major categories for relevant periods is as follows:

	Successor		Predecessor
	Year ended	Period from November 13,	Period from January 1,
In thousands	December 31, 2021	2020 to, December 31 2020	2020 to November 12, 2020
Sales of EVs	$1,750	$235	$2,690
Lease of EVs	586	92	492
Others	641	50	950
	$2,977	$377	$4,132

We receive grants from government agencies related to sales and leases of EVs, and sales of chargers. The government grants related to the sale of EVs and chargers should be considered as part of the transaction price because it is granted to the EV buyers and we receive such on behalf of the buyers to settle part of the EVs purchase price.

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor), the amount of governmental grant recognized as revenue from sales of EVs and chargers was $1.2 million, $0.1 million, and $1.9 million, respectively.

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor), the amount of governmental grant recognized as reductions of the cost of sales for EV leasing was $0.3 million, $0.2 million, and $0.03 million, respectively.

Cost of Revenues

For the nine months ended September 30, 2022 and 2021:

For the nine months ended September 30, 2022 and 2021, our costs of revenues were $2.0 million and $1.8 million, respectively. The 9.6% increase in cost of revenues was primarily driven by the inclusion of electric forklifts costs.

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), our costs of revenue were $3.5 million, $0.5 million and $4.5 million, respectively. The decrease in cost of revenues is consistent with the decrease in revenues. Our costs of revenue consist primarily of direct parts, material and labor costs, as well as shipping and delivery and other costs.

Operating Expenses

Operating expenses consist of selling, general, administrative expenses.

Our selling, general and administrative expenses which consist primarily of salaries, research and development, professional service fees, rent expense, and office supplies expenses.

For the nine months ended September 30, 2022 and 2021:

For the nine months ended September 30, 2022 and 2021, our operating expenses were $9.2 million and $6.2 million, respectively. The increase in operating expenses was mainly due to the increase in salaries and wages, professional service fee and insurance expenses.

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor), our operating expenses were $13.8 million and $1.1 million, and $3.7 million, respectively. The increase in operating expenses is mainly due to the increase in salaries and wages, and research and development cost. The increase in salaries and wages is due to the increase in headcount and expected production expansion, and the increase in research and development cost is due to that we were in the process of developing next generation of electric vehicles and new models of electric vehicles.

Other (Expenses) Income, net

Other (expenses) income, net includes interest expense and other income (expenses), net.

For the nine months ended September 30, 2022 and 2021:

Our other income for the nine months ended September 30, 2022, were $0.4 million, primarily due to recognition of a forgiven PPP loan and refund of employee retention credit from IRS, partly offset by the loss related to a cyber incident.

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

Interest Expense, net

Our interest expense, for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor) were $3 thousand and $4 thousand, and $4 thousand, respectively.

Other income (expense)

Our other expense for the year ended December 31, 2021 was $0.3 million, primarily due to loss on disposal of property and equipment.

Our other income for the period from January 1, 2020 to November 12, 2020 (Predecessor) was $0.6 million, primarily due to recognition of a forgiven PPP loan.

Net Loss

For the nine months ended September 30, 2022 and 2021:

As a result of the above factors, the net loss for the nine months ended September 30, 2022 and 2021, was $8.2 million and $6.4 million, respectively.

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

As a result of the above factors, our net loss for the year ended December 31, 2021, the period from November 13, 2020 through December 31, 2020 (Successor), January 1, 2020 through November 12, 2020 (Predecessor), was $14.6 million, $1.2 million, and $3.4 million, respectively.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 3 — Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

Impairment of Long-lived Assets and Goodwill

The Group’s long-lived assets include property and equipment and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized.

The Company tests goodwill for impairment as of December 31 every year by either performing a qualitative assessment or a quantitative test. The qualitative impairment assessment is an assessment of historical information and relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect not to perform the qualitative impairment assessment and perform a quantitative impairment test. The quantitative goodwill impairment test compares the fair values of the reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. In performing the quantitative impairment test, the Company may determine the fair values of its reporting unit using a combination of the income and market approach. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Following the completion of our IPO, our stock price and associated market capitalization will also be considered in the determination of reporting unit fair value.

The judgments and estimates involved in identifying and quantifying the impairment of long-lived assets or goodwill involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance.

The Company tested goodwill for impairment as of December 31, 2021 by performing a qualitative assessment test and no impairment indicator was noted. The Group evaluates long-lived assets for impairment and did not note events or changes in circumstances that indicate the carrying amount of the asset groups may not be recoverable. As a result no impairments were recorded during the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor) for goodwill and long-lived assets. And there was no impairment recorded during the nine months ended September 30, 2022.

Stock-Based Compensation

The Group granted employees and directors stock-based incentive awards. These awards are in the form of options. The Group measures stock-based compensation expense for all stock-based awards granted based on the estimated fair value of those awards on their grant date and expenses over the period during which an employee is required to provide service in exchange for the award (the vesting period). The Company estimates the fair value of service-based stock options granted using the Black-Scholes option-pricing formula. The Black-Scholes model requires the input of subjective assumptions, including fair value of common stock, expected term, expected volatility, risk-free interest rate and expected dividends, which are described in greater detail below. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Service-based options typically have a ten-year life from date of grant and vesting periods of four years.

Fair Value of Common Stock — Historically, as there has been no public market for our common stock, the fair value of our common stock was determined by our board of directors based in part on valuations of our common stock prepared by a third-party valuation firm. See the subsection titled “Fair Value of Common Stock” below.

Expected Term — The expected term of the options represents the average period the stock options are expected to remain outstanding. As we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, the expected term of options granted is derived from the average time of the option from issuance to the vesting and expiration dates, also known as the simplified method.

Expected Volatility — Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility is based on the historical volatilities of the common stock of comparable publicly traded companies. We selected companies with comparable characteristics, including enterprise value, risk profiles, position within the industry, and, where applicable, with historical share price information sufficient to meet the expected life of our stock-based awards. We will continue to apply this process until enough historical information regarding the volatility of our own stock price becomes available.

Risk-Free Interest Rate — The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury notes as of the grant date with maturities commensurate with the expected term of the awards.

Expected Dividends — The expected dividends assumption is based on our expectation of not paying dividends in the foreseeable future; therefore, we used an expected dividend yield of zero.

Assumptions we used in applying the Black-Scholes option-pricing model to determine the estimated fair value of our stock options granted involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation could be materially different.

During the nine months ended September 30, 2022, the stock-based compensation expense for grants of stock units and options was $0.8 million and $0.2 million, respectively. During the nine months ended September 30, 2021, the stock-based compensation expense for grants of options was $0.05 million.

We recorded stock-based compensation expense for grants of options of approximately $0.05 million for the year ended December 31, 2021 and Nil for the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor). We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in the future periods will likely increase.

The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards. If we had made different assumptions, our stock- based compensation expense, net loss and net loss per share of common stock could have been significantly different. See Note 13 to our audited financial statements included elsewhere in this Annual Report on Form S-1 Amendment No. 7 for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted during the year ended December 31, 2021.

Fair Value of Common Stock

Historically, for all periods prior to this initial public offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; our actual operating results and financial performance; progress of our new product development efforts; conditions in the industry and economy in general; the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions; equity market conditions affecting comparable public companies; the lack of marketability of our common stock and the results of independent third-party valuations prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation (Guide). The Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date.

The assumptions underlying these valuations represent our management’s best estimate, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the completion of the offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Revenue Recognition

Our accounting practices under ASC Topic 606 are as follows:

Sales of EVs and kits

We generated revenue from sales of EVs and identified the customers who purchase the vehicle as our customers. We also generate revenue from sales of electric drive system kits that are integrated into shuttle buses sold by the customers. EV buyers in California are entitled to government grants when they purchase EV that qualify for certain government grant project. We applied for and collected such government grants on behalf of the customers. Accordingly, customers only pay the amount after deducting government grants.

We recognize revenue on sale of EVs and kits at a point in time following the transfer of control of such products to the customer, which typically occurs upon the delivery to the customer. We determined that the government grants should be considered as part of the transaction price because it is granted to the EV buyer and the buyer remains liable for such amount in the event the grants were not received by us or returned due to the buyer breaks the government grant terms and conditions.

Lease of EVs

EV leasing revenue included revenue recognized under lease accounting guidance for direct leasing programs. We accounted for these leasing transactions as operating leases under ASC 840 Leases, and revenues were recognized on a straight-line basis over the contractual term.

Sales of forklifts

Revenue on sale of forklifts is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon delivery or acceptance of the customer depending on the terms of the underlying contracts.

Other revenue

Other revenue consists of engineering and maintenance service, sales of component and charging stations, shipping and delivery fees and other. For engineering and maintenance service, revenues are recognized on a straight-line basis over the contractual term. For sales of component and charging stations, shipping and delivery fees and other, the Group recognizes revenue at a point in time following the transfer of control of such products or service to the customer, which typically occurs upon the delivery to the customer.

Inventories

Inventories are stated at the lower of cost or net realizable value (market value). The cost of inventories is determined on the basis of first in first out method. The cost of finished goods comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances are included in the cost of revenue in the consolidates statement of operations. These adjustments are based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of sales backlog, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, available third-party inventory, and growth plans.

Accounts Receivables and Allowance for Doubtful Accounts

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to sales of EV and EV components. The Group maintains allowances for doubtful accounts. The Group adopted ASC 326 Financial Instruments — Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit from January 1, 2020.

Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivable are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

Product Warranties

The Group provides warranties on all vehicles or components sold in addition to pass through warranties from third party component suppliers. The Group accrues a warranty reserve for the products sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group considers the warranty provided is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

We recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Our tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income. No reserve for uncertainty tax position was recorded by the Group during any period presented.

Recent Accounting Pronouncements

See Note 3 “Summary of Significant Accounting Policies” to our consolidated financial statements for a description of recently issued or adopted accounting pronouncements that may potentially impact our financial position, results of operations or cash flows.

Liquidity and Capital Resources

The Group has recurring losses from operations. The Group has incurred a net loss of $3.9 million and $8.2 million during the three and nine months ended September 30, 2022, respectively, and the cash used in the operating activities for the nine months ended September 30, 2022 was $14.2 million. As of September 30, 2022, the Group had a working capital balance of $8.2 million. The Group’s operating results and capital requirements for future periods depend on many factors, including the growth and scaling of the Group’s manufacturing operations, the timing and extent of spending to support development efforts for products and services, the timing of new product introductions the continuing market acceptance of the Group’s products and services, and the expansion of the

Group’s sales and marketing teams. Until the Group can generate sufficient cash flow from operations, the Group expect to fund its operations through a combination of equity offerings, debt financings or other capital markets transactions, while diligently executing on collaborations and strategic initiatives to optimize use of available funding.

For the next 12 months from the issuance date of this consolidated interim financial statements, the Group plans to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level. Such measures include: 1) align capacity with demand and prioritize production for high margin products in the Group’s order backlog; 2) expand and strengthen strategic partnership to outsource a significant portion of design and engineering work for next generation product to third party vendors and suppliers to control overall development costs; 3) implement comprehensive budget control and reduce operating expenses; and 4) proactively implement a robust capital market strategy that includes both debt and equity offerings to meet the Group’s financing needs. Considering these factors and the amount of cash raised from initial public offering in June 2022, the Group has concluded that its current liquidity and working capital will be sufficient to meet its obligations for the next 12 months from the issuance date of this quarterly report.

A summary of the cash flow activities is as follows:

For the nine months ended September 30, 2022 and 2021:

	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021
In thousands	Unaudited	Unaudited
Net cash used in operating activities:	$(14,243)	$(9,612)
Net cash used in investing activities	(449)	(680)
Net cash generated from financing activities	13,576	569
Net decrease in cash and cash equivalents	(1,116)	(9,723)

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

	Successor		Predecessor
	Year ended	Period from November 13,	Period from January 1,
	December 31, 2021	2020 to December 31, 2020	2020 to November 12, 2020

Net cash (used in) provided by operating activities	$(12,939)	$(1,434)	$11
Net cash used in investing activities	(638)	(80)	(556)
Net cash generated from financing activities	561	16,985	744
Net (decrease) increase in cash and cash equivalents	(13,016)	15,471	199

Operating Activities

For the nine months ended September 30, 2022 and 2021:

Net cash used in operating activities was $14.2 million for the nine months ended September 30, 2022, primarily due to a net operating loss of $8.2 million, an increase in prepaid expenses and other assets of $3.1 million, an increase in inventory of $3.5 million, forgiveness of PPP loan of $0.6 million, and a decrease in accounts payable of $0.5 million, partially offset by stock-based compensation expenses of $0.9 million and depreciation and amortization of $1.3 million.

Net cash used in operating activities was $9.6 million for the nine months ended September 30, 2021, primarily due to a net operating loss of $6.4 million, an increase in prepaid expenses $3.6 million, an increase in inventories of $0.6 million, and a decrease in accounts payable of $0.4 million, partially offset by depreciation and amortization of $1.4 million.

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

Net cash used in operating activities operating activities was $12.9 million for the year ended December 31, 2021, primarily as a result of (i) net loss of $14.6 million, adjusted by non-cash items of depreciation and amortization of $1.7 million, noncash write-down on inventory of $0.5 million, and noncash loss on disposition of property and equipment of 0.3 million, (ii) increase in inventories of

$1.4 million, (iii) decrease in deferred income of $0.5 million, and (iv) decrease in warranty reserve of $0.2 million; the decrease was partially offset by (i) increase in prepaid expenses and other assets of $0.3 million, (ii) increase in accounts payable of $0.4 million, and (iii) increase in accrued liabilities of $0.3 million.

Net cash used in operating activities was $1.4 million for the period from November 13, 2020 to December 31, 2020 (Successor), the decrease of cash was primarily as a result of (i) net loss of $1.2 million, adjusted by an add-back of non-cash depreciation and amortization in the amount of $0.4 million, (ii) increase in prepaid expenses and other assets of $0.3 million, and (iii) decrease in accounts payable of $0.1 million.

Net cash generated from operating activities was $0.01 million for the period from January 1, 2020 to November 12, 2020 (Predecessor), the increase of cash was primarily as a result of (i) net loss of $3.4 million, adjusted by non-cash items of depreciation and amortization of $0.9 million and income from PPP loan forgiveness of $0.6 million, (ii) decrease in accounts receivable of $0.6 million, (iii) decrease in inventories of $1.8 million, and (iv) increase in accounts payable of $0.3 million.

Investing Activities

For the nine months ended September 30, 2022 and 2021:

Net cash used in investing activities was $0.4 million for nine months ended September 30, 2022, primarily as a result of purchase and disposal of property and equipment. Net cash used in investing activities was $0.7 million for nine months ended September 30, 2021, primarily as a result of capital expenditure.

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), net cash used in investing activities was $0.7 million, $0.1million, and $0.6 million, respectively, primarily as a result of capital expenditure.

Financing Activities

For the nine months ended September 30, 2022 and 2021:

Net cash generated from financing activities was $13.6 million for the nine months ended September 30, 2022, primarily as a result of net IPO proceeds.

Net cash generated from financing activities was $0.6 million for nine months ended September 30, 2021, primarily as a result of net proceeds received from PPP loan.

For the year ended December 31, 2021 (Successor), the period from November 13, 2020 (Successor) to December 31, 2020, and the period from January 1, 2020 to November 12, 2020 (Predecessor):

Net cash generated from financing activities was $0.6 million for the year ended December 31, 2021, primarily as result of net proceeds from PPP loan of $0.6 million and repayment of other long-term borrowing of $0.03 million.

Net cash generated from financing activities was $17.0 million for the period from November 13, 2020 to December 31, 2020 (Successor), primarily the proceeds of capital contribution from SPI.

Net cash generated from financing activities was $0.7 million for the period from January 1, 2020 to November 12, 2020 (Predecessor), primarily as result of net proceeds from PPP loan and other long-term borrowing.

Trend information

Our operating results substantially depend on revenues derived from our sales and leasing of EVs. As the COVID-19 pandemic continues, the measures implemented to curb the spread of the virus and mutations and variants of the virus such as Omicron, have resulted in supply chain disruptions, insufficient work force and suspended manufacturing and construction works for EV industry. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the extent, duration and/or magnitude of COVID-19’s impact on our business. Given the globalized supply chain, recent flare-ups in COVID-19 infections in the United States and other countries have impacted the price and availability prospects of many EV products as well as shipping timing and costs, which create risks that may affect our business.

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events for 2020 and 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

Phoenix has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition or results of operations that are material to stockholders.

BUSINESS

Our History

Our predecessor entity was founded in 2003 as Phoenix MC, Inc., a Delaware corporation headquartered in Anaheim, California. On November 13, 2020, EdisonFuture Inc., a Delaware corporation (“EdisonFuture”) wholly owned by SPI Solar, Inc., which is a wholly owned subsidiary of SPI Energy Co., Ltd, a Nasdaq listed public company, entered into Membership Interest Purchase Agreement with the third-party owner of the LLC interests in PCL and PML. As a result, all of the issued and outstanding membership interests in each of Phoenix Cars LLC, a Delaware limited liability company (“PCL”), and Phoenix Motorcars Leasing LLC, a California limited liability company (“PML”), were acquired by EdisonFuture. Simultaneously, EdisonFuture effected the transfer of 100% of the membership interests of PCL and PML to us, Phoenix Motor Inc., a Delaware corporation incorporated on October 20, 2020. On July27, 2021, EdisonFuture Motor, Inc., a wholly owned subsidiary of PMI, was established to focus on development of our pickup trucks and last mile utility vans business.

Doing business as “Phoenix Motorcars,” PCL manufactures and assembles our electric vehicles. PML sells and leases our EVs under the name, “Phoenix Electric Sales.”

We launched our first medium-duty electric drivetrain in 2009 and sold our first commercial EV in 2014. Los Angeles Air Force Base in El Segundo and NASA’s Jet Propulsion Laboratory in Pasadena, California are among our customers for our first generation E Series Zeus electric vehicle. In 2015, we began offering more body options on the Ford E450 chassis, delivering flatbed and work trucks to US Naval Base Ventura County Port Hueneme and the City of Irvine, California, respectively.

In 2016, we received an order for 33 of Zero Emissions Utility Shuttle (ZEUS) buses from WallyPark, Joe’s Airport Parking and Joe’s Auto Parks, subsidiaries of the L&R Group of Companies, a leader in the airport shuttle bus industry. Our14-passenger, fully electric ZEUS 300 buses were acquired to service airport parking at one of the nation’s busiest airports — Los Angeles International, where our fleet has grown to 39.

In 2018, we entered into a non-binding memorandum of understanding with Creative Bus Sales and Forest River, to build and distribute electric buses. The parties are jointly preparing to complete Altoona testing for the electric shuttle bus product, which would enable transit agencies to procure the vehicle with Federal Transit Administration (“FTA”) funding. Through the nationwide dealer Creative Bus Sales, Phoenix has secured orders for 22 units to date and also listed on various state procurement contracts. Deliveries on the 22 units are expected to be completed in 2022 and are dependent on receipt of chassis from Creative Bus Sales, and successful completion of Altoona testing. In 2019, we launched our second generation (“Gen 2”) High Power Drive System for the Ford E450 chassis, the E-200. In April 2021, we began production on our third generation (“Gen 3”) drivetrains (E-300), featuring our new, made-in-USA modular battery packs, giving customers choices among 63 kWh, 94 kWh, 125 kWh, and 156 kWh batteries.

Industry Overview

Around the world, countries have announced target dates by which they would allow the sale of only zero emission vehicles (ZEVs) to accelerate the transition to a cleaner, electrified transportation sector. On August 5, 2021, President Biden signed an executive order setting a target for zero-emissions vehicles to account for half of all automobiles sold in the United States by 2030. In early 2021, President Biden signed an executive order mandating the replacement of all civilian federal vehicles, over 600,000 vehicles, with U.S.-made clean and zero-emission vans, trucks and passenger vehicles; meanwhile, the administration has also announced a goal of building more than 500,000 EV chargers across the United States and has expressed its support for an expansion of federal tax credits and incentives targeted at EVs and EV manufacturing. According to Grandview Research, the North American EV market is estimated at $16 billion in 2021 and is expected to grow to $148 billion in 2028. In 2020, 15 states, including California, Connecticut, Massachusetts, New Jersey, and Pennsylvania signed a memorandum of understanding to increase sales of zero emission new medium- and heavy-duty vehicles to 30% by 2030 and to 100% by 2050. California requires 100% of airport shuttle fleets and 75% of Class 4 through Class 8 truck sales to be zero-emission by 2035. EV100 is a global initiative bringing together 82 companies committed to accelerating the EV transition and making electric transport the new normal by 2030.

Examples of Announced Fleet Electrification Commitments:

Retail	Amazon	2022: 10,000 electric delivery vans (short-term goal) 2030: 100,000 electric delivery vans total (long-term goal)

	Walmart	2040: Zero emission vehicle fleet, including long-haul (6,000 trucks)

Power	Schneider Electric	2030: 100% electric fleet (14,000 vehicles)
Transportation	Uber	2030: 100% of rides take place in EVs in U.S., Canadian, and European cities
2040: 100% of rides take place in zero-emission vehicles, on public transit or with micro-mobility

Delivery	DHL	2025: 70% of first- and last-mile delivery services with clean transport modes
2050: Reduce logistics-related emissions to zero

	FedEx	2040: 100% global pickup and delivery (PUD) vehicle purchases electric
Biotech	Genentech	2030: 100% electrification of sales fleet (1,300 vehicles) and commuter buses

Municipal	New York, New York	2017: Only purchase Plug-in Hybrid EVs (PHEV) for non-emergency sedans going forward 2025: Add 2,000 EVs to NYC sedan fleet 2040: 100% electric MTA bus fleet

	New Jersey	2024: At least 10% of new bus purchases will be zero emission buses
2026: At least 50% of new bus purchases will be zero emissions buses
2032: 100% of new bus purchases will be zero emissions buses

	Los Angeles, California	2028: 100% ZEV vehicle conversions “where technically feasible” (2028: taxi fleet, school buses; 2035: urban delivery vehicles)
2035: 100% electrification of sanitation fleet through LA Department of Sanitation Commitment

	Houston, Texas	2030: 100% EV non-emergency, light-duty municipal fleet

	Chicago, Illinois	2040: 100% electric Chicago Transit Authority (CTA) bus fleet (1,850 buses)

With these commitments, the number of electric buses and trucks in use could increase substantially in the near future, from approximately 2,000 in 2019 to 54,000 by 2025. Further, according to the North American Council for Freight Efficiency, the initial costs of electric trucks are expected to reach parity with diesel combustion vehicles in class 3 through 6 vehicles by 2030.

We believe that given the corporate fleet electrification commitments, together with increasing government incentives and stringent government regulations, the market for electric buses and trucks will experience substantial demand and significant growth in the foreseeable future. Other major factors that are contributing to the growth of the commercial EV market size include advancements in battery pack technologies and electric powertrains, accelerated investment in charging infrastructure, accelerated electrification of public transport fleets. Some of the regulations directly impacting the growth of our target segments include:

●	California Air Resources Board Zero-Emission Airport Shuttle rule that requires fixed route airport shuttles serving the state’s 13 largest airports to transition to 100% zero-emission vehicles by 2035

●	California Air Resources Board Innovative Clean Transit Regulation that sets a statewide goal for public transit agencies to gradually transition to 100% zero-emission bus (ZEB) fleets by 2040.
●	California Air Resources Board Advanced Clean Fleet Rule proposal which requires that beginning in 2025, 50% of the total annual vehicle purchases by public agencies that do not solely serve low-population areas must be zero-emission vehicles, requiring mandates for certain fleets to start deploying electric vehicles and overall proposing that at least 50% of class4-8 vehicles in the state of California be electric by 2030.
●	Additionally, 15 states have signed an MOU to adopt California’s Clean Truck Rule.

While the current market penetration of electric commercial vehicles is low, the segment is expected to see significant growth. Phoenix is specifically targeting the medium-duty EV segment, particularly Class 4, 5 and 6 segments.

Battery Technology Momentum

Due to technological advancements and the production of EV batteries in large volumes, battery costs, have decreased significantly over the past decade, and prices continue to fall. These cost reductions significantly improve the total cost of ownership of EV vehicles as EV batteries are one of the most expensive parts of an electric vehicle.

As illustrated in a 2019 report by BloombergNEF, from 2010 to 2020, lithium-ion battery prices have fallen 88%, from $1,160 per kilowatt-hour (“kWh”) to $137 per kWh, primarily due to reduced manufacturing costs, lower cathode material prices and greater volumes of production, As investment in battery technology continues to increase as a result of OEMs’ allocating more capital to next-generation electric powertrain technology, this trend in battery cost reduction is expected to continue, achieving $150 per kWh as the US Department of Energy’s long-term goal for commercialization (see chart below for projected battery pack average costs below according to ACT research).

Industry Focused on TCO

In the highly competitive trucking industry, when choosing between truck models that meet their technical requirements, customers mainly base their purchasing decision on total cost of ownership (“TCO”). TCO is the total cost of owning the vehicle through its lifecycle, including purchase price or lease payments, fuel costs, and service and maintenance expenses. According to ACT Research, traditionally, TCO for gasoline and diesel powered trucks, typically break down into cost of fuel (approximately 50%), purchase or lease payments (approximately 22%), and repairs and maintenance (approximately 28%).

Depending on prevailing fuel prices, gasoline and diesel fuel comprise 40% to 60% of TCO, exposing ICE fleet operators are exposed to volatility in their largest cost component, creating risk and uncertainty. Prices of Phoenix EVs range from $165,000 to $220,000, whereas prices of comparable traditional vehicles range from approximately $50,000 to $80,000. The cost difference is due to the incremental cost of electric drivetrain, including lithium-ion batteries, motors, inverter and control software, coupled with the relatively low volume of production, leading to higher overheads.

Although more expensive on initial purchase, we believe that our ZEUS electric vehicles will have a lower TCO over the useful life of a comparable bus or truck as:

●	the cost of recharging batteries in our EVs is less than the price of gasoline or diesel fuel; and
●	the repairs and maintenance of our EVs are less, as there are far fewer parts in the electric motor and drivetrain than in an internal combustion engine; fewer fluid changes are required; and regenerative braking extends the life of brake parts significantly.

Market Opportunities

Our target market is largely light and medium-duty buses and trucks. Vehicles that operate on fixed routes, have stop-and-go operations, maintain low average speeds, and are centrally maintained and fueled are ideal candidates for zero emission electric technologies.

Zero emission, light and medium-duty (MD) electric trucks are well on their way to becoming mainstream technology that will impact both the transportation and mobility sectors over the next two decades. However, innovations on light and medium-duty electric trucks have predominantly focused on adapting battery-electric drivetrains to conventional chassis designed for internal combustion engines (ICE). Given the relatively low volume demand for MD electric vehicles, early movers including Phoenix followed a similar approach and electrified ICE chassis available from manufacturers like Ford, Chevrolet, Freightliner etc. While efficient in addressing the niche markets, such a retrofit model results in electric trucks that continue to be less than optimal in terms of efficiency and cost, leading to limited adoption among fleet operators in the long term. Key drawbacks of available zero emission medium-duty vehicles include:

●	Non-optimized chassis and body designs
●	Limited operating range due to size and capacity of batteries
●	Significantly reduced payload due to increased weight of battery packs
●	High cost due to need for large battery packs required to accommodate the maximum range use cases, which are often the outliers
●	Operational challenges due to high recharge time and lack of adequate charging infrastructure
●	Operational challenges from conventional plug-in charging includes time constraints, safety concerns, driver errors, and refueling labor restrictions at ports.

By taking advantage of increasing EV demand boosted by government incentives, grants and regulations, as well as our leading technology, experience and expertise, and our strong relationships with dealers such as Creative Bus Sales and Forest River, we believe we are well positioned to capitalize on the commercial market opportunities.

Total Addressable Market

Regulatory tailwinds and a rapidly improving cost structure have accelerated the pace of adoption for electric vehicles, allowing operators to transition fleets to zero-emission standards in accelerated timelines. According to Bloomberg NEF, global commercial EV sales are expected to increase from 96,000 vehicles in 2020 to 473,000 vehicles in 2040, representing a nearly 500% increase over the next 20 years. We define our total addressable market based on our ability to compete on price and quality within the geographic regions we plan to compete in.

According to Electric Vehicle Outlook 2021 by BloombergNEF, the adoption of EVs in the commercial market is still low with over one million commercial EVs on the road, including buses, delivery vans and trucks compared to 12 million passenger EVs in use.

The commercial EV market, which we believe is currently underserved, is projected to grow from a low base today to global sales of three million units by 2025 and nine million by 2030, led by buses and light trucks, representing significant growth opportunities.

Phoenix is focused on the light and medium-duty commercial EV market in the US. According to data sourced by Phoenix from IHS Markit, in 2019, medium duty (Class 4, 5, and 6) vehicles in the US accounted for around 202,000 units in sales. Phoenix management expects this segment to grow to approximately 272,000 units by 2030, of which 30% is projected to be powered by electric drivetrains, translating to an addressable market of approximately 81,000 units. an $11billion market. Phoenix is one of the few manufacturers delivering all-electric medium-duty vehicles today and we anticipate addressing this market effectively through production capacity expansion and further investments in technology and new vehicle development.

Annual light duty electric vehicles sales globally are projected to grow from 2.5 million units in 2020 to 31.1 million units, by 2030, as per Deloitte Insights article ‘Electric Vehicles Setting Course for 2030,’ published in July 2020, securing approximately 32 per cent of the total market share for new car sales. Battery Electric Vehicles are projected to account for 25.3 million units. According to the report, the US is projected to account for 14 percent of the global market, approximately 4.2 million units and 27 percent of all new cars sales. With our EdisonFuture line of EVs, we aim to address this opportunity, starting with the all-electric pickup truck that is in concept development stage currently.

Our Competitive Strengths

In response to the market opportunities, we offer the following competitive strengths:

●	Demonstrated Capabilities to Develop and Deliver Commercial EVs While Developing Next Generation Vehicles to Fuel Future Growth — Phoenix is in a position to generate revenue today with its legacy business line (electric powertrains), while investing in the development of future technologies with the New Commercial Vehicle Platform Business line.
●	Strong EV Development Experience and a One-Stop Shop Solution for Customers — For more than 12 years, Phoenix has developed electric drivetrains for its EVs. We are currently in production of our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any Class 4 product on the market, offering up to 160 miles in range. With over 3 million electric miles driven by its customers, Phoenix provides a one-stop shop for sales, product and route planning, charger requirements and installation, manufacturing, service support, as well as maintenance plans and training.
●	Experienced and Proven Management Team — We have a well-rounded team with years of experience in the design and integration of electric drivetrain systems, hardware and software engineering capabilities, as well as proven telematics technical expertise, and senior management public company track record, supported by strong advisors and leading industry institutional investors.
●	Key Relationships with OEMs, Customers and Dealerships — Phoenix has a deep customer base given it has been in this market since 2014 with its first product deployment and establishment of customers across segments including the US Navy, US Air Force, JPL-NASA campus, airport shuttle buses, cities, municipalities, school districts, large corporates, seaports and small businesses. As of December 31, 2021, Phoenix has 31 customers who have deployed a range of electric shuttle buses and trucks. Phoenix also has agreements with Creative Bus Sales, the largest dealership for shuttle buses in the US, and Forest River, the largest OEM for shuttle buses in the US.
●	Optimized Production Supply Chain Catered to Class 4 Market — Our Class 4 EV customers benefit from customizations that are not possible with internal combustion engine vehicles. Our factory is focused on low volume, high customization products through the vertical integration on a few parts and processes, a factory layout that supports multiple Class 4 production lines and a high level of purchased parts from an established network of US commercial vehicle manufacturing partners that allow for significant customization.
●	Modular Software and Hardware Design — We have developed proprietary optimized modular software and hardware solutions and know-how that allow us to address the diversified opportunities in the markets we serve in a cost-effective manner. We serve a highly segmented Class 4 vehicle market where there are numerous specialty vehicles with significant mechanical and electrical complexities. Therefore, a one-size-fit-all design would likely fail in the face of the high degree of customization required. We have innovated in this space to create a vehicle class and application agnostic design enabled by modular software and hardware design. With a software-enabled platform and integration capabilities, we can bring vehicles across the class and application types to market faster and at a lower cost than our peers.

Phoenix has been developing medium-duty EVs since 2010 and delivered our first customer vehicle in 2014, establishing itself as a pioneer in commercial electric vehicles. Over the last six years we have developed and deployed for customers all-electric shuttle buses, utility trucks, service trucks, cargo trucks and flatbed trucks and combined these vehicles have accumulated over 3 million zero-emission miles. This differentiates us in the market where most commercial EV manufacturers are still in the prototype phase. We have gained significant experience and learnt from all the data gathered from the early deployments, translating these into design enhancements and innovations in our Gen-2 and Gen-3 drivetrain systems. As of December 31, 2021, we have deployed 104 Class 3 and 4 EVs, generating approximately $20 million in vehicle revenue since 2014, and our Gen-3 drivetrain offers a segment-leading battery warranty at 5 years / 150,000 miles and four different battery pack sizes, enabling customers to prioritize between payload, range and cost constraints. The commercial EV market has been in its early stages, and, since inception, the industry was challenged by limited market demand, high costs and investment. As demand grows and technology matures, costs of EVs are expected to reduce, while the environment for EVs becomes more conducive, with higher penetration of charging infrastructure, regulatory requirements, industry momentum and technology cost inflection points, in particular for on-board energy storage. By taking advantage of our proprietary technology, experience and expertise, EV demand boosted by government incentives, grants and regulations, and our strong relationships with dealers such as Creative Bus Sales and Forest River, we believe we are well positioned to address the commercial market opportunities.

Our Strategy

Strategies for EV business

We intend to be a leading designer, developer and manufacturer of electric vehicles and electric vehicle technologies. Key elements of our strategy include:

●	Develop a purpose-built, ground-up, zero-emission, medium-duty EF-1 platform. As part of our future product development, we plan to develop a purpose-built, ground-up, zero-emission, medium-duty EF-1 platform that will address the market opportunities by incorporating various technological innovations and applying advanced design approaches. This product line will be designed to be a world leader from both performance and cost perspective.
●	Capitalize on increasing regulatory and customer demands for commercial emission free vehicles. We believe the commercial EV space is at a significant inflection point driven by multiple tailwinds including regulations, corporate mandates and state as well as federal grants. The growing supply chain maturity is also significantly increasing the economic attractiveness of EVs when compared with internal combustion vehicles. We have already capitalized on these trends for over a decade and will continue to aggressively pursue demand for increased EV adoption.
●	Acquire new customers. By leveraging our strategic partners including Forest River and Creative Bus Sales, we will continue to win new customers and expand into new markets. In addition, despite a relatively small sales staff, we have been able to generate strong revenue growth and a large pipeline of customers. We also intend to bolster our sales staff as we grow to help improve our pipeline and acquire new customers for our business.
●	Focus on current revenue generating business while also building for the future. Phoenix expects to leverage electric powertrain business lines, as well as our charger business line, to continue to grow our customer base and generate consistent revenue. Concurrently, Phoenix is investing in new technologies with purpose-built commercial chassis planned for introduction to the market by 2024.
●	Broaden Our Class 4 Vehicle Product Line. We believe the continued growth and development of our Class 4 vehicle model ZEUS model with our new 4th generation drive train will be critical to our ability to capitalize on the electric vehicle market opportunity. We are currently executing a detailed plan to improve the design, engineering and component sourcing for the Class 4 product line and obtain the equipment to support its production.
●	Increase Manufacturing Capacity and Develop Integrated Engineering and Manufacturing Capabilities. We have relocated to a new plant with greater production capacity and establish a substantially integrated electric vehicle manufacturing facility, allowing our design, vehicle engineering, and manufacturing teams to work alongside one another to streamline the feedback loop for rapid product enhancements and quality improvements. The engineering team is being expanded to support R&D work on the powertrain business line and development of our purpose-built ground up electric commercial vehicle platform.
●	Expand our global channel relationships. We intend to continue building partnerships to accelerate the development and production of our solutions. Phoenix Motorcars’ strategic, engineering, production and technology partners augment our internal resources, and we intend to leverage their capabilities and infrastructure to bring our solutions to market more quickly and to meet industry standards, without requiring us to invest substantial amounts of capital.
●	Leverage Industry Advancements in Battery Cells. We intend to leverage the substantial investments being made globally by battery cell manufacturers, as we have designed our powertrain technology to permit flexibility with respect to battery cell chemistry, form factor, drive time and distance, and vendor.

Strategies for EV Charging business

Creating an accessible public charging network will be essential to achieving wide-spread EV adoption. In the United States an infrastructure plan proposed in early 2021 would establish grant and incentive program to install 500,000 chargers, adding to about 100,000 existing charging points. Leading states such as California and New York offer subsidies and tax incentives and collaborate with electric utilities to promote EV deployment.

The primary focus of our EV charging strategy currently is to support our customers who are purchasing Zeus EV’s for their fleets. As a customer purchases a vehicle, we support their charging needs by offering them chargers for their facilities. We anticipate driving future revenues from our fleet customers by offering the following services:

●	Charging Analytics: Through partnerships with fleet software providers, we will be able to collect and offer to our customers real time data from our charging stations that are powering fleet vehicles. This data is crucial in understanding the driving habits and vehicle performance, and most importantly, understanding charging times to improve charging habits and strategies. Having the ability to manage charging times and load balancing via a software platform will also allow fleet managers to better mitigate costs when charging their vehicles.
●	Energy-as-a service: As fleet vehicle sales continue to grow, we expect that, in certain instances, our customers would need to rely on chargers that are deployed in public locations. We expect to build upon our wealth of experience within the EV infrastructure industry to develop programs with other industry participants, so that we can offer our clients better pricing at public charging stations that are operated by other companies, when they need to rely on public charging stations.
●	Charging-as-a-service (ChaaS): As part of our ability to offer a charging station solution to our customers, we are developing and intend to implement our ChaaS offering. Our ChaaS offerings will provide a unique value-added proposition for our fleet customers, in which we manage the entire process of procuring, installing, operating and maintaining the charging equipment for our customers.

We will continue to develop a number of different pricing models for our customers, which will include outright ownership of all infrastructure, financing options, and operating and management services.

●	Own / Operate — We will evaluate on a project-by-project basis, deploying our own capital to either create fleet hubs or to own and operate chargers with our host partners when warranted. This will further benefit our existing clients with additional charging options, as well as to develop and capture charging revenues from public users. Capital discipline is crucial in driving this type of opportunity, and based upon the financial analysis and payback time, we will pursue opportunities where we believe there is a positive Return On Investment (“ROI”).

As part of our ongoing strategy for our fleet customers, our focus will be these key areas:

●	Customer service
●	Proper capital deployment
●	Growing our product offerings to satisfy any and all needs for our customers (e.g. new vendors)

●	Providing the most relevant data points to our customers so they can take advantage of what the data tells them (analytics, on both vehicle and charging infrastructure side).
●	Continuing to develop new revenue opportunities for our customers that they may not have taken advantage of (e.g., managing the reporting and monetization of Low Carbon Fuel Standard (“LCFS”) credits for customers
●	Assisting customers in pursuing public grants, subsidies, and incentives, to reduce capital expenditure.

We will continue to pursue public grants, subsidies, and incentives to help reduce capital expenditures when we deploy our own capital to own and operate charging station assets. As we are technology agnostic, we are able to offer a variety of different products from different equipment manufacturers, as needs will vary from one customer to another. At the same time, we expect to select from various application service providers that offer dedicated management tools to collect and analyze data and monitor all chargers that we sell and deploy. Leveraging our in-depth knowledge of the industry will allow us to provide the best customer experience, both for those we sell charging stations to, as well as the EV drivers who use those chargers that are deployed.

Phoenix Zero-Emission Commercial Product Line

As the short-haul, commercial transportation sector adopts towards zero-emission solutions, we believe there will be a need to offer tailored solutions that meet the needs of each customer.

We sell our products both fully integrated into complete vehicles and in kit form to other partners for integration in the same vehicle platforms. For example, we sell to our shuttle partner/dealer electric drive system kits that are integrated into the E-450 based shuttle buses sold by them. The integration can be completed either at Phoenix manufacturing facilities or as part of the customer’s manufacturing process. We are currently selling our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any Class 4 product on the market, offering up to 160 miles in range. Our current generation drivetrain allows for a variety of battery pack options which offer customers flexibility on pricing and configuration. Our latest technology also offers the largest variety of cutaway bodies including service trucks, utility trucks, flatbed trucks, cargo trucks, walk-in vans, shuttle buses, and school buses. In addition to engineering and final stage assembly of our electric drivetrain, Phoenix serves as a one-stop shop for companies or agencies looking to electrify their fleets. In advance of sales, we assist customers in analyzing their fleets’ routes for suitability for EV adoption, vehicle type, and battery pack size (range vs. payload and costs). Route analysis also encompasses charger requirements, including location, and we provide site reviews and infrastructure installation support to customers. In addition, we offer leasing services to our customers, as well as assistance in identifying federal and state incentives for fleet electrification. While providing limited warranties for the parts and components of the vehicles we sell, we offer a full range of after-sale customer support over the vehicles’ lifespans, with our all-inclusive monthly service packages covering substantially all the maintenance needs.

We have developed a portfolio of proprietary technologies that are embedded and integrated in our EV zero-emission vehicles.

Z400 All-Electric Shuttle Bus

Z500 All-Electric Shuttle Bus

Z600 All-Electric Type A School Bus

Electric Drive System Kits

We develop proprietary electric drive systems for integration into Ford E-Series commercial vehicles. We sell our products both fully integrated into complete vehicles and in kit form to other partners for integration in the same vehicle platforms. For example, we sell to our shuttle partner/dealer electric drive system kits that are integrated into the E-450 based shuttle buses sold by them. The integration can be completed either at Phoenix manufacturing facilities or as part of the customer’s manufacturing process. We are currently in production of our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any class 4 product on the market, offering up to 160 miles in range. Our current generation drivetrain allows for a variety of battery pack options which offer customers flexibility on pricing and configuration.

EF-1 Class 2 Pickup Truck and Delivery Van

We have contracted with a global leading and recognized design company, Icona Design (“Icona”), to collaboratively develop concept level EF1-T e-pickup truck, first of our all-electric class 2 pickup truck and delivery/utility van vehicle line that will be on our roadmap for development with key partners. Icona delivered a prototype of this concept vehicle to us in September, 2021. The vehicle concept offers various distinct features including solar roof, interior solar mosaic, and retractable solar panels for the pickup bed cover. The light-duty concept is intended to be a platform based solution that will facilitate different versions and applications of the product built off of this platform including the pickup truck model, delivery van and other possible options based on market demand. The concept products were debuted at the Los Angeles Auto Show in November 2021 where show-cars for both the EF-1 pickup truck and EF-1 V delivery van were unveiled to the public. We are targeting the global market for this product line and will work with key partners on the design, development, manufacture and launch of this product line.

EdisonFuture Concept EF-1 T Truck

EdisonFuture Concept EF-1 V Van

EV Charging

We currently sell both L2 and DCFC solutions to its existing fleet customers at the point of sale for any of our fleet vehicles. As we expand our product offerings, we will be offering charging products for the residential and multi-family markets, in both networked and non-networked configurations. In most cases, Level 2 charging will be the focal point for the residential and multi-family markets, but we are able to offer DCFC, as well. The other market we will focus on is the commercial/public market, where we will offer both Level 2 and DC fast charging solutions, with both networked and non-networked offerings.

Forklifts:

Currently we offer Class 1all-electric lithium-ion forklifts with 4,000 lbs. 5,000 lbs. and 7,700 lbs. capacity, as well as three different models of pallet jacks aimed at different operation intensity applications.

Phoenix Motorcars All-Electric Lithium-Ion Forklifts

Competition

Competition in the light and medium-duty truck industry is intense, as new regulatory requirements for vehicle emissions, technological advances, and shifting customer demands are pushing the industry towards zero-emission solutions. Notable regulations include California Air Resources Board’s Zero Emission Airport Shuttle regulation requiring airport shuttles at 13 major airports in California to switch to zero emission by 2035, the Innovate Clean Transit Rule requiring all transit buses to be zero emissions by 2040 and the Advanced Clean Truck Rule mandating 30 – 50 percent of new truck sales in the State to be electric by 2030. Following the Advanced Clean Truck Rule, 15 US states and the District of Columbia announced a joint memorandum of understanding (MOU) to advance the market for electric medium- and heavy-duty vehicles (MHDV) to ensure that 100% of all new medium- and heavy-duty vehicle sales be zero emission vehicles by 2050 with an interim target of 30% zero-emission vehicle sales by 2030.

We believe the primary competitive factors in the light and medium duty market include, but are not limited to:

●	total cost of ownership (TCO);
●	product performance and uptime;
●	availability of charging or re-fueling network;
●	emissions profile;
●	vehicle quality, reliability and safety;
●	technological innovation;
●	improved drivability through reduced noise, clean operation and smoother acceleration.
●	ease of autonomous operation capability development; and
●	service options.

Phoenix competes with a number of commercial EV manufacturers, including those such as Lightning eMotors, GreenPower Bus, SEA Electric and Arrival. In addition to Tesla & Rivian, a number of traditional global automobile manufacturers, including Ford, General Motors, Mercedes Benz, and Nissan-Renault- Mitsubishi-Toyota, have entered the consumer EV business, and several major companies, including BYD, Ford, General Motors, Tesla and Daimler have begun entry into the commercial EV market. There are several recent entrants in the commercial market, including Lightning eMotors, Lordstown, Nikola and Workhorse. It is possible that others in the consumer EV business, or heavy-duty EV manufacturers, could expand into the medium-duty EV business and compete with Phoenix. In addition, many of the aforementioned companies, along with others, such as Volvo, BYD, Hyundai, Honda, and Fiat participate in the hybrid combined electric and gasoline powered vehicle business, which includes commercial vehicles that may compete with Phoenix.

Most of our current and potential competitors have greater financial, technical, manufacturing, marketing, and other resources than we do. They may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing and support of their electric truck programs. Additionally, those competitors have greater name recognition, larger sales forces, broader customer and industry relationships, and other resources than we do.

Sales and Marketing

We sell our vehicles to fleet customers directly and through our strategic relationships with premier commercial vehicle companies, including Creative Bus Sales (“Creative”), the largest bus dealer in the United States, with 18 physical locations, a 75-person sales team and more than 200 service and support staff and through Forest River, a Berkshire Hathaway company. Phoenix leverages Creative’s national sales footprint in selling and servicing its vehicles. Forest River, one of the nation’s largest manufacturers of commercial vehicles, serves as a source of vehicles for Phoenix and we believe could become a partner in assembling EVs.

Our EV charging business has been centered around supporting the companies base of fleet vehicle customers. As part of the company sales process for its Electric Vehicles, we offer a variety of different DC fast chargers and L2 products, to support our customers charging needs. The company will continue to add equipment manufacturers and software partners to our offerings for our customers. As we are currently technology agnostic, we are perfectly positioned to offer our fleet customers the best solution for their specific needs, both from a hardware and software standpoint. The company intends on offering charging solutions for the residential, commercial, and fleet vehicle markets.

We are extending our expertise in the sale and service of lithium-ion powered vehicles to all-electric lithium-ion forklifts and material handling solutions. In addition to offering these products to the commercial vehicle fleet customers, we are offering these solutions to a range of new customer segments including warehouses, distribution centers and manufacturing facilities. The lithium-ion forklifts offer superior total cost of ownership, with rapid charging capability and longer run time from the higher density batteries. In addition to the forklifts with capacities ranging from 4,000 lbs. – 7,700 lbs. and the three different pallet trucks, the company will further expand its zero-emission material handling portfolio to cater the growing demand zero-emission and automated warehousing solutions.

Customers and Backlog

Phoenix targets fleet customers with established sustainability goals, as well as fleets operating along dedicated routes that are located in regions offering strong incentives for using zero-emission vehicles to transport people and products. Current customers for our ZEUS line of shuttle buses and Class 4 trucks include companies such as major airports, airport shuttle operators, hotel chains, seaports, universities, municipalities, and large corporations.

As of August 31, 2022, our backlog of approximately 87 orders consists of 44 vehicles and 43 electric drive system kits. The order backlog represents $14.4 million of revenue, consisting of $9.3 million for vehicles and $5.1 million for electric drive systems.

Suppliers

With the emerging state of our market and products, our strategy is to remain as flexible as possible with our supply chain to ensure we can have maximum flexibility to adopt the most cost effective and technically advanced products as possible to support our applications. We currently purchase our key components from the following suppliers for our current line of products:

Phoenix has a long-term contract with its current battery supplier, offering pricing guarantees through 2022 based on volume commitments.

We currently have no other long-term supply contracts that guarantee pricing on key components including base chassis and drivetrain components (excluding batteries), exposing us to risks of increases in prices of the raw materials, parts, and components, and equipment used in EV production. Substantial increases in such prices would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results.

Manufacturing and Production

U.S. Production Facility

We previously carried out the production of our EV shuttle buses and trucks from the 401 S. Doubleday Ave, Ontario, California (the “Ontario Facility”) manufacturing facility since 2014. In August 2021, we moved to a newly leased facility at 1500 Lakeview Loop, Anaheim, California (the “Anaheim Facility”). The Anaheim Facility is leased by us at a rent of $0.4 million per year and comprises 39,043 square feet of space consisting of 21,000 square feet of manufacturing floor and 18,043 square feet of office space. Our Anaheim Facility will allow us design, build, and test prototype vehicles and components in-house. The lease on Anaheim Facility expires in March 2027.

Our Anaheim Facility will allow us to produce up to 120 units a year, with one manufacturing shift and 240 units a year with two shifts per day.

Research and Development

Our research and development activities take place out of our headquarters facility in Anaheim, California and at our development partners’ facilities located around the world. Our research and development projects include the following:

●	Gen 4 drivetrain: We have started the development work on our next generation electric drivetrain (“Gen 4”). In Gen 4, we plan to incorporate the latest technology developments in electric drive systems (e.g. E-axles, advanced charging protocols, etc.) and engineering repackaging that will enable Phoenix to diversify components sourcing, particularly for key items like high voltage batteries, as well as reduce BOM costs.
●	Ground-up Platform: We started the design development of our purpose built Ground-up Platform in the second half of 2021. Targeting electric chassis for the mid-size commercial vehicle markets and strongly supported by our sales and supply chain partners such as Forest River and Creative Bus Sales, this Ground-up Platform will allow us to be independent of other chassis providers and customize our product offering (chassis and drive system) to meet customer and fleet requirements, and substantially increase our gross and net margins and accelerate achieving our goals towards enhanced profitability.
●	This new vehicle will be FMVSS- and NHTSA-compliant and, we believe, significantly improve efficiencies, reduce cost, and enable operational improvements for fleet operators. The next- generation platform will be built by combining structural and design innovations, modular and interchangeable battery systems and fuel cell range extenders to significantly reduce the standard battery capacity required, learning-based energy-efficient automated driving and power management, as well as utilize various software and data mapping solutions to enable route and fleet optimization. A key goal of this development is to demonstrate a zero-emission medium- duty vehicles that offers significantly lower total cost of ownership while enabling measurable fleet efficiency improvements through vehicle design, powertrain, energy management and real-time intelligent route and driving optimization solutions.
●	The key technical track and components of the new project will be:
●	Purpose-Built Medium-Duty EV Chassis Design and Development
●	Modular and on-demand Energy Unit Sharing System including batteries and Fuel Cell Range Extenders
●	Learning-based Energy-efficient Automated Driving and Power Management

●	Truck-level Eco-routing for Optimal Delivery Efficiency
●	Fleet-level Management and Optimization
●	Shared Automated Charging Infrastructure
●	Benefits of the Ground-up Platform would include:
●	Low Floor and ADA capability for shuttle bus variants
●	Utilizing latest in battery technology to maximize range and payload and reduce costs
●	Cost competitiveness with ICE vehicles, thereby reducing dependencies on incentives and subsidies
●	Modular chassis configuration ranging from class 3-6 as well as modular battery sizes
●	Fuel Cell Range extender option
●	E-pickup truck: In partnership with Icona Design, a world-leading automotive design company, we are at an advanced stage of developing our EF1-T e-pickup truck (“e-pickup truck”), our first in a line of all-electric pickup trucks and last-mile delivery vans incorporating our vision for sustainable transportation with focus on energy efficiency and innovative designs. We’re also actively pursuing various opportunities with potential engineering, supply chain and production partners to tap the synergies of our common development capabilities, platforms and technologies.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. We protect our intellectual property rights, both in the U.S. and abroad, through a combination of patent, trademark, copyright and trade secret protection, as well as confidentiality and invention assignment agreements with our employees and consultants. We seek to control access to, and distribution of, our proprietary information through non-disclosure agreements with our vendors and business partners. Unpatented research, development, know-how, and engineering skills make a vital contribution to our business, and we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.

PATENTS

●	On May 13, 2021, the Company filed a design application with the U.S. Patent Office for the design of a certain vehicle. The application was assigned U.S. Serial No. 29/783,529. A “design patent” protects an article’s ornamental appearance (35 U.S.C. 171), while a “utility patent” protects the way an article is used and works (35 U.S.C. 101). The ornamental appearance of an article includes its shape/ configuration or surface ornamentation upon the article, or both.
●	On May 19, 2021, the Company filed a trademark application for EdisonFuture in the class of goods and services of motor vehicles. The mark was assigned an application number 90721679. The mark consists of standard character mark and logo for “EdisonFuture.” On May 21, 2021, we filed a trademark application for EdisonFuture in the class of goods and services of motor vehicles. The mark was assigned an application number 90727325. The mark consists of single word “EdisonFuture” in stylized font with the letter E of Edison capitalized and the letter F of Future capitalized and all other letters in small font.
●	On August 17, 2021, the Company filed a design application with the U.S. Patent Office for the design of Retractable Solar Roof for a Motor Vehicle. The application was assigned U.S. Serial No. 29/804,007. A “design patent” protects an article’s ornamental appearance (35 U.S.C. 171), while a “utility patent” protects the way an article is used and works (35 U.S.C. 101). The ornamental appearance of an article includes its shape/configuration or surface ornamentation upon the article, or both.
●	On November 12, 2021, the Company filed a design application with the European Union Intellectual Property Office (EUIPO) for the design of Pick-up Truck, with the European Union Design Application No. 008757488-0001 and

Registration No. 008757488-0001 under the Title: Motor Trucks (As Amended by the EUIPO). Claiming Priority to U.S. Design Application No. 29/783,318 Filed May 12, 2021.
●	On November 12, 2021, the Company filed a design application with the European Union Intellectual Property Office (EUIPO) for the design of Van with the European Union Design Application No. 008756067-0001 and Registration No. 008756067-0001 under the Title: Vans. Claiming Priority to U.S. Design Application No. 29/783,529, Filed May 13, 2021.
●	On November 12, 2021, the Company filed a design application with the European Union Intellectual Property Office (EUIPO) for the design of Retractable Solar Roof for a Motor Vehicle, with the European Union Design Application No. 008756084-0001 and Registration No. 008756084-0001 under the Title: Vehicle Roofs (As Amended by the EUIPO). Claiming Priority to U.S. Design Application No. 29/804,007 Filed August 17, 2021
●	On March 30, 2022, the Company filed an invention patent with United States Patent and Trademark Office for the Tablet Support Mount for Connection to Motor Vehicle Console with Application No. 63324448 and Serial No. 63/324,448.

PENDING PATENT APPLICATIONS

●	3D Real-time Vehicle Motion Scene Display with Associated Intelligent Collision Imminent Warning Telltale

Providing warning signals for imminent collision based on 4D Radar Return, Object Trajectory Prediction, Real-time Path Planning, and Generic On-board Map

●	Connectivity means connecting tablets to a motored vehicle

This invention addresses the console display hardware and software obsoletion issue by providing a means for connecting a tablet, such as an Apply iPad or Android tablet, to a motored vehicle structurally and electronically as an alternative to the console display as the onboard human-machine interface

●	Dynamic HD Map Generation and Ego Vehicle Localization
●	Extrinsic Sensor Suite Calibration and Vehicle Sensor Systems Self Health Check
●	A Blockchain Consensus Mechanism in Distributed Solar-Powered EV Network

A clean-energy management system for a distributed solar-powered electric vehicle ecosystem includes a blockchain consensus mechanism, by which nodes within the ecosystem are rewarded with tokens based on the renewable energy produced, consumed, stored, transmitted, shared and/or other use profiles.

Service and Maintenance

A key requirement for our fleet customers is knowing there is an available service infrastructure for the maintenance and repair of our vehicles. We have a service facility for our customers in southern California. Phoenix also has a strong network of third party providers, including Creative Bus Sales, who provide several levels of service depending on the complexity and type of maintenance required.

Phoenix’s service and maintenance of its vehicles include the following:

●	Electric vehicles have a system of sensors and controls that allow for precise monitoring of the vehicle and component operation performance. We use this data to provide smart predictive maintenance, which will decrease downtime and costs by identifying a potential problem before it results in a breakdown.
●	In cases where a customer has its own maintenance infrastructure, we identify and provide procedures for items that can be maintained at its shop. This may include procedures such as tire changes, wiper and windshield repair and brake servicing.

In cases where the customer does not have a maintenance infrastructure or for more complex items, Phoenix outsources maintenance and warranty work. Customers will have access to an already established network of service centers and a network of service providers, and we plan to deploy a mobile service model.

Employees

As of October 31, 2022, we had 63 full-time employees based primarily in the greater Anaheim, California area. A majority of our employees are engaged in manufacturing functions. Our targeted hires typically have significant experience working for well-respected original equipment manufacturers, automotive engineering firms and software companies. To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Government Regulation

We operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are subject govern, among others, water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; the protection of the environment, natural resources and endangered species; and the remediation of environmental contamination. We have been required to obtain and comply with the terms and conditions of multiple environmental permits, many of which are difficult and costly to obtain and could be subject to legal challenges. Compliance with such laws and regulations at an international, regional, national, provincial and local level is an important aspect of our ability to continue our operations.

Environmental standards applicable to Phoenix are established by the laws and regulations of the state and countries in which Phoenix operates, standards adopted by regulatory agencies and the permits and licenses. Each of these sources is subject to periodic modifications and increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties, and possibly orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Vehicle Safety and Testing Regulation

Our vehicles are subject to, and comply with, numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), including applicable U.S. federal motor vehicle safety standards (“FMVSS”). As a manufacturer, we must self-certify that the vehicles meet or are exempt from all applicable FMVSSs before a vehicle can be imported into or sold in the U.S.

There are numerous FMVSSs that apply to our vehicles. Examples of these requirements include:

●	Electric Vehicle Safety — limitations on electrolyte spillage, battery retention, and avoidance of electric shock following specified crash tests;
●	Crash Tests for High-Voltage System Integrity — preventing electric shock from high voltage systems and fires that result from fuel spillage during and after motor vehicle crashes.

In addition to the FMVSS rules, Phoenix designs our vehicles to meet the Federal Motor Carrier Safety Regulations of the Federal Motor Carrier Safety Administration, which prescribes requirements for bus and truck fleet owners. These include standards defrosting, and defogging systems, and speedometers, such as steps and handholds.

We are also required to comply with other NHTSA requirements and federal laws administered by NHTSA, including early warning reporting requirements regarding warranty claims, field reports, death and injury reports, foreign recalls, and owner’s manual requirements.

Altoona Testing

Under the Surface Transportation and Uniform Relocation Assistance Act of 1987 (“STURAA”), federal funding of acquisition of a new model bus is unavailable unless a bus of that model has been tested for safety, structural integrity, durability, performance, maintainability, noise, and fuel economy. Testing is conducted at the Larson Transportation Institute’s Bus Research and Testing Center, in Altoona, Pennsylvania established for that purpose.

Vehicles that are built to Buy America compliant standards and have passed the Altoona test are eligible for FTA funding of up to 80% of the capital cost of a transit vehicle. Our new E-300 Shuttle Bus is scheduled for the Altoona testing in the first quarter of 2022; testing will last between three and six months. Failure to complete testing in this timeframe would materially adversely affect order fulfillment, as well as future sales, to customers and potential customers that require successful completion of the test program.

EPA Emissions & Certificate of Conformity

The U.S. Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board (“CARB”), concerning emissions for our vehicles. A Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards and an Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. CARB sets the California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles. There are currently four states which have adopted the California standard for heavy-duty vehicles.

The Greenhouse Gas Rule was incorporated into the Clean Air Act on August 9, 2011. Since our vehicles have zero-emissions, Phoenix is required to seek an EPA Certificate of Conformity for the Greenhouse Gas Rule, and a CARB Executive Order for the CARB Greenhouse Gas Rule. Phoenix received the CARB Executive Order for its range of all-electric shuttle buses, trucks and school bus in November 2021 and application for the Executive Order for the 2022 Model Year vehicles is in progress.

Battery Safety and Testing Regulation

In addition, our vehicles are designed to standard for electrically-propelled vehicles in vehicle operational safety specifications and connecting to an external power supply. Additionally, we are incorporating other battery system standards in our vehicles.

Some of these standards include:

●	Conductive Charging — for on-board charge electromagnetic requirements;
●	Battery Pack Enclosure Protection — degrees of protection of the electrical equipment within an enclosure from the effects due to the ingress of water; and
●	Testing Lithium-ion Traction Battery Packs and Systems — safety performance requirements during a variety of testing, like vibration, thermal cycling, overcharge, and loss of thermal control.

Our battery pack conforms with mandatory regulations governing the transport of “dangerous goods,” which includes lithium-ion batteries that may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the United Nations Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The regulations vary by mode of transportation when these items are shipped by ocean vessel, rail, truck, or by air.

Our battery packs are designed to meet the compliance requirements of the UN Manual of Tests and Criteria demonstrating our ability to ship the vehicles and battery packs by any method.

These tests include:

●	Altitude simulation — simulating air transport;
●	Thermal cycling — assessing cell and battery seal integrity;
●	Vibration — simulating vibration during transport;

●	Shock — simulating possible impacts during transport;
●	External short circuit — simulating an external short circuit; and
●	Overcharge — evaluating the ability of a rechargeable battery to withstand overcharging.

The cells in our battery packs are composed mainly of lithium-ion. In addition, our battery packs include packaging for the lithium-ion cells. This packaging includes trace amounts of various hazardous chemicals whose use, storage, and disposal is regulated under federal law.

Greenhouse Gas (GHG) Credits — U.S. Environmental Protection Agency

In connection with the delivery and placement into service of our zero-emission vehicles under the Greenhouse Gas Rule, Phoenix will earn tradable credits that under current laws and regulations can be sold. Under the EPA’s Greenhouse Gas Rule, each BEV earns a credit multiplier of 4.5 for use in the calculation of emission credits. Commercial vehicle manufacturers are required to ensure they meet the nitrogen oxide emission standard for each type of vehicle produced. This emission standard continues to lower the emission requirement over time, increasing the difficulty for conventional diesel vehicles to meet the standard. Until technology catches up for commercial vehicles, manufacturers of diesel trucks will need to purchase GHG credits to cover their emission deficit. The Greenhouse Gas Rule provides the opportunity for the sale of excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. Furthermore, the regulation does not limit the number of battery-electric credits sold within the same commercial vehicle categories.

Greenhouse Gas Credits — California Air Resources Board

California also has a greenhouse gas emissions standard which follows very closely to the EPA Greenhouse Gas Emissions Standard. The delivery and placement into service of our zero-emission vehicles in California under the Greenhouse Gas Rule will earn Phoenix tradable credits that can be sold. Under CARB greenhouse gas regulations, each BEV will also earn a credit multiplier of 4.5 for use in the calculation of emission credits. Commercial vehicle manufacturers are required to ensure they meet the nitrogen oxide emission standard for each type of vehicle produced. This emission standard continues to lower the emission requirement over time, increasing the difficulty for conventional diesel vehicles to meet the standard.

Until technology catches up for commercial vehicles, manufacturers of diesel buses and trucks will need to purchase GHG credits to cover their emission deficit. The California timeline for reaching very low GHG emissions is more aggressive than the EPA. Commercial vehicle manufacturers will look to cover their emission deficits first for California. The Greenhouse Gas Rule provides an opportunity for the sale of excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. Furthermore, the regulation does not limit the number of battery-electric credits sold within the same commercial vehicle categories.

Legal Proceedings

From time to time, we may become involved in additional legal proceedings arising in the ordinary course of our business. We are currently not a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

●	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes — Oxley Act of 2002 (the “Sarbanes — Oxley Act”);

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or
●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

●	our reporting $1.07 billion or more in annual gross revenues;
●	our issuance, in a three-year period, of more than $1 billion in non-convertible debt;
●	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and
●	the end of five fiscal years after our IPO.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this prospectus.

Name	Age	Position
Xiaofeng Denton Peng	46	Director, Chairman of the Board
Liang Lance Zhou	54	Director, Chief Executive Officer
Tarek Helou	40	Chief Operating Officer
Wenbing Chris Wang	50	Chief Financial Officer
Jose Paul Plackal	41	Chief Marketing Officer
J. Mark Hastings	58	SVP, Corporate Development and Strategy/ Head of Investor Relations
Lewis Liu	60	SVP, Program Management Office and Business Development
Edmund Shen	62	VP, Product Management and Supply Chain
HoongKhoeng Cheong	56	Director
John F. Perkowski	73	Independent Director
Steven E. Stivers	56	Independent Director
Sam Van	43	Independent Director
Zhenxing Fu	60	Independent Director

Mr. Xiaofeng Denton Peng has served as our Chairman of the board of directors since December 2020. Mr. Peng has served as a director and the executive chairman of the board of directors of SPI Energy Co., Ltd., our parent company, since January 10, 2011 and as the chief executive officer of SPI Energy Co. Ltd. since March 25, 2016. Mr. Peng founded LDK Solar Co., Ltd., or LDK, in July 2005 and is LDK’s chairman of the board and chief executive officer. Prior to founding LDK, Mr. Peng founded Suzhou Liouxin Co., Ltd., or Suzhou Liouxin, in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School with a diploma in international business in 1993 and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.

Dr. Liang Lance Zhou has served as our Director and Chief Executive Officer since March 2022. Most recently, Dr. Zhou was Chief Executive Officer of Karma Automotive from January 2018 to February 2022. Dr. Zhou was Chief Executive Officer and President of Beijing Foton-Daimler Automotive from July 2015 to January 2018, while serving as Level 1Vice President of Daimler AG Global (“Daimler”) and Senior Director of Daimler Greater China Ltd., the Chinese operating division of Mercedes-Benz Group from April 2014 to January 2018. Prior to joining Daimler, Dr. Zhou was General Manager of NAVECO Co., Ltd., a joint venture of Iveco of Fiat and Nanjing Auto, and served on its board of directors from March 2007 to April 2014. From 2005 to 2007, Dr. Zhou was Vice President and General Manager of the International Business Unit of Beiqi Foton Motor Co., Ltd (“Foton”), a subsidiary of BAIC Group. From 2003 to 2005, Dr. Zhou was General Manager of the Heavy-Duty Vehicle Company of Foton and General Manager of the Marketing and Commercial Company of Foton. Dr. Zhou began his career as an engineer, progressed into sales and marketing, and then into general management, offering deep OEM experience across the full value chain and strong track record of developing new business and driving growth. Dr. Zhou earned Bachelor’s and Master’s degrees in Engineering from Northwestern Polytechnical University, and a PhD from Nanjing University of Science and Technology.

Mr. Tarek Helou has served as our Chief Operating Officer since December 2020. Mr. Helou served as Chief Operating Officer of Phoenix Motorcars from August 2019 to December 2020. Prior to that, Mr. Helou oversaw the Sales Division of the company as VP of Sales from August 2016 to August 2019. He joined Phoenix Motorcars as Director of Sales in February 2014. Mr. Helou worked for TD Bank in Toronto, Canada in its corporate banking head office in Treasury, Capital Markets and Marketing from 2011 to 2014. From 2003 to 2011, Mr. Helou started his career at Bombardier Aerospace with increasing responsibilities as Avionics and Telecommunication Engineer, Integrations team lead and Product Planning Manager. Mr. Helou has an Electrical Engineering Degree from McGill University and a Master’s in Business Administration from HEC — Montreal.

Mr. Wenbing Chris Wang has served as our Chief Financial Officer since June 2021. Mr. Wang was the senior vice president of finance of our parent company SPI Energy Co., Ltd (Nasdaq: SPI) and interim CFO of Phoenix Motorcars from November 2020 to June 2021. Prior to joining SPI, Mr. Wang served as Chief Executive Officer of Redwood Group International, a Hong Kong-based merchant bank focused on Greater- China growth and venture opportunities, from February 2017 to November 2020, and a partner with SAIF Xinhuihuang Asset Management Co., Ltd. from December 2018 to March 2020. Prior to that, Mr. Wang served as

President of Fushi Copperweld, Inc. (previously NasdaqGS: FSIN) from 2009 to 2016 and its Chief Financial Officer from 2005 to 2010. At Fushi Copperweld, Mr. Wang led the company’s public listing on the Nasdaq and the acquisition of Copperweld Bimetallics in 2007, $290 million in total equity and debt financing from 2005 to 2012, and its $345 million privatization transaction in 2012. Prior to that, Mr. Wang worked for Cornerstone China Opportunities Fund, Redwood Capital, Credit Suisse, VCChina from 2001 to 2005 with progressive responsibilities. Mr. Wang obtained a BSc from the University of Science and Technology Beijing and an MBA degree in Finance and Corporate Accounting from the University of Rochester. Mr. Wang is currently a board member of IT Tech Packaging, Inc. (Nasdaq/Amex: ITP) and Dragon Victory International Ltd (Nasdaq: LYL), starting from October 2009 and December 2017 respectively.

Mr. Jose Paul Plackal has served as our Chief Marketing Officer since December 2020. Prior to that, Mr. Paul served as Vice President of Business Development of Phoenix Motorcars from November 2020 to December 2020 and oversaw Phoenix Motorcars’ Business Development and Marketing functions from August 2016 to November 2020 as an employee of its previous parent company from which SPI Energy acquired Phoenix Motorcars. Prior to that Mr. Paul served FedEx Express, Dubai from November 2009 to June 2014 holding various positions including Business Planning Advisor, Senior Regional Analyst as the Brand Advisor for the MEIA region from December 2012 to June 2014. Mr. Paul served Frost & Sullivan from June 2005 to Sep 2009 in the Automotive & Transportation division, most recently as Consulting Manager — Middle East and North Africa region from June 2008 to September 2009. Mr. Paul also served TNS Global, India as Senior Research Executive from September 2004 to June 2005 and at Feedback Business Consulting as Senior Research Executive from December 2002 to September 2004. Mr. Paul has a Bachelors in Computer Science, Mathematics and Statistics from Christ College, Bangalore University, respectively, and a Master in Business Administration from the School of Management Studies, Cochin University of Science and Technology.

J. Mark Hastings has served as our SVP of Strategy and Corporate Development and Head of Investor Relations since August 2022. Prior to that, Mr. Hastings served as Vice President of Finance and Insurance and Head of Rodo Insurance Agency at Rodo Inc. where, as a Leadership Team Member, he established and headed its online fintech department and founded and served as head of Rodo Insurance Agency. From 2019 to 2021, Mr. Hastings was Finance Manager at Lexus of Mt Kisco in Mount Kisco, NY. From 2013 to 2018, Mr. Hastings served as Principal, Portfolio Manager/ Analyst and Head of Investor Relations at Geosphere Capital Management in New York, NY. From 2010 to 2013, Mr. Hastings served as Portfolio Manager/ Trader, Operations Manager and Head of Investor Relations at Saugatuck Energy in Southport, CT. From 2005 to 2007, Mr. Hastings was a Research Analyst at S.A.C. Capital Advisors (now Point72 Asset Management) in Stamford, CT. Prior to that, Mr. Hastings was a Director of Global Energy Sell Side Equity Research at Deutsche Bank Securities in New York, NY from 2000 to 2003. From 1994 to 1999, Mr. Hastings was a Vice President/Senior Industry Analyst of Sell Side Equity Research at Merrill Lynch & Co. Mr. Hastings started his career as Associate Staff Auditor/Senior Auditor at Exxon Corporation from 1991 to 1994. Mr. Hastings received a Bachelor of Arts degree in Economics from University of Virginia and graduated Summa Cum Laude from University of Tennessee with a Master of Business Administration degree in Finance.

Mr. Lewis Liu has served as our SVP of Program Management Office/Business Development since August 2022. Prior to that, Mr. Liu served as Vice President of Business Development & Strategy/ Corporate Process Executive/ Quality Task Force Lead at Karma Automotive from January 2019 to April 2022. From April 2018 to December 2018, Mr. Liu was Enterprise Cost Reduction Program Lead as a founding team member of Aikar, a Torrance, CA based electric vehicle technology startup. From April 2016 to January 2018, Mr. Liu served as Head of Strategic Partnership & Business Development as well as Head of Global Charging Business at Faraday Future Inc. From October 2010 to April 2016, Mr. Liu served as Managing Director (Partner) of KPMG Advisory (China) Ltd., where he built and led KPMG’s automotive advisory practice in its Beijing office. From April 2005 to September 2010, Mr. Liu was Executive Vice President at Ascension Capital. Prior to that, Mr. Liu served as General Manager/ Plant Manager/ Head of East Asia Supply Chain for Phillips Lighting Electronics (Asia Pacific) from January 2001 to April 2005. From February 1992 to December 2000, Mr. Liu worked for Phillips Lighting Electronics in various capacities as SAP Project Director, Global IT Director, Application Systems Manager and MIS Manager. Mr. Liu received his Bachelor’s degree in Computer Science from Beijing Polytechnic University, a Master of Science degree in Artificial Intelligence from University of Mississippi, and an Master of Business Administration degree in Finance from University of Chicago. Mr. Liu also completed an Executive Program in Global Supply Chain Management at Northwestern University in Chicago.

Mr. Edmund Shen has served as our Vice President of Product Management and Supply Chain since January 2021. Prior to that, Mr. Shen was one of the earliest founding members of SERES EV as the company’s head of Product and Sr. Director of Global Supply Chain Development & Management, and Sr. Director of Product Marketing. He led the product development and launch programs for SF-5 and SF-7 EVs. Prior to that, Mr. Shen worked in Tesla when the company was still as small startup in 2009. He was interviewed and hired by Elon Musk as an early Tesla employee. During his seven years at Tesla, he led many key projects of Tesla EV product development and global launch programs, contributing to Tesla’s Roadster, Model S, Model X, Model 3,

Powerwall, and Powerpack programs, as well as OEM programs for Mercedes Benz B-Class EV, and Toyota Rav 4 EV programs. Previously, Mr. Shen held product manager, new product development program leader, marketing manager, electrical engineer, and systems engineer roles at leading global semiconductor companies, including Applied Materials, Lam Research, and KLA. As a Silicon Valley professional, Edmund has a proven track record specializing in leading new product development and new technology startups with experience taking products from concept to market launch, with limited resources and in fast-paced environments. He intuitively sees the threads of opportunity that wind through a market, brings them together into a coherent whole, and drives technology, productization, and business advantages.

Mr. HoongKhoeng Cheong has served as our director since December 2020. Mr. Cheong has served as chief operating officer of SPI Energy Co., Ltd. since May 2014. Mr. Cheong has more than 20 years of engineering and operation experience in the solar and electronics industries. He served in various management positions in LDK from 2011 to 2014 and he was appointed as the chairman of the Management Board and chief executive officer of Sunways AG, a publicly-listed company in Germany. He previously served as our general manager from 2007 to 2011 and was responsible for PV system design and development as well as the manufacturing of key components for PV modules and racking systems before joining LDK. Prior to joining the solar industry in 2007, Mr. Cheong spent 16 years in the electronics industry responsible for engineering development and manufacturing of liquid crystal display products and he served as the Vice President of Engineering of an affiliate of Flextronics International Ltd. Mr. Cheong holds a Bachelor of Science degree in mechanical engineering from the University of Louisiana and obtained his Master of Science in computer integrated manufacturing from Nanyang Technology University, Singapore in 1997.

Mr. John F. Perkowski has served as our director since June 8, 2022. Mr. Perkowski is the founder and managing partner of JFP Holdings, a merchant bank focused primarily on transactions in China. From March 2017 to May 2018, Mr. Perkowski served as the Chief Executive Officer of Green4U Technologies, Inc., a Georgia-based company that was founded to meet the growing demand for electric vehicles from taxi sleets, municipalities, military units, logistics companies and individual consumers. From 1994 through 2008, Mr. Perkowski served as the Chairman and Chief Executive Officer of ASIMCO Technologies, a supplier and manufacturer of automotive components headquartered in Beijing, China. From 1973 to 1993, Mr. Perkowski held various positions with PaineWebber. Mr. Perkowski serves on several boards of directors, including the China Advisory Council of Magna International, Inc. and Green4U Technologies, Inc. Mr. Perkowski received his Bachelor of Science degree in American Studies from Yale, and his Masters degree in Business Administration from Harvard Business School. Mr. Perkowski is qualified to serve as a director due to his experience in finance, investment banking, mergers and acquisitions and the automotive industry, including his experience in China, as well as his experience as a director of a U.S. public company.

Mr. Steven E. Stivers has served as our director since June 8, 2022. Former Congressman Stivers is a highly accomplished executive and leader in both the public and private sectors. He currently serves as the President & CEO of the Ohio Chamber of Commerce where he manages a large team and budget dedicated to building economic growth for Ohio’s future. Mr. Stivers was a Member of the U.S. House of Representatives from Ohio’s 15th district from January 2011 to May 2021, where he served on several committees and subcommittees including the House Financial Services Committee. Mr. Stivers was also Chair of the National Republican Congressional Committee from January 2017 to January 2019. Mr. Stivers was a Member of the Ohio Senate from the 15th district from January 2003 to December 2008. Mr. Stivers has been a member of the Ohio National Guard for over 30 years attaining the rank of Major General. Mr. Stivers previously spent a decade in the financial services industry at Banc One and The Ohio Company. Mr. Stivers earned a BA and MBA in business from The Ohio State University and a MA from the U.S. Army War College.

Mr. Sam Van has served as our director since June 8, 2022. Mr. Van currently serves as a Managing Director and Head of Deltec Investment Advisers Limited, where he leads the effort in U.S. and International Exchange Listing Advisory practice since 2018. In 2019, Mr. Van was entrusted by the U.S. government’s Committee on Foreign Investment in the United States (CFIUS) to serve as co-chair and trustee member to oversee the liquidation of an investment project. Previously, Mr. Van served as an Associate Principal for the Financial Industry Regulatory Authority (FINRA) in various roles from 2012 to 2017, which included Trading and Financial Compliance Examinations, Sales Practice and Financial Risk Oversight & Operational Regulation. During Van’s tenure as Director at the New York Stock Exchange (Nasdaq) from 2001 to 2011, Mr. Van was responsible for new business development, specializing in the emerging capital markets throughout Asia. Mr. Van secured more than 60 companies on the Nasdaq with total market capitalization exceeding $7 billion. Mr. Van received his BS in Finance from St. John’s University and his MBA from Cornell University.

Mr. Zhenxing Fu has served as our director since June 8, 2022. Mr. Fu is currently the Chief Technology Officer of Yudo Auto. Mr. Fu was the Chief Technology Officer of Faraday Future China and General Manager of Faraday (Shanghai) Automotive Technology Co., Ltd from June 2015 to April 2019. Mr. Fu served as Director of Power Systems at Shanghai E-Propulsion Auto Tech Co., Ltd. of SAIC Motor Chief Engineer of Roewe E50’s Power System Platform as well as Vehicle Chief Engineer of its second generation vehicle from December 2008 to June 2015. From October 2005 to December 2008, Mr. Fu worked for DaimlerChrysler Corp. as a Technical Specialist. From August 2000 to October 2005, Mr. Fu worked for Visteon Corps as a Technical Fellow/Manager. From December 1997 to August 2000, Mr. Fu worked for Ford Motor Co. as a Technical Specialist. From July 1992 to December 1997, Mr. Fu served as Senior Engineer, Senior Design Engineer and Design Engineer at Prestolite Electric Inc., Buehler Motors Inc. and Scott Fetzer Company, respectively. Mr. Fu was a PostDoc at the Electric Engineering Department of University of Kentucky from 1991 to 1992. Mr. Fu is currently a member of the United States National Research Council and Society of Automotive Engineers, and a Senior Member of Institute of Electrical and Electronics Engineers.

CORPORATE GOVERNANCE

Controlled Company

Our shares of our common stock are listed on The Nasdaq Capital Market. As EdisonFuture will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. However, we intend to follow all of the Nasdaq rules and requirements.

Director Independence

The board of directors has reviewed the independence of our directors based on the Nasdaq listing standards. Based on this review, the board of directors determined that each of John F. Perkowski, Sam Van, Steven E. Stivers and Zhenxing Fu are independent within the meaning of the Nasdaq rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our Board has established the following three standing committees: audit committee; compensation committee; and nominating and governance committee, or nominating committee. Our board of directors has adopted written charters for each of these committees. Upon completion of this offering, copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The audit committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
●	discussing with our independent registered public accounting firm the independence of its members from its management;
●	reviewing with our independent registered public accounting firm the scope and results of their audit;
●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures
●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and
●	reviewing and approving related-person transactions.

Our audit committee consists of John F. Perkowski, Sam Van and Zhenxing Fu, with Mr. Perkowski serving as the chairman. The Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors within 90 days of the date of this prospectus and all independent audit committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that John F. Perkowski, Sam Van and Zhenxing Fu meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and Nasdaq rules. Our board of directors has determined that Mr. Perkowski qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The compensation committee is responsible for, among other matters:

●	reviewing key employee compensation goals, policies, plans and programs;
●	reviewing and approving the compensation of our directors and executive officers;
●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and
●	appointing and overseeing any compensation consultants or advisors.

Our compensation committee consists of Steven E. Stivers, John F. Perkowski and Sam Van, with Mr. Stivers serving as the chairman.

Nominating Committee

The purpose of the nominating committee is to assist the board in identifying qualified individuals to become board members, in determining the composition of the board and in monitoring the process to assess board effectiveness. Our nominating committee consists of Sam Van, John F. Perkowski, and Zhenxing Fu, with Mr. Van serving as the chairman.

Board Leadership Structure

Currently, our principal executive officer is Mr. Liang Lance Zhou and our chairman of the board is Xiaofeng Denton Peng.

Risk Oversight

Our board of directors will oversee a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors will be responsible for overseeing the management of risks associated with the independence of our board of directors.

Code of Business Conduct and Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation paid during the years ended December 31, 2021 and 2020 to our principal executive officer, principal financial officer and chief technology officer, who are collectively referred to as “named executive officers” elsewhere in this prospectus.

							Non-qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)(4)	($)	($)	($)	($)
Xiaofeng Denton Peng	2020	—	—	—	—	—	—	—	—
Chairman	2021	—	—	—	42,000	—	—	—	42,000
Liang Lance Zhou(1)	2020	—	—	—	—	—	—	—	—
Chief Executive Officer	2021	—	—	—	—	—	—	—	—
Joseph R. Mitchell(2)	2020	—	—	—	—	—	—	—	—
Former Chief Executive Officer	2021	220,635	—	—	—	—	—	—	220,635
Tarek Helou	2020	182,911	—	—	—	—	—	—	182,911
Chief Operating Officer	2021	195,092	—	—	—	—	—	—	195,092
Ronald Iacobelli(3)	2020		—	—	—	—	—	—	—
Former Chief Technology Officer	2021	161,564	—	—	—	—	—	—	161,564
Wenbing Chris Wang	2020		—	—	—	—	—	—	—
Chief Financial Officer	2021	25,000	—	—	—	—	—	—	25,000
(1)Dr. Zhou was appointed Chief Executive Officer (“CEO”) on March 21, 2022, effective on April 1, 2022.
(2)Mr. Mitchell was appointed CEO on February 15, 2021. Mr. Mitchel resigned as CEO effective on March 31, 2022.
(3)Mr. Iacobelli was appointed CTO on April 26, 2021. Mr. Iacobelli resigned as CTO effective on August 18, 2022.
(4)Option awards only include vested options in 2021.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any misdemeanor involving moral turpitude, willful misconduct or gross negligence, dishonest acts to our detriment, continued failure to satisfactorily perform agreed duties, or material breach of any provisions of the employment agreement. We may also terminate an officer’s employment without cause upon advance written notice.

Each of the executive officers has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any confidential information or trade secrets of ours, our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. Each of the executive officers has also agreed to disclose in confidence to us all inventions, discoveries, concepts and plans which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and to assist us in obtaining and enforcing those patents, copyrights and other legal rights.

We have also entered into indemnification agreements with our directors and senior executive officers. Under these agreements, we will agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

Potential Payments Upon Termination or Change in Control

There are no potential payments payable to our named executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control.

Outstanding Equity Incentive Awards At September 30, 2022

The following table sets forth certain information concerning option awards held by Phoenix’s named executive officers as of September 30, 2022.

	Option Awards
			Equity Incentive
			Plan Awards:
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Vested		Unvested		Option
	Options		Unearned		Exercise	Option
	(#)		Options		Price	Expiration
Name	Exercisable		(#)		($)	Date
Xiaofeng Denton Peng	1,050,000	(1)	—		1.72	1/24/2028
Liang Lance Zhou	—		350,000	(2)	1.72	3/21/2032
Tarek Helou	34,375		103,125	(3)	1.72	3/30/2031
Wenbing Chris Wang	31,250		93,750	(4)	1.72	3/30/2031
(1)	On January 24, 2021, Mr. Peng, who’s the CEO of SPI, our parent company, and our Chairman, was granted options to purchase 4,200,000 shares of Phoenix’s common stock as a special one-time award in recognition of the work done related to the Business Combination. The options were vested immediately, exercisable at $0.43 per share and expiring seven years from the date of grant and assumed that the 70,000-for-one share stock split that was completed in August 2021 had occurred. The number of options was further adjusted to reflect the 4:1 reverse split effectuated for our shares of common stock on March 8, 2022, with exercise price adjusted to $1.72.
(2)	On March 21, 2022, Dr. Zhou was granted options to purchase 350,000 shares of Phoenix’s common stock under its 2021 Stock Plan, which options vest over four years, provided Dr. Zhou remains in continuous service with Phoenix during the vesting period, with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, exercisable at $1.72 per share and expiring 10 years from the grant date. In addition, upon the completion of a successful IPO and subject to the board of directors’ approval, Dr. Zhou is to be granted 175,000 shares of Restricted Stock Units (RSU). Both the options and the RSUs were after the adjustments took effect for the stock split in August 2021 and stock reverse split in March 2022.
(3)	On March 30, 2021, Mr. Helou was granted options to purchase 550,000 shares of Phoenix’s common stock under its 2021 Stock Plan, which options vest over four years, provided Mr. Helou remains in continuous service with Phoenix during the vesting period, with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, exercisable at $0.43 per share and expiring 10 years from the grant date. The grant assumed that the 70,000-for-one share stock split that was completed in August 2021 had occurred. The number of options was further adjusted to reflect the 4:1 reverse split effectuated for our shares of common stock on March 8, 2022, with exercise price adjusted to $1.72.
(4)	On March 30, 2021, Mr. Wang was granted options to purchase 500,000 shares of Phoenix’s common stock under its 2021 Stock Plan, which options vest over four years, provided Mr. Wang remains in continuous service with us during the vesting period, with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, exercisable at $0.43 per share and expiring 10 years from the date of grant. The grant assumed that the 70,000-for-one share stock split that was completed in August 2021 had occurred. The number of options was further adjusted to reflect the 4:1 reverse split effectuated for our shares of common stock on March 8, 2022, with exercise price adjusted to $1.72.

Non-Executive Director Compensation

The non-executive members of our board of directors have not received any compensation prior to this offering and no arrangements have been entered into in relating to compensation after this offering. Following this offering, the board of directors will establish a compensation package for the non-executive members of the board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

2021 Omnibus Equity Incentive Plan

Our board of directors and stockholders have adopted and approved the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”). The 2021 Plan is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees, directors, consultants and advisers. The purpose of the 2021 Plan is to help us attract, motivate and retain such persons with awards under the 2021 Plan and thereby enhance shareholder value. Under the 2021 Plan, a total of 1,960,000 shares of common stock were initially reserved for issuance. As of September 30, 2022, options to purchase 1,696,000 shares of our common stock were outstanding under the 2021 Plan with a weighted average price of $1.72 per share. A total of 264,000 shares of common stock remained available for future grants under the 2021 Plan as of the same date, subject to further adjustment by the evergreen provision described under “Shares Available” below.

Administration. The 2021 Plan is administered by the board, and upon consummation of this offering will be administered by a committee of the board, which shall consist of two of more members of the board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and independent” for purposes of any applicable listing requirements. Among other things, the committee has complete discretion, subject to the express limits of the 2021 Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2021 Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the 2021 Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A.

Grant of Awards; Shares Available for Awards. The 2021 Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Phoenix or its affiliates. The total number of shares of Company Common Stock available for distribution under the 2021 Plan is 1,960,000, subject to adjustment for future stock splits, stock dividends and similar changes in the capitalization of the Company. The aggregate number of shares of common stock that may be issued under the 2021 Plan shall be equal to ten percent (10%) of the issued and outstanding shares of common stock on a fully diluted basis. Shares shall be deemed to have been issued under the 2021 Plan solely to the extent actually issued and delivered pursuant to an award. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2021 Plan.

Stock Options. The 2021 Plan provides for either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our Company or a parent or subsidiary of our Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed 100,000. Any excess is treated as a NQSO.

Stock Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, stock options granted under the 2021 Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.

Performance Shares and Performance Unit Awards. Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values.

Distribution Equivalent Right Awards. A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award under the 2021 Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award.

Restricted Stock Awards and Restricted Stock Unit Awards. A restricted stock award is a grant or sale of common stock to the participant, subject to our right to repurchase all or part of the shares at their purchase price (or to require forfeiture of such shares if issued to the participant at no cost) in the event that conditions specified by the compensation committee in the award are not satisfied prior to the end of the time period during which the shares subject to the award may be repurchased by or forfeited to us. Our restricted stock unit entitles the participant to receive a cash payment equal to the fair market value of a share of common stock for each restricted stock unit subject to such restricted stock unit award, if the participant satisfies the applicable vesting requirement.

Unrestricted Stock Awards. An unrestricted stock award is a grant or sale of shares of our common stock to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to Mullen or an affiliate or for other valid consideration.

Change-in-Control Provisions. In connection with the grant of an award, the compensation committee may provide that, in the event of a change in control, such award will become fully vested and immediately exercisable.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the 2021 Plan, and amend, suspend or terminate the 2021 Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the 2021 Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the 2021 Plan so that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Code Section 162(m).

SELLING STOCKHOLDER

This prospectus relates to the offer and sale by the Selling Stockholder of up to 4,035,086 shares of our common stock that have been and may be issued by us to the Selling Stockholder under the Purchase Agreement. For additional information regarding the shares of common stock included in this prospectus, see the section entitled “Committed Equity Financing” above. We are registering the shares of common stock included in this prospectus pursuant to the provisions of the Purchase Agreement we entered into with the Selling Stockholder on November 22, 2022 in order to permit the Selling Stockholder to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement, and as set forth in the section entitled “Plan of Distribution” in this prospectus, the Selling Stockholder has not had any material relationship with us within the past three years. As used in this prospectus, the term “Selling Stockholder” mean YA II PN, Ltd., a Cayman Islands exempt limited partnership, and the pledgees, donees, transferees, assignees, successors, designees, and others who later come to hold any of the Selling Stockholder’s interest in the common stock other than through a public sale.

The table below presents information regarding the Selling Stockholder and the shares of common stock that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of November 22, 2022. The number of shares in the column entitled “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock being offered for resale by the Selling Stockholder under this prospectus. The Selling Stockholder may sell some, all, or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them, and we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of common stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 20,185,526 shares of our common stock outstanding on October 31, 2022. Because the purchase price to be paid by the Selling Stockholder for shares of common stock, if any, that we may elect to sell to the Selling Stockholder in one or more Advances from time to time under the Purchase Agreement will be determined on the applicable Advance Dates for such Advances, the actual number of shares of common stock that we may sell to the Selling Stockholder under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column in the table below assumes the resale by the Selling Stockholder of all of the shares of common stock being offered for resale pursuant to this prospectus.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Stockholder has sole voting and investment power with respect to all shares of common stock that it beneficially owns, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Stockholder, the Selling Stockholder is not a broker-dealer or an affiliate of a broker-dealer.

Shares of
Common Stock
			Maximum	Beneficially Owned
	Number of Shares		Number of	After the Offered
	of Common		Shares of	Shares of
	Stock Beneficially		Common	Common Stock Are
	Owned		Stock Being	Sold
Name of Selling Stockholder	Number(1)	Percent	Offered	Number(2)	Percent
YA II PN, Ltd.(3)	61,421	*	4,035,086	61,421	*

*Less than one percent.

(1)	Represents the aggregate amount of 61,421 Commitment Shares we issued to the Selling Stockholder in consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that the Selling Stockholder may be required to purchase under the Purchase Agreement, because the issuance of such shares is at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of the Selling Stockholder’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the Advances of common stock under the Purchase Agreement are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our common stock to the Selling Stockholder to the extent such shares, when aggregated with all other shares of our common stock then beneficially owned by the Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our common stock to exceed the 9.99% Beneficial Ownership Limitation. The Purchase Agreement also prohibits us from issuing or selling shares of our Common Stock under the Purchase Agreement in excess of the 19.99% Exchange Cap, unless we obtain stockholder approval to do so, or unless all applicable sales of shares of common stock under the Purchase Agreement equal or exceed the “Minimum Price” (as such term is defined in the Nasdaq Listing Manual) or, as to any Advance, the issuance of the common stock pursuant to an Advance Notice would be excluded from the Exchange Cap under Nasdaq rules (or interpretive guidance provided by the Nasdaq with respect thereto), in which case the Exchange Cap limitation would no longer apply under applicable Nasdaq rules.
(2)	Assumes the sale of all shares being offered pursuant to this prospectus.
(3)	YA II PN, Ltd. is a fund managed by Yorkville Advisors Global, LP (“Yorkville LP”). Yorkville Advisors Global II, LLC (“Yorkville LLC”) is the General Partner of Yorkville LP. All investment decisions for YA II PN, Ltd. are made by Yorkville LLC’s President and Managing Member, Mr. Mark Angelo. The business address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Predecessor

The Predecessor’s parent company, Al Yousuf, LLC (“Al Yousuf “), provided an operating line of credit to the Predecessor to provide funds for the purchase of materials to build EVs. There is no established payment schedule, but repayments are made when cash is collected from sales. The interest rate is variable and resets on January 1 of each new year. The Predecessor borrowed $1.7 million and accrued interest expenses of $$0.3 million during the year ended December 31, 2019. The balance of the loan payable was $2.8 million and the accrued interest payable was $0.6 million as of December 31, 2019. There was no change to loan payable balance and there was no additional interest accrued during the period from January 1, 2020 to November 12, 2020. This loan payable in amount of $2.8 million and accrued interest payable in amount of $0.6 million was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.

The Predecessor also accrues a management fee payable to Al Yousuf as payment of management services provided to Predecessor. It is calculated as a percentage of the capital contributed to the Predecessor at a variable management fee rate, fixed for 12 months at a time, which resets on January 1 of each new year. The balance of the accrued management fee payable was $13.4 million as of December 31, 2019. No management fee was charged in the year ended December 31, 2019 and for the period from January 1, 2020 to November 12, 2020. This management fee payable was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.

During the period from January 1, 2020 to November 12, 2020, Al Yousuf waived the receivables from the Predecessor of $16.8 million, which was recorded in addition paid-in capital in the consolidated balance sheets.

Successor

During the nine months ended September 30, 2022, SPI lent a loan with aggregate principal amount of $1.7 million to the Group to support the Group’s business. The loan is due on demand and bears no interest. The Group used a portion of the IPO proceeds to repay the $1.7 million related party loans during the six months ended June 30, 2022.

During nine months ended September        , 2022, the Group paid $0.1 million withholding payroll taxes on behalf of SPI, and this amount due from related party was fully repaid to the Group as of June 30, 2022.

During the nine months ended September 30, 2022, the Group sold forklifts in amount of $0.1 million to SolarJuice Co., Ltd., a subsidiary of SPI. The amount due from a related party was $0.1 as of September 30, 2022.

Our ultimate parent company, SPI, made a capital contribution of $17.0 million to us in December 2020. Before this offering, SPI beneficially owns 100% of our currently outstanding shares of common stock. Except for the stock option grants outlined above, there was no related party transaction for the year ended December 31, 2021.

Indemnification agreements

Our certificate of incorporation, as amended, that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors, and our bylaws, as amended, that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our certificate of incorporation, as amended, and bylaws, as amended, that will be in effect upon the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 31, 2022, and as adjusted to reflect the sale of common stock being offered in this offering by:

●	each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock;
●	each of our current directors;
●	each of our named executive officers; and
●	all of our current directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under such rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Except as otherwise indicated, each stockholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the stockholder’s name.

The calculations of beneficial ownership in this table are based on 20,185,625 shares of common stock outstanding as of October 31, 2022.

	Shares Beneficially		Percent of Class	Percent of Class
Name and Address of Beneficial Owner	Owned		prior this Offering	after this Offering
5% Beneficial Owner:
EdisonFuture, Inc.	17,500,000	(1)	72.3%	—
Named Executive Officers and Directors:
Xiaofeng Denton Peng	1,050,000	(2)	5.9%	—
	150,000	(3)	—	—
Liang Lance Zhou(4)	175,000	(3)	*	*
Tarek Helou(4)	34,375	(2)	*	*
	5,000	(3)	—	—
Chris Wang(4)	31,250	(2)	*	*
	150,000	(3)	—	—
HoongKhoeng Cheong(4)	6,250	(2)	*	*
All of our directors and officers as a group (5 persons)	1,601,875		7.9%	—
(1)	All of our outstanding shares of common stock are currently owned by EdisonFuture, Inc., a Delaware corporation wholly owned by SPI Solar, Inc., a wholly owned subsidiary of SPI Energy Co., Ltd., which is a Cayman Islands company listed on Nasdaq. The principal address of SPI Solar, Inc. is at 4677 Old Ironsides Drive #190, Santa Clara, CA 95054. Our Chairman, Xiaofeng Denton Peng, is also the sole director of EdisonFuture, Inc., and is the chairman and principal shareholder (owning 18.82%) of SPI Energy Co., Ltd. Mr. Peng’s business address is also at 4677 Old Ironsides Drive #190, Santa Clara, CA 95054. This table does not include Mr. Peng’s indirect beneficial ownership of our shares of common stock through his ownership in SPI Energy Co., Ltd.
(2)	Represents shares of common stock underlying options that are exercisable at $1.72 per share of common stock for a period ending February 2028, and restricted shares of common stock.
(3)	Represents shares of common stock approved and awarded by our Board for the successful listing of the shares of our common stock on Nasdaq and completion of IPO.
(4)	The business address for each of the named parties is c/o Phoenix Motor Inc., 1500 Lakeview Loop, Anaheim, CA 92807.
*	Less than 1.0%

DESCRIPTION OF SECURITIES

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation, as amended, and bylaws, as amended, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

The following is a summary of all material characteristics of our capital stock as set forth in our certificate of incorporation, as amended, and bylaws, as amended, each of which will be effective upon completion of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, as amended, and bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law.

General

On August 3, 2021, the Company amended its Certificate of Incorporation and the Company’s authorized all classes of stock is amended to 500,000,000 shares, of which (i) 450,000,000 shares shall be common stock, par value $0.0001 per share, and (ii) 50,000,000 shares shall be preferred stock, par value $0.0001 per share. On August 3, 2021, the Company effectuated a 70,000 for 1 stock split of the Company’s issued and outstanding common stock. After that, the Company’s issued and outstanding common stock is 70,000,000 shares of common stock. On March 9, 2022, the Company effected an1 for 4 reverse stock split of the Company’s issued and outstanding common stock, resulting in 17,500,000 shares of common stock outstanding. The authorized shares of common stock after the reverse stock splits are 450,000,000 shares, and the par value was changed from $0.0001 to $0.0004 on March 9, 2022 as a result of the reverse stock split.

On June 8, 2022, the Company sold 2,100,000 shares of its common stock in its IPO, at an offering price of $7.5 per share. The Company received net proceeds of $13.8 million after deducting underwriting discounts and commissions of $1.1 million, direct offering expenses of $0.6 million, as well as $0.3 million IPO proceeds that was deposited into an escrow account on the closing date with a maturity term of two year.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our articles of incorporation and bylaws do not provide for cumulative voting rights.

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future.

Preferred Stock

Our board of directors is empowered, without stockholder approval, to issue shares of preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Restricted stock units and options

We have the following outstanding restricted stock units and options by our officer and directors to purchase shares of our common stock as of October 31, 2022:

	Number of
	restricted stock	Number of	Number of
	units-exercisable	options-exercisable	options-unexercisable
Xiaofeng Denton Peng	150,000	1,050,000	—
Liang Lance Zhou	175,000	—	350,000
Tarek Helou	5,000	34,375	103,125
Wenbing Chris Wang	150,000	31,250	93,750
Other directors and employees	25,000	169,188	914,312

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, or stockholders owed to us or our stockholders; (3) any action arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (4) any action asserting a claim against us governed by the internal affairs doctrine, except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

Unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Under Section 22 of the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Notwithstanding the foregoing, the forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the U.S. shall be the sole and exclusive forum. This choice of forum provision has important consequences for our stockholders. See “Risk Factors — Risk Factors Relating to Ownership of Our Common Stock — Our Certificate of Incorporation includes a forum selection clause, which could discourage claims or limit stockholders’ ability to make a claim against us, our directors, officers, other employees or stockholders.”

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq.

These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The foregoing provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Limitations of Liability and Indemnification

See the section captioned “Certain Relationships and Related Party Transactions — Indemnification Agreements and Directors’ and Officers’ Liability Insurance.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Vstock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

Listing

Our shares of common stock are listed on The Nasdaq Capital Market under the symbols “PEV”.

Holders

As of October 31, 2022, there were 20,185,625 shares of common stock outstanding, which were held by [            ] stockholders.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

We will be subject to the provisions of Section 203 of Delaware General Corporation Law, or the DGCL, regulating corporate takeovers upon completion of this offering. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
●	an affiliate of an interested stockholder; or
●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
●	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by resolution of the board of directors, or by the Chairman or the President.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based upon the 20,185,625 shares outstanding as of October 31, 2022, upon the closing of this offering assuming that we elect to sell the full 4,035,086 shares available under the Purchase Agreement, we will have outstanding an aggregate of 24,220,711 shares of common stock, assuming no exercise of outstanding options. All of the 4,035,086 shares sold in this offering by us will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

●	shares will be eligible for sale in the public market on the date of this prospectus; and
●	approximately 17,500,000 shares will be eligible for sale in the public market upon expiration of lock-up agreements In connection with the Company’s IPO on June 7, 2022, lock-up agreement which expires on December 7, 2022. Thereafter, these shares can be sold under Rule 144 once their one year holding period has expired, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant.

We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2021 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately 242,207 shares immediately after the closing of this offering assuming that we elect to sell the full 4,035,086 shares available under the Purchase Agreement.

●	An amount equal to the average weekly trading volume of our common stock on The Nasdaq Stock Exchange LLC during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Persons who are not our affiliates and have beneficially owned our restricted shares of common stock for more than one year are not subject to the restrictions above.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. None of our shares of our outstanding common stock have been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock.

Form S-8 Registration Statements

On June 29, 2022, we filed with the SEC a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our equity incentive plan. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

In connection with the Company’s IPO on June 7, 2022, all of our directors and executive officers and holders of one percent (1%) or more of our outstanding shares of common then outstanding entered into a lock-up agreement which expires on December 7, 2022. Thereafter, these shares can be sold under Rule 144 once their one year holding period has expired.

Registration Rights

Except for the shares of common stock being registered under the Purchase Agreement, the Company has not granted registration rights to any other party.

PLAN OF DISTRIBUTION

On November 22, 2022, the Company entered into the Purchase Agreement with Yorkville. Pursuant to the Purchase Agreement, the Company shall have the right, but not the obligation, to sell to Yorkville up to $10,000,000 of its shares of common stock upon the Company’s written request during the thirty-six months following execution of the Purchase Agreement (the “Commitment Period”). At any time during the Commitment Period, the Company may require Yorkville to purchase shares of its common stock by delivering an Advance Notice that the Company desires to issue and sell to Yorkville. The shares would be purchased pursuant to the Purchase Agreement at 93.0% of the Market Price and would be subject to certain limitations, including that Yorkville could not purchase any shares that would result in it owning more than 9.99% of our common stock.

Delivery of the shares against payment therefor in respect of each Advance Notice shall be settled promptly following each sale pursuant to the Purchase Agreement. In connection with any Advance Notice, if any portion of an advance would cause Yorkville’s beneficial ownership of our then outstanding common stock to exceed 9.99%, then such portion shall automatically be deemed to be withdrawn by us (with no further action required by us) and modified to reduce the amount of the advance requested by an amount equal to such withdrawn portion. We may terminate the Purchase Agreement upon five trading days of prior notice to Yorkville, provided that there are no Advance Notices outstanding and we have paid to Yorkville all amounts then due.

In addition to the issuance of our common stock to Yorkville pursuant to the Purchase Agreement, this prospectus also covers the resale of those shares from time to time by Yorkville to the public. Though we have been advised by Yorkville, and Yorkville represents in the Purchase Agreement, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, the SEC may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the Purchase Agreement to provide customary indemnification to Yorkville. It is possible that our shares may be sold by Yorkville in one or more of the following manners:

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
●	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
●	to a broker-dealer as principal and resale by the broker-dealer for its account; or
●	a combination of any such methods of sale.

Yorkville has agreed that, during the term of the Purchase Agreement, neither Yorkville nor its affiliates will engage in any short sales or hedging transactions with respect to our common stock, provided that upon receipt of an advance notice, Yorkville may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.

Yorkville will be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our common stock by Yorkville. Under these rules and regulations, Yorkville:

●	may not engage in any stabilization activity in connection with our securities;
●	must furnish each broker which offers shares of our common stock covered by the prospectus supplement and accompanying prospectus that are a part of our registration statement with the number of copies of such prospectus supplement and accompanying prospectus which are required by each broker; and
●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by Yorkville.

We know of no existing arrangements between the Selling Stockholder or any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of our common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement, or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including with respect to any compensation paid or payable by the Selling Stockholder to any brokers, dealers, underwriters, or agents that participate in the distribution of such shares by the Selling Stockholder, and any other related information required to be disclosed under the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our common stock covered by this prospectus by the Selling Stockholder.

As consideration for its irrevocable commitment to purchase our common stock under the Purchase Agreement, we have agreed to issue to the Selling Stockholder 61,421 shares of our common stock as Commitment Shares upon execution of the Purchase Agreement. In addition, we have paid the Selling Stockholder a structuring fee of $20,000 in connection with the structuring and due diligence of the transactions by the Selling Stockholder under the Purchase Agreement.

We also have agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities in connection with the offering of shares of our common stock offered hereby, including liabilities arising under the Securities Act, or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Stockholder has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Stockholder specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

The Selling Stockholder has represented to us that at no time prior to the date of the Purchase Agreement has the Selling Stockholder or any entity managed or controlled by the Selling Stockholder engaged in or effected, in any manner whatsoever, directly or indirectly, for its own account or for the account of any of its affiliates, any short sale or any transaction that establishes a net short position with respect to our common stock. The Selling Stockholder has agreed that, during the term of the Purchase Agreement, none of the Selling Stockholder, its officers, its sole member, or any entity managed or controlled by the Selling Stockholder will enter into or effect, directly or indirectly, any of the foregoing transactions for its own account or for the account of any other such person or entity.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our common stock offered by this prospectus have been sold by the Selling Stockholder.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 12, 2020 (Predecessor) have been included herein and in the registration statement in reliance upon the report of Marcum Asia CPAs LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.

You may read and copy all or any portion of the registration statement at the SEC’s website at http://www.sec.gov. We also maintain a website at www.phoenixmotorcars.com and www.edisonfuture.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference, and you should not consider the contents of our website in making an investment decision with respect to our common stock. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, are required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

Phoenix Motor Inc.

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 5395)	F-2
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-3

Consolidated Statements of Operations for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor)

F-4

Consolidated Statements of Changes in Stockholders’ (Deficit) Equity for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor)

F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020, (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor)

F-6
Notes to the Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets as of September 30, 2022 (unaudited) and December 31, 2021	F-24
Unaudited Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2022 and 2021	F-25
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three and nine months ended September 30, 2022 and 2021	F-26
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 and 2021	F-27
Notes to Unaudited Condensed Consolidated Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Phoenix Motor Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Phoenix Motor Inc. (the “Company”) as of December 31, 2021 and December 31, 2020, the related consolidated statements of operations, changes in stockholders’ (deficit) equity and cash flows for the year ended December 31, 2021, the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 12, 2020 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021, the period from November 13, 2020 through December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP (formerly, Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor since 2021.

New York, NY
April 19, 2022

PHOENIX MOTOR INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents.	$2,683	$15,699
Accounts receivable, net	1,201	1,157
Inventories	2,225	1,545
Prepaid expenses and other current assets	528	848
Total current assets	6,637	19,249
Property and equipment, net	2,205	2,766
Intangible assets, net	2,323	2,941
Goodwill	4,271	4,271
Total assets	$15,436	$29,227
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,786	$1,356
Accrued liabilities	779	450
Advance from customers	803	709
Deferred income	714	1,187
Warranty reserve	360	530
Long-term borrowing, current portion	10	22
Total current liabilities	4,452	4,254
Long-term borrowings	756	183
Total liabilities	5,208	4,437
Commitments and contingencies (Note 15)
Equity:
Common stock, par $0.0004, 450,000,000 shares authorized, 17,500,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	7	7
Subscription receivable	(7)	(7)
Additional paid-in capital	26,085	26,033
Accumulated deficit	(15,857)	(1,243)
Total equity	10,228	24,790
Total liabilities and equity	$15,436	$29,227
*	The shares are presented on a retrospective basis to reflect the Company’s Recapitalization, stock split and reverse stock split (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Successor		Predecessor
		Period from	Period from
		November 13,	January 1,
	Year Ended	2020 to	2020 to
	December 31,	December 31,	November 12,
	2021	2020	2020
Net sales	$2,977	$377	$4,132
Cost of revenue	3,540	479	4,451
Gross loss:	(563)	(102)	(319)
Operating expenses:
Selling, general and administrative	13,750	1,147	3,686
Operating loss	(14,313)	(1,249)	(4,005)
Other income (expenses):
Interest expenses, net	(3)	(4)	(4)
Others	(287)	12	587
Total other income (expenses), net	(290)	8	583
Loss before income taxes	(14,603)	(1,241)	(3,422)
Income tax expenses	(11)	(2)	—
Net loss	$(14,614)	$(1,243)	$(3,422)
Net loss per share of common stock:
Basic and Diluted	$(0.83)	$(0.07)	—
Weighted average shares outstanding*	17,500,000	17,500,000	—
*	The shares are presented on a retrospective basis to reflect the Company’s Recapitalization, stock split and reverse stock split (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICT) EQUITY

(In thousands, except for share and per share data)

		Common		Additional		Total
		Stock	Subscription	Paid -In	Accumulated	(Deficit)
	Shares*	Amount	Receivable	Capital	Deficit	Equity
Predecessor:
Balance as of December 31, 2019	—	$—	$—	$49,558	$(61,195)	$(11,637)
Net loss	—	—	—	—	(3,422)	(3,422)
Liabilities waived by a stockholder	—	—		16,847	—	16,847
Balance as of November 12, 2020	—	$—	$—	$66,405	$(64,617)	$1,788
Successor:
Cancellation of Predecessor equity	—	—	—	(66,405)	64,617	(1,788)
Business combination consideration paid by a stockholder	—	—	—	9,033	—	9,033
Recapitalization	17,500,000	7	(7)	—	—	—
Balance as of November 13, 2020	17,500,000	$7	$(7)	$9,033	$—	$9,033
Capital contributions	—	—	—	17,000	—	17,000
Net loss	—	—	—	—	(1,243)	(1,243)
Balance as of December 31, 2020	17,500,000	7	$(7)	$26,033	$(1,243)	$24,790
Net loss					(14,614)	(14,614)
Stock-based compensation	—	—	—	52	—	52
Balance as of December 31, 2021	17,500,000	$7	$(7)	$26,085	$(15,857)	$10,228
*	The shares are presented on a retrospective basis to reflect the Company’s Recapitalization, stock split and reverse stock split (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor		Predecessor
		Period from	Period from
	Year ended	November 13, 2020	January 1, 2020
	December 31,	to December 31,	to November 12,
	2021	2020	2020
Cash flows from operating activities:
Net loss	$(14,614)	$(1,243)	$(3,422)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,688	353	852
Expenses paid by the stockholder	—	—	61
Forgiveness of PPP loan	—	—	(551)
Provision for doubtful accounts and write-off of accounts receivable	100	—	—
Write-down for inventory	493	—	—
Loss on disposal of property and equipment	275	—	—
Non-cash expense	48	—	—
Stock-based compensation expense	52	—	—
Changes in operating assets and liabilities
Accounts receivable	(144)	(65)	603
Inventories	(1,367)	(61)	1,793
Prepaid expenses and other assets	320	(303)	108
Accounts payable	430	(93)	302
Accrued liabilities	329	(25)	194
Advance from customers	94	62	90
Deferred income	(473)	—	—
Warranty reserve	(170)	(59)	(19)
Net cash (used in) provided by operating activities	(12,939)	(1,434)	11
Cash flows from investing activities:
Purchases of property and equipment	(638)	(80)	(556)
Net cash used in investing activities	(638)	(80)	(556)
Cash flows from financing activities:
Proceeds from borrowings	586	—	752
Repayment of borrowings	(25)	(15)	(8)
Proceeds of capital contribution	—	17,000	—
Net cash generated from financing activities	561	16,985	744
Increase (decrease) in cash and cash equivalents	(13,016)	15,471	199
Cash and cash equivalents at beginning of year	15,699	228	29
Cash and cash equivalents at end of year	$2,683	$15,699	$228
Supplemental cash flow information:
Interest paid	$6	$2	$2
Income tax paid	$2	$—	$2
Non – cash activities:
Loan forgiveness due to a shareholder	—	—	$16,786

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$ thousands)

1.Description of Business and Organization

Phoenix Motor Inc. (“Phoenix Motor” and “the Company”) and its subsidiaries (collectively the “Group”) is a leading techno-motive company that designs, assembles, and integrates electric drive systems for medium duty electric vehicles (“EVs”).

Phoenix Cars, LLC (“PCL”), a subsidiary of Phoenix Motor, designs and manufactures advanced zero- emission electric drivetrain systems for integration in medium to heavy-duty commercial fleet vehicles in United States. Phoenix Motorcars Leasing, LLC (“PML”), a subsidiary of Phoenix Motor, serves as a sales and leasing dealership for PCL in United States.

Phoenix Motor was incorporated in the state of Delaware in October 2020. EdisonFuture, Inc., a subsidiary of SPI Energy Co., Ltd (“SPI”), is the parent company of Phoenix Motor. On November 12, 2020, EdisonFuture, Inc. acquired 100% of the membership interest of PCL and PML. Simultaneously, EdisonFuture, Inc. effected the transfer of 100% membership interests of PCL and PML to Phoenix Motor. The acquisition has been accounted for under ASC 805 Business Combinations (see Note 4).

As a result of the Business Combination, the Company is the accounting acquirer and PCL and PML are the accounting acquirees and accounting predecessor. The Company’s financial statements for the period from January 1, 2020 to November 12, 2020 presented in this filing reflect the combined historical operations of PCL and PML (labeled “Predecessor”). The Company’s financial statements for the period from November 13, 2020 to December 31, 2020 and for the year ended December 31, 2021 reflect the operation of the Company after acquisition (labeled “Successor”).

As a result of the application of the acquisition method of accounting as of the effective time of the Business Combination, the accompanying consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable.

2.Going Concern

The Group had recurring losses from operations. The Group has incurred a net loss of $14,614 during the year ended December 31, 2021, and the cash flow used in operating activities was $12,939. As of December 31, 2021, the Company had net current assets of $2,185, however, considering the planned level of capital expenditures expected during the next twelve months, there will be an expected capital deficit to occur, the Group needs to raise additional funds to sustain its operations. These factors raise substantial doubt as to the Group’s ability to continue as a going concern.

Management has developed plans as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations and sustain its operations and development plan for the next 12 months from the issuance date of the consolidated financial statements.

An initial public offering (“IPO”) Financing Plan

The Group plans to conduct an IPO in May 2022.

Cost Saving Measures

The Group plans to implement certain measures with an aim to reduce its operating costs in year 2022. Such measures include: 1) reducing payroll and expenses that will not generate cash in short term; 2) reducing the research and development expenses on the Group’s next generation of products to convey in the case if the IPO is not successful; and 3) implementing comprehensive budget control.

Management prepared the consolidated financial statements assuming the Company will continue as a going concern as management believes that the measures in the plans will be adequate to allow the Group to meet its liquidity and cash flow requirements within one year after the date that the consolidated financial statements are issued, however there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties. If the Company is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on the financial statements.

3.Summary of Significant Accounting Policies

(a)Basis of Presentation

The accompany consolidated financial statements of the Group are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications have not changed the results of operations of prior year.

(c)Principles of Consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

(d)Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance made for doubtful accounts receivable, inventory write-downs, the impairment of goodwill and long-lived assets, accrued warranty expenses, the purchase price allocation in acquisition, and valuation of grant-date fair value of share-based compensation. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e)Fair Value of Financial Instruments

The Group measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

●Level 1 — Quoted market prices in active markets for identical assets or liabilities.
●	Level 2 — Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs).
●	Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

The Group uses quoted market prices to determine the fair value when available. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payables, accrued liabilities and advance from customers, approximate their fair values due to the short-term nature of these instruments.

(f)Business Combination

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. The Group charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred. Those costs typically include transaction and integration costs, such as legal, accounting, and other professional fees.

The Group adopted Accounting Standard Update (“ASU”) 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” and upon the adoption, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

(g)Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and all highly liquid investments with original maturities of three months or less, which are unrestricted as to withdrawal and use. There were no cash equivalents as of December 31, 2021 and 2020.

(h)Accounts Receivable, net

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to sales of EV and EV components. The Group maintains allowances for doubtful accounts. The Group adopted ASC 326 Financial Instruments — Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit from January 1, 2020. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivable are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

(i)Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined on the basis of first in first out method. The cost of finished goods comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances and are included in the cost of revenue in the consolidates statement of operations.

(j)Property and Equipment, net

The Group accounts for its property and equipment at cost, less accumulated depreciation and impairment, if any. Cost includes the prices paid to acquire or construct the assets and any expenditure that substantially extends the useful life of an existing asset. The

Group expenses repair and maintenance costs when they are incurred. Depreciation is recorded on the straight-line method based on the estimated useful lives of the assets as follows:

Furniture, fixtures and equipment	3 to 7 years
Automobile	3 to 5 years
Leased automobile	3 years
Leasehold improvements	The shorter of the estimated life or the lease term

(k)Intangible Assets other than Goodwill, net

Intangible assets consist of technology, tradename and others. Amortization is recorded on the straight- line method based on the estimated useful lives of the assets.

(l)Impairment of Long-lived Assets

The Group’s long-lived assets include property and equipment and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. There is no impairment loss recorded for the year ended December 21, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor).

(m)Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Company tests goodwill for impairment as of December 31 every year by either performing a qualitative assessment or a quantitative test. The qualitative impairment assessment is an assessment of historical information and relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect not to perform the qualitative impairment assessment and perform a quantitative impairment test. The quantitative goodwill impairment test compares the fair values of the reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. In performing the quantitative impairment test, the Company may determine the fair values of its reporting unit using a combination of the income and market approach. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. There is no impairment loss recorded for the year ended December 21, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor).

(n)Income Taxes

The Group accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group during any period presented.

(o)Revenue Recognition

The Group’s accounting practices under Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) are as followings:

Sale of EVs and kits

The Group generates revenue from sales of EVs and identifies the customers who purchase the vehicle as its customers. The Group also generates revenue from sales of electric drive system kits that are integrated into shuttle buses sold by the customers. EV buyers in California are entitled to government grants when they purchase EV that qualify for certain government grant project. The Group applies for and collect such government grants on behalf of the customers. Accordingly, customers only pay the amount after deducting government grants.

The Group recognizes revenue on sale of EVs and kits at a point in time following the transfer of control of such products to the customer, which typically occurs upon the delivery to the customer. The Group determined that the government grants should be considered as part of the transaction price because it is granted to the EV buyer and the buyer remains liable for such amount in the event the grants were not received by the Group or returned due to the buyer violates the government grant terms and conditions.

Lease of EVs

EV leasing revenue includes revenue recognized under lease accounting guidance for direct leasing programs. The Group accounts for these leasing transactions as operating leases under ASC 840 Leases, and revenues are recognized on a straight-line basis over the contractual term.

Other revenue

Other revenue consists of engineering and maintenance service, sales of component and charging stations, shipping and delivery fees and other. For engineering and maintenance service, revenues are recognized on a straight-line basis over the contractual term. For sales of component and charging stations, shipping and delivery fees and other, the Group recognizes revenue at a point in time following the transfer of control of such products or service to the customer, which typically occurs upon the delivery to the customer.

Disaggregation of revenues

The Group disaggregates its revenue by three primary categories: sales of EVs, lease of EVs and others.

The following is a summary of the Group’s disaggregated revenues:

	Successor		Predecessor
	Year ended	Period from November 13,	Period from January 1,
	December 31, 2021	2020 to, December 31 2020	2020 to November 12, 2020
Sales of EVs	$1,750	$235	$2,690
Lease of EVs	586	92	492
Others	641	50	950
	$2,977	$377	$4,132

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2021 and 2020, the balances of contract liability were included in advance from customer with amount of $803 and $709, respectively.

(p)Cost of Revenues

Cost of revenues for EV sales includes direct parts, material and labor costs, manufacturing overheads, and shipping and logistics costs. Cost of revenues for EV leasing primarily includes the depreciation of operating lease vehicles over the lease term and other leasing related charges including vehicle insurance. Cost of other revenue includes direct parts, material and labor costs, as well as shipping and delivery and other costs.

(q)Segment Reporting

Operating segments are defined as components of a Group which separate financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and assessing performance. The Group’s chief operating decision maker (“CODM”) is its Chief Executive Officer, Mr. Joe Mitchell. Based on the financial information presented to and reviewed by the CODM, the Group has determined that it had a single operating and reporting segment for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor).

(r)Product Warranties

The Group provides warranties on all vehicles or components sold in addition to pass through warranties from third party component suppliers. The Group accrues a warranty reserve for the products sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group considers the warranty provided is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations. The balance of warranty reserves was $360 and $530 as of December 31, 2021 and December 31, 2020, respectively.

(s)Government Grant

The Group receives grants from government agencies related to sales and leases of its EVs, and sales of chargers. The government grants related to the sale of EVs should be considered as part of the transaction price because it is granted to the EV buyers and the Group receives such on behalf of the buyers to settle part of the EVs purchase price. The government grant received before the Group’s delivery of the EVs are recorded as deferred income and recognized as revenue when the EVs are delivered to the buyers, for the government grants the Group is entitled upon delivery of the EVs to buyers but not yet received, the Group records accounts receivable. For government grants associated with leased vehicles under operating leases, the grants are recorded in deferred income when received and are recognized to reduce the cost of sales during useful life of leased vehicles.

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor), the amount of governmental grant recognized as revenue from sales of EVs and chargers was $1,243, $80, and $1,879, respectively.

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor), the amount of governmental grant recognized as reductions of the cost of sales for EV leasing was $252, $213, and $30, respectively.

As of December 31, 2021 and 2020, the balances of government grants received were included in deferred income with amount of $714 and $1,187, respectively.

(t)Stock-Based Compensation

The Group granted employees and directors stock-based incentive awards. These awards are in the form of options. The Group measures stock-based compensation expense for all stock-based awards granted based on the estimated fair value of those awards on their grant date and expenses over the period on a straight line basis during which an employee is required to provide service in exchange for the award (the vesting period). The Group account for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

(u)Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average common stocks outstanding during the periods. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average common stocks outstanding during the period adjusted for the effect of dilutive ordinary share equivalent (computed using the treasury stock or if converted method). Potential common stocks that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings (loss) per share. For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), the Group had no dilutive shares.

(v)Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In January 2017, the FASB issued ASU 2017-04, Intangibles (Topic 350): Goodwill and Other. This ASU simplifies the accounting for goodwill impairment and removes Step 2 of the goodwill impairment test. Goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value limited to the total amount of goodwill allocated to that reporting unit. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Group adopt the ASU 2017-04 on a prospective basis on January 1, 2021 and the adoption did not have a material impact on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Group beginning in the first quarter of fiscal year 2020. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which amends the current accounting guidance and requires the measurement of all expected losses based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, loans, and other financial instruments, the Group will be required to use a forward-looking expected loss model that reflects losses that are probable rather than the incurred loss model for recognizing credit losses. The standard became effective for interim and annual periods beginning after December 15, 2019. Application of the amendments is through a cumulative- effect adjustment to retained earnings as of the effective date. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In November 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-10, “Government Assistance (Topic 832)” (“ASU 2021-10”). ASU 2021-10 provides guidance to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. ASU 2021-10 applies to all business entities except for not-for-profit entities within the scope of Topic 958, Not-for-Profit Entities, and employee benefit plans within the scope of Topic 960, Plan Accounting — Defined Benefit Pension Plans, Topic 962, Plan Accounting — Defined Contribution Pension Plans, and Topic 965, Plan Accounting — Health and Welfare Benefit Plans that account for a transaction with a government by applying a grant or contribution accounting model by analogy to other accounting guidance (for example, a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, or Subtopic 958-605, Not-For-Profit Entities — Revenue Recognition). ASU 2021-10 is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The adoption is not expected have a material impact on the Group’s consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use asset and lease liability for most leases on the balance sheet. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases. In June 2020, ASU 2020-05, amendment to ASC Topic 842 modified the effective dates of all other entities. For all other entities, ASC Topic 842 is effective for fiscal years beginning after December 15, 2021. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. For the Group as a EGC, the amendments in this update are effective for fiscal years beginning after December 15, 2021. The Group will adopt this standard effective January 1, 2022 using the alternative transition method. Upon adoption, the Group expected to record right-of-use assets and operating lease liabilities of $2.3 million and $2.3 million in the consolidated balance sheets, respectively.

In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intra-period allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. For the Group as a EGC, the amendments in this update are effective for fiscal years beginning after December 15, 2021 and interim periods beginning after December 15, 2022. The adoption is not expected to have a material impact on the Group’s consolidated financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

4.Business Combination

On November 12, 2020, the Company completed the acquisition of 100% equity interest of PCL and PML for total consideration of $9,033 in the form of issued and unissued ordinary shares of SPI, valued at $7.87 per share, subject to certain adjustments. PCL and PML are an electric drivetrain manufacturer for medium-duty commercial vehicles and final stage manufacturer that integrates its drivetrains into these vehicles.

The Group accounted for the acquisition using the purchase method of accounting under ASC 805, Business Combinations. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities. As of November 12, 2020, the allocation of the purchase price is as follows:

Identifiable assets acquired and liabilities assumed

Cash and cash equivalent	$228
Account and other receivables, net	1,092
Inventories, net	1,565
Property, plant and equipment, net	2,864
Identifiable intangible assets, net	3,043
Prepaid expenses and other assets, current and non-current	537
Accounts payables	(1,449)
Accrued and other liabilities	(2,908)
Other long-term liabilities	(210)
Identifiable assets acquired and liabilities assumed (a)	4,762
Consideration (b)	9,033
Goodwill (b-a)	$4,271

The excess of the purchase price over the tangible assets and identifiable intangible assets acquired reduced by liabilities assumed was initially recorded as goodwill and the goodwill is deductible for tax purposes.

Pro Forma Results (Unaudited)

The following summary, prepared on a pro forma basis pursuant to ASC 805, presents the Company’s unaudited consolidated results of operations for the year ended December 31, 2020 as if acquisition had been completed on January 1, 2020. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had acquisition been consummated as of January 1, 2020.

Unaudited
Revenue	$4,509
Net loss	(4,665)

5.Accounts Receivable, Net

The accounts receivable, net as of December 31, 2021 and 2020 consisted of the following:

	December 31,	December 31,
	2021	2020
Accounts receivable	$1,236	$1,187
Less: Allowance for doubtful accounts	(35)	(30)
Accounts receivable, net	$1,201	$1,157

Bad debt expenses was $100, including $95 of accounts receivable write-off, for the year ended December 31, 2021. There was no bad debt expenses for the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor).

6.Inventories

Inventories as of December 31, 2021 and 2020 consisted of the following:

	December 31,	December 31,
	2021	2020
Raw materials	$924	$635
Work in process	582	910
Finished goods	719	—
Total inventories	$2,225	$1,545

During the year ended December 31, 2021, $493 of inventories were written down to reflect the lower of cost or net realizable value.

During the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), no inventories were written down to reflect the lower of cost or net realizable value.

7.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2021 and 2020 consist of the following:

	December 31,	December 31,
	2021	2020
Prepaid expenses	$41	$360
Vendor deposits	267	223
Prepaid insurance	144	169
Others	76	96
Total prepaid and other current assets	$528	$848

8.Intangible Assets

Intangible assets as of December 31, 2021 and 2020 consisted of the following:

	Useful Life		Accumulated
	(in months)	Gross	Amortization	Net
As of December 31, 2020
Technology	60	$1,574	$(52)	$1,522
Tradename	60	1,400	(47)	1,353
Other	84	168	(102)	66
		$3,142	$(201)	$2,941
As of December 31, 2021
Technology	60	$1,574	$(366)	$1,208
Tradename	60	1,400	(327)	1,073
Other	84	168	(126)	42
		$3,142	$(819)	$2,323

The tradename and developed technology were contributed by the acquisition of PCL and PML in the year of 2020. As the tradename and developed technology were the key driver of the revenues for PCL and PML, which will bring further economic benefit to the Group’s business. The tradename and developed technology were separately identified as intangible assets on the acquisition date. The balance is amortized over the useful life of 5 years.

No impairment loss was provided for intangible assets for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor). For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), amortization expense for intangible assets was $618, $94 and $24, respectively.

As of December 31, 2021, the estimated future amortization expense related to intangible assets is as follows:

USD
2022	$619
2023	613
2024	595
2025	496
$2,323

9.Property and Equipment, Net

Property and equipment, net as of December 31, 2021 and 2020 consisted of the following:

	December 31,	December 31,
	2021	2020
Furniture, fixtures and equipment	$1,193	$1,364
Automobile	533	2,163
Automobile for lease	3,046	3,030
Leasehold improvements	77	394
Construction in progress	300	248
	5,149	7,199
Less: accumulated depreciation	(2,944)	(4,433)
	$2,205	$2,766

For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), depreciation expense for property and equipment was $1,070, $259 and $828, respectively.

10.Long-term Borrowings, current and non-current

	December 31,	December 31,
	2021	2020
Current portion of long-term borrowings	$10	$22
Long-term borrowings, excluding current portion	756	183
Total long-term borrowings	$766	$205

As of December 31, 2021, the maturities of the long-term borrowings are as follows:

USD
For the year ending December 31,
2022	$10
2023	13
2024	13
2025	4
2026	589
Thereafter	137
$766

Vehicle loans with Ford Motor Credit

One vehicle loan from Ford Motor Credit was established on September 21, 2018 with an original balance of $44 and interest rate of 7.34% and a 3-year term with maturity on October 5, 2021, The loan was paid in full as of December 31, 2021. Another vehicle loan from Ford Motor Credit was established on June 4, 2020 with an original loan amount of $50 with no interest and a 5-year term with maturity on June 19, 2025.

PPP Loan

On May 5, 2020, the Group was granted a loan from Zions Bancorporation, N.A. dba California Bank & Trust in the aggregate amount of $551, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted on March 27, 2020 (the “PPP Loan”).

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Group’s full time headcount during the eight-week period following the funding of the PPP Loan. And a gain would be recognized in the consolidated statement of operations within other income in the year the loan forgiveness is approved by the lender.

On October 21, 2020, the Group received approval from the lender for the formal forgiveness of the PPP Loan. As a result, a gain in the amount of $551 has been recognized in the consolidated statement of operations within other income for the period from January 1, 2020 to November 12, 2020 (Predecessor).

On January 24, 2021, the Group was granted a second PPP loan in the amount of $586 from the lender. The Group has used the entire loan amount for what management believes to be qualifying expenses. On February 16, 2022, the Group received approval from the lender for the formal forgiveness of the PPP loan.

EIDL Loan

On May 26, 2020, the Group was granted a loan from the U.S. Small Business Association in the aggregate amount of $150, pursuant to the Economic Injury Disaster Loan under Section 7(b) of the Small Business Act, as amended (the “EIDL Loan”).

The EIDL Loan, which was in the form of a promissory note (the “EIDL Note”) dated May 26, 2020 issued by the Group, matures on May 26, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on May 26, 2021. The EIDL Note may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the EIDL Loan may only be used for working capital purposes to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter cause by the coronavirus pandemic. The Group has used the entire EIDL Loan amount for what management believes to be qualifying expenses.

11.Related Party Transactions

Predecessor

The Predecessor’s parent company, Al Yousuf, LLC (“Al Yousuf “), provided an operating line of credit to the Predecessor to provide funds for the purchase of materials to build EVs. There is no established payment schedule, but repayments are made when cash is collected from sales. The interest rate is variable and resets on January 1 of each new year. There was no change to loan payable balance and there was no additional interest accrued during the period from January 1, 2020 to November 12, 2020. This loan payable in amount of $2,775 and accrued interest payable in amount of $614 was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.

The Predecessor also accrues a management fee payable to Al Yousuf as payment of management services provided to Predecessor. It is calculated as a percentage of the capital contributed to the Predecessor at a variable management fee rate, fixed for 12 months at a time, which resets on January 1 of each new year. No management fee was charged for the period from January 1, 2020 to November 12, 2020. This management fee payable was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.

During the period from January 1, 2020 to November 12, 2020, Al Yousuf waived the receivables from the Predecessor of $16.8 million, which was recorded in addition paid-in capital in the consolidated balance sheets.

Successor

Our ultimate parent company, SPI, made a capital contribution of $17.0 million to us in December 2020. Before this offering, SPI beneficially owns 100% of our currently outstanding shares of common stock.

Except for the stock option grants outlined above, there was no related party transaction for the year ended December 31, 2021 and the period from November 13, 2020 to December 31, 2020.

12.Equity

Predecessor

The capital structure of the Predecessor consists of one class of LLC interests. Al Yousuf, as the sole member, as well as the managing member, of both PCL and PML owns all of the common interests issued and outstanding of the Predecessor and controls 100% of the equity in the Predecessor until November 12, 2020 when the Predecessor was acquired.

During the period from January 1, 2020 to November 12, 2020, Al Yousuf waived the receivables from the Predecessor of $16,847, which was recorded in addition paid-in capital in the consolidated balance sheets.

Successor

(a)	Shares of common stock and recapitalization

In October 2020, the Company issued 1,000 shares of common stock par value of $0.001 each to EdisonFuture, Inc., which is a subsidiary of SPI.

On August 3, 2021, the Company amended its Certificate of Incorporation and the Company’s authorized all classes of stock is amended to 500,000,000 shares, of which (i) 450,000,000 shares shall be common stock, par value $0.0001 per share, and (ii) 50,000,000 shares shall be preferred stock, par value $0.0001 per share. On August 3, 2021, the Company effectuated a 70,000 for 1 stock split on the Company’s issued and outstanding common stock.

On March 8, 2022, a shareholder meeting was held and declared a one-for-four reverse stock split effective on March 9, 2022. After that, the Company’s issued and outstanding common stock is 17,500,000 shares. The authorized shares of common stock after the reverse stock splits are 450,000,000 shares, and the par value was changed from $0.0001 to $0.0004 on March 9, 2022 as a result of the reverse stock split.

As a result of the amendment of authorized stock, the stock split and reverse of stock split, all share and per share data in the consolidated financial statements have been retrospectively adjusted to all periods presented.

(b)	Additional paid-in capital

The Company’s ultimate parent company, SPI, made a capital contribution of $17,000 in December 2020 to the Company. The Company recorded an increase to additional paid in capital of $52 for the share-based compensation expense in the year ended December 31, 2021.

13.Stock-based Compensation

On January 24, 2021, an option to purchase 1,050,000 fully vested common stocks, which has been retrospectively adjusted to reflect the recapitalization, the stock split as well as the reverse stock split as disclosed in Note 12, at an exercise price of $1.72 per share was granted to Mr. Xiaofeng Denton Peng, the chairman of the board of directors of the Group. The grant of options is a special one-time award in recognition of his work done related to the Business Combination. The options are valued using the Black- Scholes Option Valuation Model as of the grant date.

On January 24, 2021, the Group adopted the 2021 Equity Incentive Plan (the “2021 Plan”) which permits the Group to grant stock options to directors, officers or employees of the Group or others to purchase shares of common stock of the Group through awards of incentive and nonqualified stock options (“Option”). The total number of shares which may be issued under the 2021 Plan is 10% of the number of outstanding and issued common stocks of the Group.

During the year ended December 31, 2021, 2,040,500 options were granted to a group of managements and employees of the Company, which are subject to an annual vesting schedule that vests 25% of granted options over the next four years. The exercise price was $1.72 per share.

The Group measures employee stock-based compensation expense for all stock-based compensation awards based on the grant-date fair value and recognizes the cost in the financial statements over the employee requisite service period. As stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. During the year ended December 31, 2021, the stock-based compensation expense was $52.

Determining Fair Value

Valuation and Amortization Method — The Group estimates the fair value of service-based stock options granted using the Black-Scholes option-pricing formula. The fair value is then amortized on a straight- line basis over the requisite service periods of the awards, which is generally the vesting period. Service- based options typically have a ten-year life from date of grant and vesting periods of four years.

Expected Term — The Group used simplified method to estimate the expected term, which is the average time of the option from issuance to the vesting and expiration dates.

Expected Volatility — The Group uses the three years’ historical volatility for guideline public companies under comparable stages of development to calculate the volatility for its granted options.

Expected Dividend — The Group has never paid dividends on its shares of common stock and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Group bases the risk-free interest rate used in the Black-Scholes valuation model upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.

Assumptions used in the determination of the fair value of share-based payment awards using the Black- Scholes model for stock option grants for the year ended December 31, 2021 were as follows:

Expected term	6.25 years
Risk-free interest rate	1.36% – 1.52%
Expected volatility	64.40% – 87.73%
Expected dividend yield	0%

The following table summarizes the Group’s stock option activities:

	Time-based Options
		Weighted	Weighted-
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
		Price	Contractual	Value
	Shares	Per Share	Term	($000)
Outstanding as of December 31, 2020	—	$—	—	—
Granted	2,040,500	1.72	—	—
Vested	—	—	—	—
Forfeited	(354,000)	1.72	—	—
Outstanding as of December 31, 2021	1,686,500	1.72	9.45 years	2,091
Exercisable as of December 31, 2021	—	—	—	—
Non-vested as of December 31, 2021	1,686,500	1.72	9.45 years	2,091

There were no changes to the contractual life of any fully vested options during the year ended December 31, 2021. As of December 31, 2021, there were $656 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted- average period of 3.46 years.

14.Income Taxes

The provision for income taxes consists of the following for the year ended December 31 2021 and for the period from November 13, 2020 to December 31, 2020:

	Successor
	2021	2020
Current tax:
Federal tax	$—	$—
State tax	11	2
Total current tax	$11	$2
Deferred tax:
Federal tax	$—	$—
State tax	—	—
Total deferred tax	$—	$—
Total provision for income taxes	$11	$2

The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate the year ended December 31, 2021 and for the period from November 13 to December 31, 2020 is as follows:

	Successor
	2021	2020
Provision for income taxes at U.S. Federal statutory rate	21.00%	21.00%
State taxes, net of federal benefit	8.36%	6.87%
Non-deductible expenses	(1.34)%	(0.04)%
Credits and Incentives	5.80%	—%
Change in valuation allowance	(33.90)%	(27.96)%
	(0.08)%	(0.13)%

Deferred income taxes reflect the net tax effects of loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities for federal and state income taxes at December 31, 2021 and 2020 are presented below:

	2021	2020
Deferred tax assets:
Net operating loss carry forwards	$4,370	$378
Credits and Incentives	1,174	—
Accruals and reserves	197	—
Property and equipment	(415)	(46)
Gross deferred tax assets	5,326	332
Valuation allowance	(5,326)	(332)
Total deferred tax assets	$—	$—

As of December 31, 2021, the Group had a net operating loss carry forward for federal income tax purposes of approximately $15,860 which will never expire. The Group had a total state net operating loss carry forward of approximately $15,022 which will start to expire in the year 2040.

The Predecessor entity is exempt from filing federal income tax returns as a single member LLC. The Predecessor entity was treated as a partnership, or a flow-through entity, for U.S. federal and state tax purposes. The Successor entity is treated as a corporation for U.S. federal and state tax purposes. As such, income taxes are presented on a different basis and are, therefore, not comparable.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

The Group had no unrecognized tax benefits as of December 31, 2021 and 2020. The Group currently files income tax returns in the U.S., as well as California. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2020.

The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018 - 2020 tax years and reinstated NOL carrybacks for the 2018 - 2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The Group does not anticipate a material impact on its financial statements as of December 31, 2021 due to the recent enactment.

15.Commitments and Contingencies

Lease commitment — The Group leases offices and facilities under various operating leases. For the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), rental expenses under operating leases included in the consolidated statement of operations were $306, $65 and $247, respectively.

Future minimum annual payments under non-cancelable operating leases are as follows as of December 31, 2021:

Operating
Leases
Year ending December 31,
2022	$483
2023	494
2024	506
2025	518
Thereafter	665
Total minimum lease payments	$2,666

Contingency — In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. There was a dispute with previous landlord in 2021, however, no reasonable estimate of loss can be made as of December 31, 2021.

16.Concentration Risk

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, and accounts receivable. As of December 31, 2021and 2020, the cash and cash equivalents are deposit with federally insured banks, which are typically in excess of insured limits. As of December 31, 2021, there was no customer representing more than 10% of total accounts receivable. As of December 31, 2020, there’s one customer of which the accounts receivable accounts for 13.0% of total accounts receivable.

Concentration of Customers and Vendors

For the year ended December 31, 2021, there were three customers representing 19.1%, 18.9% and 12.9% of total revenue. For the period from November 13, 2020 to December 31, 2020 (Successor), there was no customer representing more than 10% of total revenue. For the period from January 1, 2020 to November 12, 2020 (Predecessor), there were three customers representing 13.0%, 12.4% and 11.4% of total revenue.

For the year ended December 31, 2021, there was one vendor representing 31.0% of total purchase. For the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor), there was no vendor representing more than 10% of total purchase.

17.Subsequent Events

The Group has evaluated subsequent events through April 19, 2022, the date of issuance of the consolidated financial statements, other than as disclosed in Note 12 regarding the reverse stock split, there were no subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

PHOENIX MOTOR INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	September 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$1,317	$2,683
Accounts receivable, net	1,422	1,201
Inventories	5,682	2,225
Prepaid expenses and other current assets	3,464	528
Amount due from a related party	103	—
Total current assets	11,988	6,637
Restricted cash, non-current	250	—
Property and equipment, net	1,942	2,205
Security deposits	209	—
Intangible assets, net	1,859	2,323
Goodwill	4,271	4,271
Total assets	$20,519	$15,436

Liabilities
Current liabilities
Accounts payable	$1,245	$1,786
Accrued liabilities	594	779
Advance from customers	1,124	803
Deferred revenue	477	714
Warranty reserve	325	360
Long-term borrowing, current portion	25	10
Total current liabilities	3,790	4,452
Long-term borrowings	148	756
Total liabilities	3,938	5,208

Commitments and contingencies (Note 10)

Equity
Common stock, par $0.0004, 450,000,000 shares authorized, 20,185,625 and 17,500,000 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively*	8	7
Subscription receivable	—	(7)
Additional paid in capital	40,607	26,085
Accumulated deficit	(24,034)	(15,857)
Total equity	16,581	10,228
Total liabilities and equity	$20,519	$15,436
*	The shares are presented on a retrospective basis to reflect the Company’s stock split (Note 7)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX MOTOR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net revenues	$409	$554	$2,579	$1,680
Cost of revenues	288	603	2,013	1,836
Gross profit (loss)	121	(49)	566	(156)
Operating expenses:
Selling, general and administrative	3,847	2,117	9,160	6,216
Operating loss	(3,726)	(2,166)	(8,594)	(6,372)

Other income (expense):
Interest expense, net	(2)	(4)	(6)	(2)
Others	(202)	1	437	1
Total other (expense) income, net	(204)	(3)	431	(1)
Loss before income taxes	(3,930)	(2,169)	(8,163)	(6,373)
Income tax provision	—	—	(14)	(3)
Net loss	$(3,930)	$(2,169)	$(8,177)	$(6,376)

Net loss per share of common stock:
Basic and diluted	$(0.20)	$(0.12)	$(0.44)	$(0.36)
Weighted average common stocks outstanding	19,664,273	17,500,000	18,390,891	17,500,000
*	The shares are presented on a retrospective basis to reflect the Company’s stock split (Note 7)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX MOTOR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except for share and per share data)

				Additional		Total
	Common Stock		Subscription	Paid-In	Accumulated	Stockholders’
	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance as of January 1, 2021	17,500,000	$7	$(7)	$26,033	$(1,243)	$24,790
Net loss	—	—	—	—	(1,906)	(1,906)
Stock-based compensation	—	—	—	44	—	44
Balance as of March 31, 2021	17,500,000	$7	$(7)	$26,077	$(3,149)	$22,928
Net loss	—	—	—	—	(2,301)	(2,301)
Stock-based compensation	—	—	—	1	—	1
Balance as of June 30, 2021	17,500,000	$7	$(7)	$26,078	$(5,450)	$20,628
Net loss	—	—	—	—	(2,169)	(2,169)
Stock-based compensation	—	—	—	4	—	4
Balance as of September 30, 2021	17,500,000	$7	$(7)	$26,082	$(7,619)	$18,463

Balance as of January 1, 2022	17,500,000	$7	(7)	26,085	(15,857)	$10,228
Net loss	—	—	—	—	(2,322)	(2,322)
Stock-based compensation	—	—	—	63	—	63
Balance as of March 31, 2022	17,500,000	$7	(7)	26,148	(18,179)	$7,969
Net loss					(1,925)	(1,925)
Stock-based compensation	—	—	—	52	—	52
Receipt of subscription receivable	—	—	7	—	—	7
Issuance of common stock in the initial public offering (“IPO”)	2,100,000	1	—	13,437	—	13,438
Balance as of June 30, 2022	19,600,000	$8	—	39,637	(20,104)	$19,541
Net loss	—	—	—	—	(3,930)	(3,930)
Exercise of stock options	80,625	—	—	138	—	138
Issuance of common stock for stock units award	505,000		—	793	—	793
Stock-based compensation	—	—	—	39	—	39
Balance as of September 30, 2022	20,185,625	$8	—	40,607	(24,034)	$16,581
*	The shares are presented on a retrospective basis to reflect the Company’s stock split (Note 7)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX MOTOR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended September 30,
	2022	2021
Cash flows from operating activities:
Net loss	(8,177)	(6,376)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,305	1,384
Gain on disposal of fixed assets	(54)	—
Forgiveness of PPP loan	(586)	—
Stock-based compensation expenses	947	49
Changes in operating assets and liabilities:
Accounts receivable	(221)	20
Inventories	(3,532)	(600)
Prepaid expenses and other assets	(3,145)	(3,586)
Amount due from a related party	(103)	—
Accounts payable	(541)	(399)
Accrued liabilities	(185)	26
Warranty reserve	(35)	(115)
Deferred revenue	(237)	87
Advance from customer	321	(102)
Net cash used in operating activities	(14,243)	(9,612)

Cash flows from investing activities:
Proceeds from disposal of property and equipment	273	—
Purchase of property and equipment	(722)	(680)
Net cash used in investing activities	(449)	(680)

Cash flows from financing activities:
Proceeds from borrowings	—	586
Proceeds from a related party	1,676	—
Repayment to a related party	(1,676)	—
Repayment of borrowings	(7)	(17)
Proceeds from IPO	13,438	—
Proceeds from capital injection by a shareholder	7	—
Proceeds from exercise of employee stock options	138	—
Net cash generated from financing activities	13,576	569

Decrease in cash, cash equivalents and restricted cash	(1,116)	(9,723)
Cash, cash equivalents and restricted cash at beginning of the period	2,683	15,699
Cash, cash equivalents and restricted cash at end of the period	1,567	5,976

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	1,317	5,976
Restricted cash	250	—
Total cash, cash equivalents, and restricted cash	1,567	5,976

Supplemental cash flow information:
Interest paid	6	7
Income tax paid	7	3
Non-cash investing activities:
Inventories transferred to property and equipment	75	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PHOENIX MOTOR INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$ thousands, except share and per share data)

1.Description of Business and Organization

Phoenix Motor Inc. (“Phoenix Motor” and the “Company”) and its subsidiaries (collectively the “Group”) is a techno-motive company that designs, assembles, and integrates electric drive systems for medium duty electric vehicles (“EVs”).

Phoenix Cars, LLC (“PCL”), a subsidiary of Phoenix Motor, designs and manufactures zero- emission electric drivetrain systems for integration in medium to heavy-duty commercial fleet vehicles in United States. PCL also sells a range of material handling products including all-electric lithium-ion forklifts and pallet jacks. Phoenix Motorcars Leasing, LLC (“PML”), a subsidiary of Phoenix Motor, serves as a sales and leasing dealership for PCL in United States.

2.Liquidity Condition

The Group has recurring losses from operations. The Group has incurred a net loss of $3,930 and $8,177 during the three and nine months ended September 30, 2022, respectively, and the cash used in the operating activities for the nine months ended September 30, 2022 was $14,243. As of September 30, 2022, the Group had a working capital balance of $8,198. The Group’s operating results and capital requirements for future periods depend on many factors, including the growth and scaling of the Group’s manufacturing operations, the length of the current cash conversion cycle, the timing and extent of spending to support development efforts for products and services, the timing of new product introductions and the continuing market acceptance of the Group’s products and services. Until the Group can generate sufficient cash flow from operations, the Group expect to fund its operations through a combination of equity offerings, debt financings or other capital markets transactions, while diligently executing on collaborations and strategic initiatives to optimize use of available funding.

For the next 12 months from the issuance date of this consolidated quarterly financial statements, the Group plans to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level. Such measures include: 1) align capacity with demand and prioritize production for high margin products in the Group’s order backlog; 2) expand and strengthen strategic partnership to outsource a significant portion of design and engineering work for next generation product to third party vendors and suppliers to control overall development costs; 3) implement comprehensive budget control and reduce operating expenses; and 4) proactively implement a robust capital market strategy that includes both debt and equity offerings to meet the Group’s financing needs. Considering these factors and the amount of cash raised from initial public offering in June 2022, the Group has concluded that its current liquidity and working capital will be sufficient to meet its obligations for the next 12 months from the issuance date of this quarterly report.

3.Summary of Significant Accounting Policies

(a)Basis of Presentation

The unaudited condensed consolidated financial statements of the Group are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2021 and 2020.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the quarterly periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2021, the period from November 13, 2020 to December 31, 2020 (Successor) and the period from January 1, 2020 to November 12, 2020 (Predecessor). The results of operations for the nine months ended September 30, 2022 and 2021 are not necessarily indicative of the results for the full years or any future periods.

(b)Revenue Recognition

The Group’s accounting practices under Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) are as followings:

Sale of EVs and kits

The Group generates revenue from sales of EVs and identifies the customers who purchase the vehicle as its customers. The Group also generates revenue from sales of electric drive system kits that are integrated into shuttle buses sold by the customers. EV buyers in California are entitled to government grants when they purchase EV that qualify for certain government grant project. The Group applies for and collect such government grants on behalf of the customers. Accordingly, customers only pay the amount after deducting government grants.

The Group recognizes revenue on sale of EVs at a point in time following the transfer of control of such products to the customer, which typically occurs upon the delivery to the customer. The Group determined that the government grants should be considered as part of the transaction price because it is granted to the EV buyer and the buyer remains liable for such amount in the event the grants were not received by the Group or returned due to the buyer violates the government grant terms and conditions.

Lease of EVs

EV leasing revenue includes revenue recognized under lease accounting guidance for direct leasing programs. The Group accounts for these leasing transactions as operating leases under ASC 840 Leases, and revenues are recognized on a straight-line basis over the contractual term.

Sales of forklifts

Revenue on sale of forklifts is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon delivery or acceptance of the customer depending on the terms of the underlying contracts.

Other revenue

Other revenue consists of engineering and maintenance service, sales of component and charging stations, shipping and delivery fees and others. For engineering and maintenance service, revenues are recognized on a straight-line basis over the contractual term. For sales of component and charging stations, shipping and delivery fees and others, the Group recognizes revenue at a point in time following the transfer of control of such products or services to the customer, which typically occurs upon the delivery to the customer.

Disaggregation of revenues

The Group disaggregates its revenue by four primary categories: sales of EVs, lease of EVs, sales of forklifts and others. There was no sale of kits in the three months and nine months ended September 30, 2022 and 2021, respectively.

The following is a summary of the Group’s disaggregated revenues:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

	(Unaudited)
Sales of EVs	$—	$183	$788	$796
Lease of EVs	135	158	410	458
Sales of Forklifts	134	—	875	—
Others	140	213	506	426
	$409	$554	$2,579	$1,680

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group records contract liabilities as advance from customers. As of September 30, 2022 and December 31, 2021, the balances of contract liabilities were $1,124 and $803, respectively.

4.Accounts Receivable, Net

The accounts receivable, net as of September 30, 2022 and December 31, 2021 consisted of the following:

	September 30,	December 31,
	2022	2021
	(unaudited)
Accounts receivable	$1,457	$1,236
Less: Allowance for doubtful accounts	(35)	(35)
Accounts receivable, net	$1,422	$1,201

During the three and nine months ended September 30, 2022 and 2021, there were no bad debt provision recorded.

5.Inventories

Inventories as of September 30, 2022 and December 31, 2021 consisted of the following:

	September 30,	December 31,
	2022	2021
	(unaudited)
Raw materials	$2,519	$924
Work in process	1,420	582
Finished goods	1,743	719
Total inventories	$5,682	$2,225

During the three and nine months ended September 30, 2022 and 2021, no inventories were written down to reflect the lower of cost or net realizable value.

6.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of September 30, 2022 and December 31, 2021 consist of the following:

	September 30,	December 31,
	2022	2021
	(unaudited)
Vendor deposits	$554	$267
Prepaid insurance	332	144
Prepaid expenses	2,500	41
Others	78	76
Total prepaid and other current assets	$3,464	$528

Prepaid expenses as of September 30, 2022 consisted of $2,500 prepayment for show car model development.

7.Equity

On August 3, 2021, the Company amended its Certificate of Incorporation and the Company’s authorized all classes of stock is amended to 500,000,000 shares, of which (i) 450,000,000 shares shall be common stock, par value $0.0001 per share, and (ii) 50,000,000 shares shall be preferred stock, par value $0.0001 per share. On August 3, 2021, the Company effectuated a 70,000 for 1 stock split on the Company’s issued and outstanding common stock.

On March 8, 2022, a shareholder meeting was held and declared a one-for-four reverse stock split effective on March 9, 2022. After that, the Company’s issued and outstanding common stock is 17,500,000 shares. The authorized shares of common stock after the reverse stock splits are 450,000,000 shares of a par value of $0.0004.

As a result of the amendment of authorized stock, the stock split and reverse of stock split, all share and per share data in the unaudited condensed consolidated financial statements have been retrospectively adjusted to all periods presented.

On June 8, 2022, the Company sold 2,100,000 shares of its common stock in its IPO, at an offering price of $7.5 per share. The Company received net proceeds of $13,794 after deducting underwriting discounts and commissions of $1,103, direct offering expenses of $603, as well as $250 IPO proceeds that was deposited into an escrow account on the closing date with a maturity term of two year. In addition, there is an additional $606 direct offering related expenses that was paid by the Group separately was charged against additional paid in capital.

8.Stock-based Compensation

During the three months ended September 30, 2022, the Board of Directors approved the grants of stock units to core management members and other management, pursuant to the terms of the 2021 Plan. The total number of stock units granted was 505,000 shares. The vesting schedules are 100% vested at the grant date for all the grants. All these stock units were issued to the management during the three months ended September 30, 2022. The Group used the market price of its shares at grant date as the fair value of the stock units in calculating the share based compensation expense.

During the three months ended September 30, 2022, the stock-based compensation expense for grants of stock units and options was $793 and $39, respectively. During the three months ended September 30, 2021, the stock-based compensation expense for grants of options was $4.

During the nine months ended September 30, 2022, the stock-based compensation expense for grants of stock units and options was $793 and $154, respectively. During the nine months ended September 30, 2021, the stock-based compensation expense for grants of options was $49.

There were no changes to the contractual life of any fully vested options during the nine months ended September 30, 2022 and 2021. As of September 30, 2022, unrecognized share-based compensation expenses related to the share options granted were $1,436. The expenses are expected to be recognized over a weighted-average period of 3.1 years.

9.Related Party Transactions

During the nine months ended September 30, 2022, SPI lent a loan with aggregate principal amount of $1,676 to the Group to support the Group’s business. The loan is due on demand and bears no interest. The Group used a portion of the IPO proceeds to repay the $1,676 related party loans during the nine months ended September 30, 2022.

During the nine months ended September 30, 2022, the Group paid $123 withholding payroll taxes on behalf of SPI, and this amount due from a related party was fully repaid to the Group as of September 30, 2022.

During the nine months ended September 30, 2022, the Group sold forklifts in amount of $103 to SolarJuice Co., Ltd., a subsidiary of SPI. The amount due from a related party was $103 as of September 30, 2022.

10.Commitments and Contingencies

Lease commitment — The Group leases offices and facilities under various operating leases. Rental expenses under operating leases included in the unaudited condensed consolidated statement of operations were $263 and $87 for the three months ended September 30, 2022 and 2021, respectively. Rental expenses were $515 and $236 for the nine months ended September 30, 2022 and 2021, respectively.

The following is a schedule of future minimum lease payments as of September 30, 2022:

Operating Leases
(In thousands)
Three months ending December 31, 2022	$264
Year ending December 31,
2023	1,068
2024	1,107
2025	1,147
2026	1,190
Thereafter	608
Total minimum lease payments	$5,384

Show car model development commitment — The Group has entered into a contract with a supplier for show car model development which the Group made commitments of payments amounted to approximately $850 as of September 30, 2022.

Contingency — In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. There was a dispute with previous landlord in 2021 which the previous landlord claimed compensation for damages of $301 because the Group was unable to timely vacate the previously leased premises. The Group is actively negotiating with the previous landlord to settle the dispute, however, no reasonable estimate of loss can be made as of September 30, 2022.

11.Concentration Risk

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, and accounts receivable. As of September 30, 2022 and December 31, 2021, the cash and cash equivalents are deposited with federally insured banks, which are typically in excess of insured limits. As of September 30, 2022, there was one customer representing 20.6% of total accounts receivable. As of December 31, 2021, there was no customer representing more than 10% of total accounts receivable.

Concentration of Customers and Suppliers

For the nine months ended September 30, 2022, there were three customers representing 24.6%, 15.3% and 10.1% of total revenue, respectively. For the nine months ended September 30, 2021, there were two customers representing 22.2% and 17.6% of total revenues, respectively.

For the nine months ended September 30, 2022, there were two vendors representing 20.4% and 10.3% of total purchases, respectively. For the nine months ended September 30, 2021, there was one vendor representing 35.3% of total purchases.

12.Subsequent Events

The Group has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

Up to $10,000,000

Phoenix Motor Inc.

Common Stock

PRELIMINARY PROSPECTUS

Through and including         , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered. All amounts shown are estimates except for the SEC registration fee.

Amount
Securities and Exchange Commission registration fee	$747
Accountants’ fees and expenses	—
Legal fees and expenses	$25,000
Printing fees and expenses	$20,000
Miscellaneous	$5,000
Total expenses	$—

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)(1) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of this paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).
(2)The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.
(d)Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination:
(1)By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or
(2)By a committee of such directors designated by majority vote of such directors, even though less than a quorum; or
(3)If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or
(4)By the stockholders.
(e)Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
(g)A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our certificate of incorporation, will provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL unless they violated their duty of loyalty to the company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our certificate of incorporation will also provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws, which we intend to adopt immediately prior to the closing of this offering, include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnity agreements with each of our officers and directors a form of which is filed as an exhibit to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 15. Recent Sales of Unregistered Securities.

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:

●	On November 22, 2022, the Company issued 61,421 shares of common stock to the Selling Stockholder pursuant to the Purchase Agreement in consideration for the Selling Stockholder’s irrevocable commitment to purchase shares of the Company’s common stock.

For the transactions referred to above, we relied upon an exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, which exempt transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)The following exhibits are filed as part of this Registration Statement:

3.1

Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

3.2

Certificate of Amendment of Phoenix Motor Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*
3.4

Certificate of Amendment to Amended Certificate of Incorporation of Phoenix Motor Inc. (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

3.5

Second Certificate of Amendment to Amended Certificate of Incorporation of Phoenix Motor Inc. dated March 8, 2022. (incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on April 20,2022).*

3.6

Third Certificate of Amendment to Certificate of Incorporation of Phoenix Motor Inc. dated April 29, 2022. (incorporated by reference to Exhibit 3.6 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022).*

3.7

Certificate of Correction to the Second Amendment to the Amended Certificate of Incorporation (incorporated by reference to Exhibit 3.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on May 6, 2022).*

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*
4.2

Stock Option Agreement dated January 24, 2021 between the Company and Xiaofeng Peng. (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*+

5.1	Opinion of Loeb & Loeb LLP regarding legality**
10.1

Phoenix Motor Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*+

10.2

Form of Phoenix Motor Inc. Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*+

10.3

Employment Agreement between Dr. Liang Lance Zhou and Phoenix Cars LLC dated March 21, 2022 (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on April 20, 2022)*+

10.4

Employment Agreement between Chris Wang and Phoenix Cars, LLC dated Nov 4, 2021 (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*+

10.5

Employment Agreement between Ronald Iacobelli and Phoenix Car, LLC dated Oct 7, 2021 (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*+

10.6

Employment Agreement between Tarek Helou and Phoenix Car, LLC dated August 16, 2016 (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022.*+

10.7

Employment Agreement between Jose Paul Plackal and Phoenix Car, LLC dated September 27, 2021 (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022).*+

10.8

Employment Agreement between Tony X. Zhou and Phoenix Car, LLC dated November 22, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022).*+

10.9

Employment Agreement between Can Shen “Edmund” and Phoenix Car, LLC dated January 11, 2021 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022).*+

10.10

Independent Director Agreement between John F. Perkowski and Phoenix Motor, Inc. dated July 19, 2021 (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022).*+

10.11

Independent Director Agreement between Sam Van and Phoenix Motor, Inc. dated August 1, 2021 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022).*+

10.12

Independent Director Agreement between Zhenxing Fu and Phoenix Motor, Inc. dated November 23, 2021 (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 17, 2022).*+

10.13

Independent Director Agreement between Steve Stivers and Phoenix Motor, Inc. dated November 24, 2021 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on November 29, 2021).*+

10.14

Dealership Agreement between PMC and CBS dated Feb 22, 2019 (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

10.15

Statement of Work and Payment Schedule for Southern California Airports Zero Emission Shuttle Transportation (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

10.16

Product Supply Master Agreement between Phoenix Motorcars and Romeo Systems dated Sept 8, 2020 (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

10.17

Service Level Agreement between Phoenix Motorcars and Romeo Systems, Inc. dated Sept 4, 2020 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

10.18

Sublease Agreement between Phoenix Cars LLC and NMNC Group dated June 24, 2021 (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

10.19

SBA EIDL Loan Agreement dated May 26, 2020 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

10.20

PPP Loan Agreement dated Jan 21, 2021 (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

10.21	Sample Purchase Order to Vendor (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*
10.22	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on May 24, 2022).*
10.23

Intercompany Loan Agreement between SPI Energy Co., Ltd. and Phoenix Motor Inc. dated January 20, 2022 (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-261384), filed with the SEC on May 24, 2022).*

10.24

Standby Equity Purchase Agreement, dated November 22, 2022, by and between Phoenix Motor Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-41414), filed with the SEC on November 28, 2022.*

14.1

Code of Ethics of Phoenix Motor Inc. Applicable To Directors, Officers And Employees (incorporated by reference to Exhibit 14.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*
23.1	Consent of Marcum Asia CPAs LLP**
23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)**
24.1	Power of Attorney (included on signature page)**
99.1	Form of Audit Committee Charter (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*
99.2

Form of Compensation Committee Charter (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on November 29, 2021).*

99.7

Nominating and Corporate Governance Committee Charter incorporated by reference to Exhibit 99.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-261384), filed with the SEC on April 20,2022).*

107	Filing Fee Table**
*	Previously filed.
**	Filed herewith.
+	Indicates a management contract or compensatory plan.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)For purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Anaheim, California, on December 9, 2022.

PHOENIX MOTOR INC.

By:	/s/ Liang Lance Zhou
	Name:	Liang Lance Zhou
	Title:	Chief Executive Officer (principal executive officer)

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Liang Lance Zhou and Chris Wang his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Liang Lance Zhou	Chief Executive Officer and Director	December 12, 2022
Liang Lance Zhou	(principal executive officer)

/s/ Chris Wang	Chief Financial Officer	December 12, 2022
Chris Wang	(principal financial and accounting officer)

/s/ Denton Peng	Chairman and Director	December 9, 2022
Denton Peng

/s/ HoongKhoeng Cheong	Director	December 9, 2022
HoongKhoeng Cheong

/s/ Zhenxing Fu	Director	December 9, 2022
Zhenxing Fu

/s/ Jack Perkowski	Director	December 12, 2022
Jack Perkowski

/s/ Steve Stivers	Director	December 9, 2022
Steve Stivers

/s/ Sam Van	Director	December 9, 2022
Sam Van